As filed with the Securities and Exchange Commission on April 15, 2005

                                                    Registration No. 333-
===============================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                             GREENHILL & CO., INC.
             (Exact Name of Registrant as Specified in Its Charter)

            Delaware                   6199                    51-0500737
(State or Other Jurisdiction     (Primary Standard          (I.R.S. Employer
     of Incorporation        Industrial Classification    Identification Number)
     or Organization)               Code Number)

                                300 Park Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 389-1500
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)
                                 --------------
                                  JOHN D. LIU
                            Chief Financial Officer
                             Greenhill & Co., Inc.
                                300 Park Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 389-1500
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)

                                   Copies to:
     NICHOLAS A. KRONFELD                                DAVID B. HARMS
    Davis Polk & Wardwell                             Sullivan & Cromwell LLP
     450 Lexington Avenue                               125 Broad Street
   New York, New York 10017                         New York, New York 10004
        (212) 450-4000                                   (212) 558-4000
                                --------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                               --------------

                                       CALCULATION OF REGISTRATION FEE
=========================================================================================================================
                                                            Proposed            Proposed
                                                             Maximum             Maximum
     Title of Each Class           Number of Shares      Offering Price    Aggregate Offering        Amount of
of Securities To Be Registered    to be Registered(1)      Per Unit(2)         Price(1)(2)       Registration Fee
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share..................  4,600,000 shares          $ 35.60          $ 163,760,000         $ 19,274.55
=========================================================================================================================

(1) Includes shares issuable upon exercise of the underwriters' option to purchase additional shares of common stock.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

               Subject to Completion. Dated          , 2005.

                                4,000,000 Shares


                               [GRAPHIC OMITTED]


                             Greenhill & Co., Inc.


                                  Common Stock

                                   ---------

     All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus. Greenhill will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     The common stock is listed on the New York Stock Exchange under the symbol "GHL". The last reported sale price of the common stock on April 14, 2005 was $33.43 per share.

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                                   ---------

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                                   ---------
                                                             Per Share   Total
                                                            ----------- --------
   Public offering price....................................$           $
   Underwriting discount....................................$           $
   Proceeds, before expenses, to the selling stockholders...$           $

     To the extent that the underwriters sell more than 4,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 600,000 shares from the selling stockholders at the initial price to the public less the underwriting discount.

                                   ---------

     Upon completion of this offering, our managing directors and their affiliated entities will collectively own 68.5% of the total shares of common stock outstanding (or 66.5% if the underwriters' option to purchase additional shares is exercised in full).

     The underwriters expect to deliver the shares against payment in New York,
New York on                        , 2005.

Goldman, Sachs & Co.
         UBS Investment Bank
                    Keefe, Bruyette & Woods
                                  Wachovia Securities

                                   ---------

                       Prospectus dated         , 2005.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" on pages 7 - 13.

                                   Greenhill

     We are an independent investment banking firm that (i) provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters and (ii) manages merchant banking funds and commits capital to those funds. Greenhill acts for clients located throughout the world from offices in New York, London and Frankfurt.

     We were established in 1996 by Robert F. Greenhill, the former President of Morgan Stanley and former Chairman and Chief Executive of Smith Barney. Since our founding, Greenhill has grown steadily, recruiting managing directors from major investment banks and other institutions, with a range of geographic, industry and transaction specialties and different sets of corporate management and other relationships. As part of this expansion, we opened a London office in 1998, raised a merchant banking fund in 2000, opened a Frankfurt office later in 2000 and began offering financial restructuring advice in 2001. On May 11, 2004, we converted from a limited liability company to a corporation, and completed an initial public offering of our common stock. We completed the initial closing of our second merchant banking fund in March of 2005 and expect to open our Dallas office shortly. We have 27 managing directors and two senior advisors globally.

     We have demonstrated strong financial results, producing revenue and earnings growth in a variety of economic and market conditions, including a prolonged period in which global merger and acquisition activity declined significantly. Our revenue grew from $36.9 million in 1997 (our first full year of operation) to $151.9 million in 2004, representing a compound annual growth rate of 22%. Our revenue growth rate each year during this period ranged from a decline of 10.3% in 2001 compared to 2000, to an increase of 120.4% in 1999 compared to 1998.

                          Principal Sources of Revenue

     Our principal sources of revenue are financial advisory and merchant banking fund management.

Financial Advisory

     We provide a broad range of advice to U.S. and non-U.S. clients in relation to mergers, acquisitions, restructurings and similar corporate finance matters and are generally involved at each stage of these transactions, from initial structuring to final execution. Our focus is on providing high-quality advice to senior executive management and boards of directors of prominent large and mid-cap companies in transactions that typically are of the highest strategic and financial importance to those companies. Financial advisory services accounted for 86% and 96% of our revenues in 2004 and 2003, respectively. Non-U.S. clients are a significant part of our business, generating 46% and 52% of our financial advisory revenues in 2004 and 2003, respectively.

Merchant Banking Fund Management

     Our merchant banking fund management activities currently consist primarily of management of Greenhill Capital Partners, or GCP, a family of merchant banking funds that invest in portfolio companies, including the commitment of capital to these merchant banking funds. Merchant banking funds are private investment funds raised from contributions by qualified institutional investors and financially sophisticated individuals. The funds make substantial, sometimes controlling, investments, generally in non-public companies and typically with a view toward divesting within 3 to 5 years. Our merchant banking activities historically have generated revenue almost entirely from fees earned for our management of GCP funds. In 2003, we started investing our own capital into our first merchant banking fund (or Fund I) in material amounts, in addition to that previously invested by our managing directors and other professionals of Greenhill. In March 2005, we committed $85 million to our new merchant banking fund, Greenhill Capital Partners II (or Fund II), which we expect will represent approximately 10% of committed capital to Fund II. In addition, our managing directors (including all of our executive officers), senior advisors and other professionals have personally committed a further $135 million of capital to Greenhill Capital Partners II. We pursue merchant banking fund management activities in addition to our financial advisory activities because:
(i) our senior advisory professionals, and those we seek to recruit, are attracted by the opportunity to participate in merchant banking fund management, including the ability to invest in managed funds; and (ii) it allows us to further leverage our managing directors' industry knowledge and client contacts. We believe we can pursue merchant banking opportunities without creating conflicts with our advisory clients by typically focusing on significantly smaller companies than those with respect to which we seek to provide financial advice. Our merchant banking funds typically invest in companies with valuations that are between $100 million and $500 million at the time of investment.

                             Competitive Strengths

o Independence - We are an independent firm managed and majority-owned by our managing directors, free of many of the conflicts that can arise at larger, diversified financial institutions.

o Focus on Advisory Activities - We are focused on advising clients, particularly large and mid-size corporations, rather than on a broad range of securities businesses. We believe this focus has helped and will continue to help us attract clients and recruit financial advisory professionals who want to work in a firm where their activities are the central focus.

o Breadth of Advisory Capabilities - While our origin was as an advisor on mergers and acquisitions, we have acquired considerable experience and capabilities in financial restructuring situations.

o International Capabilities - Unlike many small investment banking firms, we have aggressively sought to develop a broad geographic scope rather than focusing on any one particular market. From 2000 through 2004, 52% of our advisory revenues were derived from clients based outside the United States, primarily from the United Kingdom and, to a lesser extent, continental Europe, Latin America and Canada.

o Experience - Our 27 managing directors and two senior advisors have an average of 24 years of relevant experience. Prior to joining Greenhill, 23 of those individuals were managing directors at other leading financial advisory firms or occupied comparably senior roles in leading private equity firms, law firms or corporations.

o Strong Corporate Culture - While Greenhill is relatively young, we have developed a strong corporate culture. We are united by our desire to build a firm where client advisory activities are at the core, and by our commitment to excellence in those activities. Only one managing director has departed in more than 8 years, and 14 of the 27 current managing directors have five years' tenure at Greenhill.

     Notwithstanding these competitive strengths, we face a number of competitive challenges, including intense competition from larger firms that have a greater range of products and services and greater financial and other resources than we have and that may pose a threat to our ability to recruit and retain key employees. See "Risk Factors" for a discussion of the factors you should consider before buying shares of our common stock.

                                    Strategy

     Our strategy is principally to enhance our position as an independent advisor on important merger, acquisition and restructuring transactions, grow our financial advisory business and expand our merchant banking fund management business. We also aim to maintain a balance of activities across geographic regions and to increase the stability of our earnings. Our strategy is heavily dependent on retaining and recruiting managing directors and other senior professionals.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, the disclosures set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Information" as well as in the consolidated financial statements and their notes.

                                                                  For Year Ended December 31,
                                                  -------------------------------------------------------------
                                                    2004         2003         2002        2001          2000
                                                  -------------------------------------------------------------
                                                            (in thousands, except percentages)
Historical
Revenues
  Financial Advisory............................  $130,906     $121,334     $107,455     $95,300      $106,949
  Merchant Banking Fund Management & Other (a)..    20,947        5,345        5,153       4,664         4,527
                                                  -------------------------------------------------------------
Total Revenues..................................   151,853      126,679      112,608      99,964       111,476
  % Change from Prior Year......................        20%          12%          13%        (10)%           -

Income Before Tax & Minority Interest (b).......    63,508       80,661       75,813      34,797        48,524
Net Income (b), (c).............................    38,316       45,400       57,817      34,984        45,520

Pro Forma (unaudited) (d)
Pro Forma Income Before Tax (e).................    57,275       50,749       44,615      36,241        46,655
Pro Forma Net Income (f)........................    34,327       29,435       25,877      21,020        27,060
% Change from Prior Year........................        17%          14%          23%        (22)%           -

---------
(a) Merchant Banking Fund Management & Other includes interest income of $0.8 million, $0.4 million, $0.3 million, $0.8 million and $1.1 million in 2004, 2003, 2002, 2001 and 2000, respectively.

(b) Prior to our May 2004 initial public offering we were a limited liability company and payments for services rendered by our managing directors were accounted for as distributions of members' capital rather than as compensation expense, except for payments of $2.9 million, $5.0 million, $1.4 million, $25.5 million and $27.3 million made to managing directors and managing director equivalents in 2004, 2003, 2002, 2001 and 2000, respectively, which were recorded as compensation expense. As a result, our pre-tax earnings and compensation and benefits expense prior to our initial public offering did not reflect most payments for services rendered by our managing directors. Accordingly, pre-tax earnings in that period understated our operating costs as a corporation. Since the initial public offering, we have included all payments for services rendered by our managing directors in compensation and benefits expense.

(c) Prior to our May 2004 initial public offering, we were a limited liability company and our earnings did not fully reflect the taxes that we pay as a public corporation. Additionally, a portion of our earnings attributable to our European operations was recorded as minority interest during that period.

(d) We believe that the pro forma amounts presented, which increase compensation expense and tax expense to amounts we expect that we would have paid as a corporation during the periods reported and eliminate the minority interest attributable to our European operations, more accurately depict our results as a public company. The amounts for the year ended December 31, 2004 include the pro forma results of operations as if we operated as a public company during the period January 1, 2004 to the date of our public offering combined with the actual results of operations for the period after the public offering. The amounts for the years ended December 31, 2003, 2002, 2001 and 2000 reflect pro forma results of operations as if the initial public offering had occurred as of January 1 of each of those years.

(e) Because we had been a limited liability company prior to the initial public offering, payments for services rendered by our managing directors generally had been accounted for as distributions of members' capital rather than as compensation expense. As a corporation, we include all payments for services rendered by managing directors in compensation and benefits expense.

     Compensation and benefits expense, reflecting our conversion to corporate form, consists of cash compensation and non-cash compensation related to restricted stock units awarded to employees. It is our policy that annual total compensation and benefits, including that payable to the managing directors, will not exceed 50% of annual total revenues (although we retain the ability to change this policy in the future). Adjustments to increase compensation expense for the years ended December 31, 2004, 2003, 2002 and 2000 of $6.2 million, $29.9 million, $31.2 million and $1.9 million, respectively, and to decrease compensation for the year ended, December 31, 2001 of $1.4 million have been made to record total compensation and benefits expense at 45% of total revenues, consistent with the percentage of compensation paid in 2004 for the period after the initial public offering. In addition, for the years ended December 31, 2004, 2003 and 2002, historical income before tax has been increased by $6.5 million, $32.2 million and $17.6 million to reflect the elimination on a pro forma basis of minority interests held by European managing directors in a subsidiary. Prior to 2002, the European managing directors were employees and did not have a minority interest in Greenhill.

(f) As a limited liability company, we were generally not subject to income taxes except in foreign and local jurisdictions. The pro forma provision for income taxes for the year ended December 31, 2004 includes an adjustment of $4.2 million for assumed federal, foreign, state and local income taxes as if we were a C Corporation for the period January 1, 2004 to the date of the public offering at an assumed effective rate of 42% combined with the actual tax provision for the period after the public offering. For the years ended December 31, 2003, 2002, 2001 and 2000, adjustments of $18.3 million, $18.4 million, $15.4 million and $16.6 million, respectively, were made to adjust our effective tax rate to 42%, reflecting assumed federal, foreign, state and local income taxes as if we were a corporation on January 1, 2003, 2002, 2001 and 2000.


                                Our Headquarters

     Our headquarters are located at 300 Park Avenue, New York, New York 10022. Our telephone number is (212) 389-1500.

                                  THE OFFERING

Common stock offered by the
  selling stockholders............. 4,000,000 shares.

Common stock to be outstanding
  before and after this offering... 30,682,466 shares

Underwriters' option to purchase
  additional shares from the
  selling stockholders............. 600,000 shares.

Voting rights...................... One vote per share.

Offering price..................... $           per share.

Use of proceeds.................... We will not receive any proceeds from this offering.

Dividend policy.................... Dividends declared per common share were
                                    $0.08 per quarter and $0.16 in the
                                    aggregate in 2004, as dividends were only paid in the second half of 2004, following our initial public offering. In January 2005, our Board of Directors declared a quarterly dividend of $0.10 per share. The dividend was paid on March 15, 2005 to the common stockholders of record on February 15, 2005. The declaration of this and any other dividends and, if declared, the amount of any such dividend, will be subject to our actual future earnings and capital requirements and to the discretion of our Board of Directors. For a discussion of the factors that will affect the determination by our Board of Directors to declare dividends, see "Dividend Policy".

New York Stock Exchange
  symbol........................... GHL

     Except as otherwise indicated, all amounts with respect to the volume, number and market share of mergers and acquisitions transactions and related ranking information included in this prospectus have been derived from information compiled and classified by Thomson Financial.

     Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 600,000 shares of common stock which the underwriters have the option to purchase form the selling stockholders.

                                  RISK FACTORS

     You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. The following risks comprise all the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the events or developments described below actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you could lose all or part of your investment in our common stock.

   Our ability to retain our managing directors is critical to the success of our business

     The success of our business depends upon the personal reputation, judgment, business generation capabilities and project execution skills of our 29 managing directors and senior advisors, particularly the members of our Management Committee (which consists of Robert F. Greenhill, Scott L. Bok, Simon A. Borrows, Robert H. Niehaus, Timothy M. George, Michael A. Kramer, James R. C. Lupton and Colin T. Roy). Founded in 1996, our business has a limited operating history and, as a result, our managing directors' personal reputations and relationships with our clients are a critical element in obtaining and maintaining client engagements, and forming and investing merchant banking funds. Accordingly, the retention of our managing directors is particularly crucial to our future success. The departure or other loss of Mr. Greenhill, our founder, Chairman and Chief Executive Officer, or the departure or other loss of any other member of our Management Committee or any other managing director, each of whom manages substantial client relationships and possesses substantial experience and expertise, could materially adversely affect our ability to secure and successfully complete engagements and conduct our merchant banking business, which would materially adversely affect our results of operations.

     In addition, if any of our managing directors were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services. There is no guarantee that the compensation arrangements, non-competition agreements and lock-up agreements we have entered into with our managing directors are sufficiently broad or effective to prevent our managing directors from resigning to join our competitors or that the non-competition agreements would be upheld if we were to seek to enforce our rights under these agreements. See "Management--Employment, Non-Competition and Pledge Agreements" and "Management--Transfer Rights Agreements".

   Our conversion to corporate form may adversely affect our ability to recruit, retain and motivate key employees

     Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees in the financial services industry is intense. Our continued ability to compete effectively in our business depends on our ability to attract new employees and to retain and motivate our existing employees.

     In connection with the conversion of Greenhill from a limited liability company to corporate form, our then managing directors and their affiliated entities received 100% of the common stock of Greenhill & Co., Inc. (or 25,000,000 shares) in exchange for their membership interests. Our managing directors and their affiliated entities currently own approximately 81.5% of the Company and following this offering will own approximately 68.5% of the Company, or 66.5% if the underwriters' option is exercised in full. Ownership of and the ability to realize equity value from our common stock, unlike that of membership interests in Greenhill, are not dependent upon a managing director's continued employment and our managing directors are no longer restricted from leaving Greenhill by the potential loss of all of the value of their ownership interests. These shares of common stock are subject to certain restrictions on transfer and a portion are pledged to secure the liquidated damages provision in each managing director's non-competition and pledge agreement. However, these agreements will survive for only a limited period after termination of services to Greenhill (one year in most cases) and will permit our managing directors to leave Greenhill without losing any of their shares of common stock if they comply with these agreements. Consequently, the steps we have taken to encourage the continued service of these individuals may not be effective. The long term impact of our conversion to corporate form on our employee retention and recruitment is uncertain.

     In connection with our initial public offering and the conversion of Greenhill from a limited liability company to corporate form and since that time, employees have received grants of restricted stock units under our equity incentive plan. The incentives to attract, retain and motivate employees provided by these awards or by future arrangements may not be as effective as the opportunity, which existed prior to conversion, to become a member of Greenhill. See "Management--The Equity Incentive Plan" for a description of our equity incentive plan.

   A substantial portion of our revenues are derived from advisory fees

     We have historically earned our revenues almost exclusively from advisory fees paid to us by our clients, in large part upon the successful completion of the client's transaction or restructuring. Financial advisory revenues represented 86% and 96% of our total revenues in 2004 and 2003, respectively. Unlike diversified investment banks, we do not have significant alternative sources of revenue, such as securities trading or underwriting. We expect that our reliance on advisory fees will continue for the foreseeable future and a decline in our advisory engagements or the market for advisory services generally would have a material adverse effect on our business and results of operations.

   Our merger and acquisition and restructuring advisory engagements are singular in nature and do not provide for subsequent engagements

     Our clients generally retain us on a non-exclusive, short-term, engagement-by-engagement basis in connection with specific merger or acquisition transactions or restructuring projects, rather than under exclusive long-term contracts. As these transactions are singular in nature and our engagements are not likely to recur, we must seek out new engagements when our current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in the next-succeeding or any other period. In addition, when an engagement is terminated, whether due to the cancellation of a transaction due to market reasons or otherwise, we may earn limited or no fees and may not be able to recoup the costs that we incurred prior to that termination.

   A high percentage of our total revenues are derived from a few clients and the termination of any one advisory engagement could reduce our revenues and harm our operating results

     Each year, we advise a limited number of clients. Our top ten clients accounted for over 50% of our total revenues in each of the last three years and our largest single clients accounted for 10% and 17% of our total revenues in 2004 and 2003, respectively. While the composition of the group comprising our largest clients varies significantly from year to year, we expect that our advisory engagements will continue to be limited to a relatively small number of clients and that an even smaller number of those clients will account for a high percentage of revenues in any particular year. As a result, the adverse impact on our results of operation of one lost mandate or the failure of one transaction or restructuring on which we are advising to be completed, can be significant.

   There will not be a consistent pattern in our financial results from quarter to quarter, which may result in increased volatility of our stock price

     We can experience significant variations in revenues and profits during the year. These variations can generally be attributed to the fact that our revenues are usually earned in large amounts throughout the year upon the successful completion of a transaction or restructuring, the timing of which is uncertain and is not subject to our control. Compared to our larger, more diversified competitors in the financial services industry, we generally experience even greater variations in our revenues and profits. This is due to our dependence on a relatively small number of transactions for most of our revenues, with the result that our earnings can be significantly affected if any particular transaction is not completed successfully, and to the fact that we lack other, more stable sources of revenue in material amounts, such as brokerage and asset management fees, which could moderate some of the volatility in advisory revenues. As a result, it may be difficult for us to achieve steady earnings growth on a quarterly basis, which could adversely affect our stock price.

     In addition, in many cases we are not paid for advisory engagements that do not result in the successful consummation of a transaction or restructuring. As a result, our business is highly dependent on market conditions and the decisions and actions of our clients and interested third parties. For example, a client could delay or terminate an acquisition transaction because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or shareholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business is experiencing unexpected financial problems. Anticipated bidders for assets of a client during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. In these circumstances, in many cases we do not receive any advisory fees, other than the reimbursement of certain out-of-pocket expenses. The failure of the parties to complete a transaction on which we are advising, and the consequent loss of revenue to us, could lead to large adverse movements in our stock price. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Summary of Quarterly Performance".

   Difficult market conditions could adversely affect our business in many ways

     Adverse market or economic conditions would likely affect the number and size of transactions on which we provide mergers and acquisitions advice and therefore adversely affect our financial advisory fees. As our operations in the United States and the United Kingdom have historically provided most of our revenues and earnings, our revenues and profitability are particularly affected by economic conditions in these countries.

     In the past, we have derived a substantial share of our revenues from providing investment banking advisory services to the communications and media, consumer goods, retail and financial services sectors. Any slowdown of activity in these sectors could have an adverse effect on our earnings.

     Adverse market or economic conditions as well as a slowdown of activity in the sectors in which the portfolio companies of our merchant banking funds operate could have an adverse effect on the earnings of those portfolio companies, and therefore, our earnings, especially in the future as we seek to increase our merchant banking fund management revenues.

     If the number of debt defaults, bankruptcies or other factors affecting demand for our restructuring advisory services declines, our revenues and profitability could suffer

        During the periods when mergers and acquisitions activity decline and debt defaults increase, we increasingly rely on the provision of restructuring and bankruptcy advisory services as a source of new business. We provide various restructuring and restructuring-related advice to companies in financial distress or their creditors or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions and the availability and cost of debt and equity financing.

     If demand for our restructuring services decreases, we could suffer a decline in revenues, which could lower our overall profitability.

   We are seeking to expand our merchant banking fund management business, which will entail increased levels of investments in high-risk, illiquid assets

     We are seeking to expand our merchant banking fund management business by establishing new merchant banking funds. Our revenues from this business are primarily derived from management fees calculated as a percentage of committed capital and/or assets under management and profit overrides, which are earned if investments are profitable over a specified threshold. Our ability to form new merchant banking funds is subject to a number of uncertainties, including adverse market or economic conditions, competition from other fund managers, and the ability to negotiate terms with major investors.

     In addition, through our controlling interest in the general partner of the funds, we expect to make certain principal investments in our new funds. In March 2005, we committed $85 million to our new merchant banking fund, Greenhill Capital Partners II, which we expect will represent approximately 10% of committed capital to Greenhill Capital Partners II. The kinds of investments made by these funds are generally in relatively high-risk, illiquid assets. Contributing capital to these funds is risky and we may lose some or all of the principal amount of our investments.

     Given the nature of the investments contemplated by Greenhill Capital Partners, there is a significant risk that Greenhill Capital Partners will be unable to realize its investment objectives by sale or other disposition at attractive prices or will otherwise be unable to complete any exit strategy. In particular, these risks could arise from changes in the financial condition or prospects of the portfolio company in which the investment is made, changes in national or international economic conditions or changes in laws, regulations, fiscal policies or political conditions of countries in which investments are made.

     Greenhill Capital Partners will typically invest in securities of a class that are not publicly-traded. In many cases Greenhill Capital Partners may be prohibited by contract or by applicable securities laws from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Greenhill Capital Partners will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. In particular, the Greenhill Capital Partners' ability to dispose of investments is heavily dependent on the initial public offering market, which fluctuates in terms of both volume of transactions as well as the types of companies which are able to access the market. Furthermore, the types of investments made may require a substantial length of time to liquidate.

     In addition, the investments in these funds are adjusted for accounting purposes to fair market value at the end of each quarter and our allocable share of these gains or losses will affect our revenue even though such market fluctuations may have no cash impact, which could increase the volatility of our quarterly earnings. It takes a substantial period of time to identify attractive merchant banking opportunities, to raise all the funds needed to make an investment and then to realize the cash value of our investment through resale. Even if a merchant banking investment proves to be profitable, it may be several years or longer before any profits can be realized in cash.

   We face strong competition from far larger firms in part due to a trend toward consolidation

     The investment banking industry is intensely competitive and we expect it to remain so. We compete on the basis of a number of factors, including the quality of our advice and service, innovation, reputation and price. We believe we may experience pricing pressures in our areas of operation in the future as some of our competitors seek to obtain market share by reducing prices. We are a small investment bank, with 127 employees (including managing directors and senior advisors) on December 31, 2004 and total revenues of approximately $151.9 million in 2004. Most of our competitors in the investment banking industry have a far greater range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more managing directors to serve their clients' needs, greater global reach and more established relationships with their customers than we have. These larger and better capitalized competitors may be better able to respond to changes in the investment banking market, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally.

     The scale of our competitors has increased in recent years as a result of substantial consolidation among companies in the investment banking industry. In addition, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired financial advisory practices and broker-dealers or have merged with other financial institutions. These firms have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses. In particular, the ability to provide financing as well as advisory services has become an important advantage for some of our larger competitors, and because we are unable to provide such financing we may be unable to compete for advisory clients in a significant part of the advisory market.

   Greenhill is controlled by its managing directors whose interests may differ from those of our public shareholders

     Our managing directors and their affiliated entities collectively own approximately 81.5% of the total shares of common stock outstanding and following this offering will own approximately 68.5% of the Company or 66.5% if the underwriters' option is exercised in full. Following this offering, Robert
F. Greenhill and members of his family will beneficially own approximately   %
of our common stock and the other members of our Management Committee will
own    % of our common stock (or    % if the underwriters' option to purchase
additional shares is exercised in full).

     As a result of these shareholdings, the members of our Management Committee currently are able, and will continue after this offering to be able, to elect our entire Board of Directors, control the management and policies of Greenhill and, in general, determine without the consent of the other shareholders the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of Greenhill. Our managing directors currently are able, and will continue after this offering to be able, to prevent or cause a change in control of Greenhill.

   Employee misconduct could harm Greenhill and is difficult to detect and deter

     There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. Our advisory business often requires that we deal with client confidences of the greatest significance to our clients, improper use of which may have a material adverse impact on our clients. Any breach of our clients' confidences as a result of employee misconduct may impair our ability to attract and retain advisory clients. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases.

   We may face damage to our professional reputation and legal liability to our clients and affected third parties if our services are not regarded as satisfactory

     As an investment banking firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Moreover, our role as advisor to our clients on important mergers and acquisitions or restructuring transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. Our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including shareholders of our clients who could bring securities class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial intermediaries have been increasing. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. As a result, we may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

   We are subject to extensive regulation in the financial services industry

     We, as a participant in the financial services industry, are subject to extensive regulation in the United States and elsewhere. We face the risk of significant intervention by regulatory authorities in all jurisdictions in which we conduct our business. Among other things, we could be fined, prohibited from engaging in some of our business activities or subject to limitations or conditions on our business activities. In addition, as a result of recent highly publicized financial scandals, the regulatory environment in which we operate may be subject to further regulation. New laws or regulations or changes in the enforcement of existing laws or regulations applicable to our clients may also adversely affect our business.

   Legal restrictions on our clients may reduce the demand for our services

     New laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may also adversely affect our businesses. For example, changes in antitrust enforcement could affect the level of mergers and acquisitions activity and changes in regulation could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

   Our share price may decline due to the large number of shares eligible for future sale

     Sales of substantial amounts of common stock by our managing directors and other employees, or the possibility of such sales, may adversely affect the price of the common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of common stock.

     As of March 31, 2005, there were 30,682,466 shares of common stock outstanding, which is net of 67,534 shares of common stock held in treasury.
The 5,750,000 shares of common stock sold in our initial public offering in May 2004 (or 5,682,466 shares of common stock, after our repurchase of the 67,534 shares of common stock currently held in treasury) are freely transferable without restriction or further registration under the Securities Act of 1933. Upon completion of this offering, 9,682,466 shares of outstanding common stock will be freely transferable, and if the underwriters exercise their overallotment option in full, 10,282,466 shares will be freely transferable. Subject to certain exceptions described under "Shares Eligible for Future
Sale", the remaining 21,000,000 shares of common stock (or 20,400,000 shares, if the underwriters exercise their overallotment option in full) may not be sold until May 11, 2009, except in one or more underwritten public offerings approved by our underwritten offering committee which consists of Robert F. Greenhill (who chairs the committee), Scott L. Bok and Simon A. Borrows. Approval of an underwritten offering by the committee will require approval of either the chair of the committee or the joint approval of the other two members of the committee. Accordingly, Robert Greenhill alone, or Scott Bok and Simon Borrows together, may permit a sale of shares of our common stock that could adversely affect the market price of our common stock. After May 11,
2009, there will be no remaining contractual restrictions on resale on the shares issued to our managing directors at the time of the initial public
offering. In addition,          of such shares of common stock held by Robert F.
Greenhill through his affiliated entities, Lord James Blyth and Harvey R.
Miller will be eligible for resale pursuant to Rule 144 after May 11, 2006 and will not be subject to such contractual restrictions after that date. In addition, at the time of and since the initial public offering we have awarded our directors, managing directors and other employees an aggregate of 1,097,666 restricted stock units. Each restricted stock unit represents the holder's right to receive one share of our common stock or a cash payment equal to the fair market value therefor, at our election, following the applicable vesting date. Awards of restricted stock units to our directors granted upon the directors' initial appointment or election to the board vest in full one year from their grant date. Awards of restricted stock units to our directors granted as compensation for services rendered vest immediately. Awards of restricted stock units to our managing directors and other employees generally vest either ratably over a five year period beginning on the first anniversary of the grant date or do not vest until the fifth anniversary of their grant date, when they vest in full. Shares will be issued in respect of restricted stock units only under the circumstances specified in the applicable award agreements and the equity incentive plan. Assuming all of the conditions to vesting are fulfilled, shares in respect of the 1,097,666 restricted stock units that have been granted as of March 31, 2005 would be issued as follows:
131,434 shares in 2005, 145,592 shares in 2006, 137,195 shares in 2007, 137,195 shares in 2008, 148,311 shares in 2009, and 397,939 shares in 2010. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future. In connection with this offering, each of the company, its directors, officers and the selling stockholders has agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through a date that is not less than one year after the date of this prospectus. See "Underwriting" for more information on the lock-up restrictions imposed by the underwriters.

   The market price of our common stock may decline

     The price of the common stock after this offering may fluctuate widely, depending upon many factors, including the perceived prospects of Greenhill and the financial services industry in general, differences between our actual financial and operating results and those expected by investors, changes in general economic or market conditions and broad market fluctuations. Declines in the price of our stock may adversely affect our ability to recruit and retain key employees, including our managing directors.

   The historical and unaudited pro forma consolidated financial information in this prospectus may not permit you to predict our costs of operations

     The historical consolidated financial information in this prospectus relating to periods before May 11, 2004 does not reflect the added costs that we have incurred since that date as a public company or the changes that have occurred in our capital structure and operations as a result of our initial public offering. Because we historically operated through partnerships and limited liability companies prior to our transition to corporate form, at the time of our initial public offering in May 2004, we paid little or no taxes on profits and paid limited salaries to our managing directors. In preparing our unaudited pro forma consolidated financial information, we deducted and charged to earnings estimated income taxes based on an estimated tax rate, which may be different from our actual tax rate in the future, and estimated salaries, payroll taxes and benefits for our managing directors. The estimates we used in our unaudited pro forma consolidated financial information may not be similar to our actual experience as a public corporation. For more information on our historical financial statements and unaudited pro forma consolidated financial information, see "Unaudited Pro Forma Consolidated Financial Information" and our historical consolidated financial statements and their notes included elsewhere in this prospectus.

   We may be required to make substantial payments under certain indemnification agreements

     In connection with our initial public offering and our conversion to corporate form in May 2004, we entered into agreements that provide for the indemnification of our managing directors, directors, officers and certain other persons authorized to act on our behalf against certain liabilities of our managing directors relating to the time they were members or partners of Greenhill & Co. Holdings, LLC or its affiliates, and certain tax liabilities of our members that may arise in respect of periods prior to the offering when we were a limited liability company. We may be required to make substantial payments under these indemnification agreements, which could adversely affect our financial condition. For more information on our indemnification arrangements, see "Certain Relationships and Related Transactions-- Incorporation Transactions", "Certain Relationships and Related Transactions-- Director and Officer Indemnification" and "Certain Relationships and Related Transactions--Tax Indemnification Agreement and Related Matters".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made statements under the captions "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may", "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under "Risk Factors".

     These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

     Forward-looking statements include, but are not limited to, the following:

     o the discussion of significant growth and profit opportunities for firms like ours in the United States and abroad in "Business--Industry Trends";

     o the statements about (i) our expectation that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues in "Summary Consolidated Financial Data", "Selected Consolidated Financial and Other Data", "Unaudited Pro Forma Consolidated Financial Information" and (ii) our expectation to make certain principal investments and our expectation of revenues from a profit override and from gains on investments of our capital beginning in 2005 in "Prospectus Summary--Principal Sources of Revenue--Merchant Banking Fund Management", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Merchant Banking Fund Management and Other Revenues" and "Business--Principal Sources of Revenue--Merchant Banking Fund Management";

     o the statement about our expectation of benefits from a sustained increase in M&A volume in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Business Environment";

     o the statements about our belief that a firm focused on advisory activities can be highly profitable and grow rapidly in "Business--Industry Trends";

     o the statements about our expectation of profit overrides for investments made by Greenhill Capital Partners beginning in 2004 in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Merchant Banking Fund Management and Other Revenues" and our expectation of a 25% share of profit overrides earned on the third fund to be raised by Barrow Street Capital in "Business--Principal Sources of Revenue--Merchant Banking Fund Management" and "Certain Relationships and Related Transactions--Relationship with Barrow Street Capital";

     o the discussion of our ability to meet liquidity needs without maintaining significant cash balances in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources"; and

     o all the statements in "Business--Strategy" and "Prospectus Summary--Strategy" about our plans, goals, intentions and expectations concerning expanding the depth and breadth of our advisory business, expanding the size of our merchant banking fund management activities, maintaining a balance of activities across geographic regions and increasing the stability of our earnings.

                                USE OF PROCEEDS

     The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock offered hereby. We will not receive any proceeds from the offering.

                                DIVIDEND POLICY

     Dividends declared per common share were $0.08 per quarter and $0.16 in the aggregate in 2004, as dividends were only paid in the second half of 2004, following our initial public offering. Dividend equivalents of $0.1 million were recorded in 2004 on the restricted stock units that are expected to vest. Additionally, in January 2005, our Board of Directors declared a quarterly dividend of $0.10 per share.

     The declaration of this and any other dividends and, if declared, the amount of any such dividend, will be subject to our actual future earnings and capital requirements and to the discretion of our Board of Directors. Our Board of Directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2004. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Consolidated Financial Information" and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Our capitalization will not be affected by this offering.

                                                              As of December 31,
                                                                    2004
                                                              ------------------
Stockholders' equity:
Common stock, $0.01 par value per share, 100,000,000 shares
  authorized and 30,750,000 shares issued and outstanding....  $      307,500
Restricted stock units.......................................       3,396,714
Additional paid-in capital...................................     106,743,051
Retained earnings............................................      15,781,529
Accumulated other comprehensive income.......................       1,222,235
Treasury stock, at cost, par value $0.01 per share; 9,346
  shares.....................................................        (211,926)
                                                               --------------
Total stockholders' equity...................................     127,239,103
                                                               --------------
Total capitalization.........................................  $  127,239,103
                                                               ==============

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     Because Greenhill was a limited liability company prior to its May 2004 initial public offering, payments for services rendered by our managing directors generally were accounted for as distributions of members' capital (or, in the case of our European managing directors who were partners of Greenhill & Co. International LLP, minority interest) rather than compensation expense during that period. As a result, our compensation and benefits expense did not reflect a large portion of payments for services rendered by our managing directors and therefore understated our operating costs as a public company. It is currently our policy that total annual compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues each year (although we retain the ability to change this policy in the future).

     Similarly, as a limited liability company prior to its May 2004 initial public offering, Greenhill was not subject to U.S. federal or state income taxes, and our controlled U.K. affiliate, Greenhill & Co. International LLP, as a limited liability partnership effective as of January 1, 2002, was not generally subject to U.K. income taxes. However, Greenhill was subject to New York City Unincorporated Business Tax on its U.S. earnings, which are no longer applicable to it following its conversion to corporate form. As a result, Greenhill's tax expense prior to the initial public offering understates the level of taxes paid by us as a public company.

     In order to reflect compensation, tax and minority interest as if Greenhill operated as a public company as of January 1, 2004, the Unaudited Pro Forma Consolidated Financial Information gives effect to adjustments during the period from January 1, 2004 to the date of the initial public offering to the following items:

     o total compensation and benefits expenses equivalent to 45% of our total revenues, which is our current level of compensation and benefits expense;

     o    the provision for corporate income taxes at a 42.0% effective rate;
          and

     o the elimination of minority interests that represent the membership interests in Greenhill & Co. International LLP held directly by our managing directors based in Europe.

     These items are collectively referred to as the "Pro Forma Adjustments".

     The Pro Forma Adjustments are based upon available information and certain assumptions that management believes are reasonable. The Unaudited Pro Forma Consolidated Financial Information and accompanying notes should be read in conjunction with the consolidated financial statements and related notes.

     The following Unaudited Pro Forma Consolidated Financial Information is based upon the historical consolidated financial statements of Greenhill. The Unaudited Pro Forma Consolidated Statement of Income Information for the year ended December 31, 2004 was prepared as if the incorporation transactions and the related transactions described under "Certain Relationships and Related Transactions--Incorporation Transactions" and this offering had taken place on January 1, 2004. As permitted by the rules and regulations of the Securities and Exchange Commission, the Unaudited Pro Forma Consolidated Financial Information is presented on a condensed basis.

     The Unaudited Pro Forma Consolidated Financial Information presented is not necessarily indicative of the results of operations or financial position that might have occurred had our reorganization and initial public offering actually taken place as of the dates specified, or that may be expected to occur in the future.

        Unaudited Pro Forma Consolidated Statement of Income Information

                                                                Year Ended December 31, 2004
                                                          -----------------------------------------
                                                                         Pro Forma
                                                          Historical    Adjustments      Pro Forma
                                                          -----------------------------------------
                                                            (in thousands, except per share data)

Total Revenue..........................................   $ 151,853    $     --         $  151,853
Compensation and benefits..............................      61,447       6,233  (a)        67,680
Other expenses.........................................      26,898          --             26,898
                                                          -----------------------------------------
Total expenses.........................................      88,345       6,233             94,578
                                                          -----------------------------------------
Income before tax and minority interest................      63,508      (6,233)            57,275
Minority interest in net income of subsidiary..........       6,487      (6,487) (b)            --
                                                          -----------------------------------------
Income before tax......................................      57,021         254             57,275
Provision for taxes....................................      18,705       4,243  (c)        22,948
                                                          -----------------------------------------
Net income.............................................   $  38,316    $ (3,989)        $   34,327
                                                          =========================================
Average common shares outstanding:
    Basic..............................................      28,780          --             28,780
    Diluted............................................      28,789          --             28,789
Earnings per share:
    Basic..............................................        1.33       (0.14)              1.19
    Diluted............................................        1.33       (0.14)              1.19
                                                          =========================================

The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(a) Because Greenhill was a limited liability company prior to its initial public offering, payments for services rendered by our managing directors generally were accounted for during this period as distributions of members' capital rather than as compensation expense. As a corporation, we include all payments for services rendered by our managing directors in compensation and benefits expense.

     Compensation and benefits expense, reflecting our conversion to corporate form, consists of cash compensation and non-cash compensation related to restricted stock units awarded to employees. It is our policy that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues each year (although we retain the ability to change this policy in the future). An adjustment has been made to record total compensation and benefits expense at 45% of total revenues, consistent with the percentage of compensation paid in 2004 for the period after the initial public offering.

(b) Prior to the consummation of our initial public offering, our managing directors who were the partners in Greenhill & Co. International LLP, or GCI, exchanged their ownership interests in GCI through a series of consecutive exchanges, for equity interests in Greenhill & Co., Inc. immediately following the merger of Greenhill & Co. Holdings, LLC into Greenhill & Co., Inc. Since our initial public offering, we have had no minority interests in GCI and accordingly have eliminated such historical minority interest expense on a pro forma basis.

(c) As a limited liability company, we were generally not subject to income taxes except in foreign and local jurisdictions. The pro forma provision for income taxes for the year ended December 31, 2004 includes assumed federal, foreign, state and local income taxes as if we were a corporation for the period from January 1, 2004 to the date of the initial public offering at an assumed effective rate of 42%.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated financial and other data of Greenhill & Co., Inc. should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Consolidated Financial Information" and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated statement of income data for the years ended December 31, 2004, 2003, and 2002 and the selected consolidated balance sheet data as of December 31, 2004 and 2003 are derived from, and qualified by reference to, the audited consolidated financial statements of Greenhill & Co., Inc. included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto.

     The selected consolidated statement of income data for the years ended December 31, 2001 and 2000 and the selected consolidated balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from audited consolidated financial statements of Greenhill not included in this prospectus.

     The unaudited pro forma data set forth below for the year ended December 31, 2004 have been derived from the pro forma data set forth in "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus. The unaudited pro forma data for the periods prior to 2004 have been calculated based on assumptions consistent to those used for the 2004 unaudited pro forma consolidated financial information. Because our historical earnings do not fully reflect our managing director compensation or reflect the level of taxes that we pay as a corporation and include minority interests that have been eliminated following our conversion to corporate form, we believe that inclusion of this pro forma data is important to provide an accurate depiction of our business. A reconciliation of pro forma data to historical financial information follows this table.

                                                              As of or for the Year Ended December 31,
                                              ----------------------------------------------------------------------
                                                  2004           2003          2002           2001           2000
                                              ----------------------------------------------------------------------
                                                    (in thousands, except per share and number of employee data)
Statement of Income Data:
 Total Revenues..........................     $   151,853    $   126,679   $   112,608    $    99,964    $   111,476
   % Change from Prior Year...............             20%            12%           13%           (10%)           30%
 Actual Compensation & Benefit Expense(a)          61,447         27,094        19,476         46,428         48,295
 Non-Compensation Expense ...............          26,898         18,924        17,319         18,739         14,657
                                              ----------------------------------------------------------------------
 Income Before Tax and Minority
   Interest (a) .........................          63,508         80,661        75,813         34,797         48,524
 Net Income (a)(b) ......................          38,316         45,400        57,817         34,984         45,520
 Diluted Earnings Per Share .............            1.33            n/a           n/a            n/a            n/a
Balance Sheet Data:
 Total Assets............................     $   177,016    $    60,638   $    63,794    $    90,327    $    57,490
 Total Liabilities.......................          49,273         18,209        14,363         38,230         23,604
 Minority Interest.......................             504         10,172         7,758              -              -
 Stockholders' and Members' Equity.......         127,239         32,257        41,673         52,097         33,886
Pro Forma Data (unaudited)(c)
 Pro Forma Income Before Tax(d)(e).......     $    57,275    $    50,749   $    44,615    $    36,241    $    46,655
 Pro Forma Net Income (d)(e)(f)..........          34,327         29,435        25,877         21,020         27,060
   % Change from Prior Year
 Pro Forma Diluted Earnings Per Share....            1.19           1.18          1.04           0.84           1.08
 Pro Forma Diluted Average Common
 Shares Outstanding(g)...................          28,789         25,000        25,000         25,000         25,000
Selected Data and Ratios (unaudited)
 Income Before Tax and Minority
   Interest as a Percentage of Revenues...             42%            64%           67%            35%            44%
 Revenues per Employee(h)................           1,298          1,201         1,155          1,212          1,742
 Employees(i):
   United States..........................             76             63            64             52             48
   Europe.................................             51             44            40             39             26
                                              ----------------------------------------------------------------------
 Total Employees.........................             127            107           104             91             74

---------

(a) Prior to our May 2004 initial public offering we were a limited liability company and payments for services rendered by our managing directors were accounted for as distributions of members' capital rather than as compensation expense, except for payments of $2.9 million, $5.0 million, $1.4 million, $25.5 million and $27.3 million made to managing directors and managing director equivalents in 2004, 2003, 2002, 2001 and 2000, respectively, which were recorded as compensation expense. As a result, our pre-tax earnings and compensation and benefits expense prior to our initial public offering did not reflect most payments for services rendered by our managing directors. Accordingly, pre-tax earnings in that period understated our operating costs as a corporation. Since the initial public offering, we have included all payments for services rendered by our managing directors in compensation and benefits expense.

(b) Prior to our May 2004 initial public offering, we were a limited liability company and our earnings did not fully reflect the taxes that we pay as a public corporation. Additionally, a portion of our earnings attributable to our European operations was recorded as minority interest during that period.

(c) Prior to our May 2004 initial public offering we were a limited liability company and our earnings did not fully reflect the compensation and benefits expense or the taxes that we pay as a public corporation. Additionally, a portion of our earnings attributable to our European operations was recorded as minority interest during that period. We believe that the pro forma amounts presented, which increase compensation expense and tax expense to amounts we expect we would have paid as a corporation during that period and eliminate the minority interest, more accurately depict our results as a public company. The amounts for the year ended December 31, 2004 include the pro forma results of operations as if we operated as a public company during the period January 1, 2004 to the date of its public offering combined with the actual results of operations for the period after the public offering. The amounts for the years ended December 31, 2003, 2002, 2001 and 2000 reflect pro forma results of operations as if the initial public offering had occurred as of January 1 of each of those years.

(d) Compensation and benefits expense, reflecting our conversion to corporate form, consists of cash compensation and non-cash compensation related to restricted stock units awarded to employees. It is our policy that total annual compensation and benefits, including that payable to the managing directors, will not exceed 50% of total revenues each year (although the company retains the ability to change this policy in the future). Adjustments to increase compensation expense for the years ended December 31, 2004, 2003, 2002 and 2000 of $6.2 million, $29.9 million, $31.2 million and $1.9 million, respectively, and to decrease compensation for the year ended December 31, 2001 of $1.4 million have been made to record total compensation and benefits expense at 45% of total revenues, consistent with the percentage of compensation paid in 2004 for the period after the initial public offering.

(e) For the years ended December 31, 2004, 2003 and 2002, historical income before tax has been increased by $6.5 million, $32.2 million, $17.6 million, respectively, to reflect the elimination on a pro forma basis of minority interests held by European managing directors in a subsidiary. Prior to 2002, the European managing directors were employees and did not have a minority interest in Greenhill.

(f) As a limited liability company, we were generally not subject to income taxes except in foreign and local jurisdictions. The pro forma provision for income taxes for the year ended December 31, 2004 includes an adjustment of $4.2 million for assumed federal, foreign, state and local income taxes as if we were a C Corporation for the period January 1, 2004 to the date of the public offering at an assumed effective rate of 42% combined with the actual tax provision for the period after the public offering. For the years ended December 31, 2003, 2002, 2001 and 2000 adjustments of $18.3 million, $18.4 million, $15.4 million and $16.6 million, respectively were made to adjust our effective tax rate to 42%, reflecting assumed federal, foreign, state and local income taxes as if we were a corporation on January 1, 2003, 2002, 2001 and 2000.

(g) For 2004 the actual and pro forma numbers of common shares outstanding give effect to (i) 25,000,000 shares issued in connection with our reorganization in conjunction with the initial public offering as if it occurred on January 1, 2004, (ii) the weighted average of the 5,750,000 shares and the common stock equivalents issued in conjunction with and subsequent to the initial public offering and (iii) the 9,346 shares of treasury stock purchased by us in 2004. For 2003, 2002, 2001 and 2000 the pro forma number of common shares outstanding gives effect to the shares issued in connection with our reorganization as if it occurred on January 1 of that year.

(h) Total revenues divided by average number of employees (including managing directors and senior advisors) in each period.

(i)  Includes our managing directors and senior advisors.


                 Reconciliation of Unaudited Pro Forma Data to
                        Historical Financial Information

     The following table reconciles unaudited Pro Forma Income Before Tax to Income Before Tax & Minority Interest. See "Unaudited Pro Forma Consolidated Financial Information" for more information on the assumptions underlying these calculations with respect to 2004. The pro forma data for 2003, 2002, 2001 and 2000 are based on consistent assumptions.

                                                                      For the Year Ended December 31,
                                                     ----------------------------------------------------------------
                                                        2004          2003         2002         2001          2000
                                                     ----------------------------------------------------------------
                                                                              (in thousands)

Income Before Tax and Minority Interest.........     $    63,508  $    80,661   $    75,813  $    34,797  $    48,524
Add back (deduct):
   Historical Compensation and Benefits.........          61,447       27,094        19,476       46,428       48,295
   Pro Forma Compensation and Benefits..........         (67,680)     (57,006)      (50,674)     (44,984)     (50,164)
                                                     ----------------------------------------------------------------
Pro Forma Income Before Tax.....................     $    57,275  $    50,749   $    44,615  $    36,241  $    46,655
                                                     ================================================================

     The following table reconciles unaudited Pro Forma Net Income to Net
Income:

                                                                      For the Year Ended December 31,
                                                     ----------------------------------------------------------------
                                                        2004          2003         2002         2001          2000
                                                     ----------------------------------------------------------------
                                                                              (in thousands)

Net Income......................................     $    38,316  $    45,400   $    57,817  $    34,984  $    45,520
Add back (deduct):
   Historical Compensation and Benefits.........          61,447       27,094        19,476       46,428       48,295
   Pro Forma Compensation and Benefits..........         (67,680)     (57,006)      (50,674)     (44,984)     (50,164)
   Minority Interest............................           6,487       32,223        17,649           --           --
   Historical Taxes.............................          18,705        3,038           347         (187)       3,004
   Pro Forma Taxes..............................         (22,948)     (21,314)      (18,738)     (15,221)     (19,595)
                                                     ----------------------------------------------------------------
Pro Forma Net Income............................     $    34,327  $    29,435   $    25,877  $    21,020  $    27,060
                                                     ================================================================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

     Greenhill is an independent investment banking firm that (i) provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters and (ii) manages merchant banking funds and commits capital to those funds. We act for clients located throughout the world from offices in New York, London and Frankfurt. Our activities constitute a single business segment with two principal sources of revenue:

     o Financial Advisory, which includes advice on mergers, acquisitions, restructurings and similar corporate finance matters; and

     o Merchant Banking Fund Management, which currently consists primarily of management of Greenhill's private equity funds, Greenhill Capital Partners, and principal investments by Greenhill in those funds.

     The majority of our revenues are derived from our Financial Advisory business and we expect it to remain so for the near to medium term. The main driver of the Financial Advisory business is overall mergers and acquisitions, or M&A, and restructuring volume, particularly in the industry sectors and geographic markets in which we focus. In addition, new managing director hires add incrementally to our revenue and income growth potential.

                              Business Environment

     Economic and global financial market conditions can materially affect our financial performance. See "Risk Factors." Net income and revenues in any period may not be indicative of full-year results or the results of any other period and may vary significantly from year to year and quarter to quarter.

     Financial Advisory revenues were $130.9 million in the year ended December 31, 2004 compared to $121.3 million in the year ended December 31, 2003, which represents an increase of 8%. At the same time, worldwide completed merger and acquisition, or M&A, volume for all corporations increased by 28%, from $1,218 billion in 2003 to $1,560 billion in 2004 (Source: Thomson Financial as of February 16, 2005), and aggregate advisory revenue reported by four leading investment banks that publicly disclose their advisory fee revenue increased by 50% from $2.8 billion in 2003 to $4.2 billion in 2004 (Data for three of the four investment banks reflect November fiscal year ends). From a longer term perspective, our 2004 Financial Advisory revenues were 54% higher than in 1999, while the aggregate advisory revenue reported by those four leading firms was 29% lower than in 1999.

     Although we may benefit from any sustained increase in M&A volume, we have been and will continue to be constrained by the relatively small size of our firm and we may not grow as rapidly as our principal competitors. In addition, some of the benefits we expect to experience in connection with the increase in M&A volume will be partially offset by the current decline in restructuring activity.

                             Results of Operations

     The following tables set forth data relating to Greenhill's sources of revenue:

                               Revenue by Source

                                                                        For the Year Ended December 31,
                                                         -----------------------------------------------------------
                                                            2004        2003         2002        2001         2000
                                                         -----------------------------------------------------------
Financial Advisory..................................     $   130.9   $   121.3    $   107.4   $    95.3    $   107.0
Merchant Banking Fund Management &
   Other............................................          21.0         5.4          5.2         4.7          4.5
                                                         -----------------------------------------------------------
Total Revenues......................................     $   151.9   $   126.7    $   112.6   $   100.0    $   111.5
                                                         ===========================================================

                 Financial Advisory Revenue by Client Location

                                                                        For the Year Ended December 31,
                                                           -------------------------------------------------------
                                                            2004        2003         2002        2001         2000
                                                           -------------------------------------------------------
United States.......................................       54.5%       47.8%        61.2%       41.4%        34.7%
Europe..............................................       42.7%       44.0%        31.2%       52.7%        62.0%
Latin America & Other...............................        2.8%        8.2%         7.6%        5.9%         3.3%

                     Financial Advisory Revenue by Industry

                                                                        For the Year Ended December 31,
                                                           -------------------------------------------------------
                                                            2004        2003         2002        2001         2000
                                                           -------------------------------------------------------
Communications & Media..............................       29.4%       24.1%        26.1%       20.4%        45.5%
Consumer Goods & Retail.............................       24.8%       26.1%        15.4%       34.1%         7.4%
Financial Services..................................       17.3%       15.0%        12.8%       11.2%        21.7%
Technology..........................................        0.5%        7.1%         6.6%       11.2%        12.2%
Energy & Utilities..................................        9.7%        9.3%         6.1%        0.8%         3.0%
Lodging & Leisure...................................        3.7%        0.6%         2.5%        5.4%         3.1%
General Industrial & Other..........................       14.6%       17.8%        30.5%       16.9%         7.1%

Financial Advisory Revenues

     We operate in a highly competitive environment where there are no long-term contracted sources of revenue, and each revenue-generating engagement, which typically relates to only one potential transaction, is separately awarded and negotiated. Our list of clients, and our list of clients with whom there is a currently active revenue-generating engagement, changes continually. We gain new clients each year through our business development initiatives, by recruiting additional senior investment banking professionals who bring with them client relationships and through referrals from directors, attorneys and other parties with whom we have relationships. At the same time, we lose clients each year as a result of the sale or merger of a client, a change in a client's senior management, competition from other investment banks and other causes.

     We earn a majority of our Financial Advisory revenue from completion fees that are dependent on the successful completion of a merger, acquisition, restructuring or similar transaction. A transaction can fail to be completed for many reasons, including failure to agree upon final terms with the counterparty, failure to secure necessary board or shareholder approvals, failure to secure necessary financing and failure to achieve necessary regulatory approvals. In certain client engagements, often those involving financially distressed companies, we earn a significant portion of our revenue in the form of retainers and similar fees that are contractually agreed upon with each client for each assignment but are not necessarily linked to the end result.

     We do not allocate our Financial Advisory revenue by type of advice rendered (M&A, restructuring or other) because of the complexity of the assignments for which we earn revenue. For example, a restructuring assignment can involve, and in some cases end successfully in, a sale of all or part of the financially distressed client. Likewise, an acquisition assignment can relate to a financially distressed target involved in or considering a restructuring. Finally, an M&A assignment can be received from a relationship that derives from a prior restructuring assignment, and vice versa.

     2004 versus 2003. Financial Advisory revenues were $130.9 million in the year ended December 31, 2004 compared to $121.3 million in the year ended December 31, 2003, which represents an increase of 8%. The increase reflected the recovery in M&A market volume and our continued business development efforts. As expected, the volume of financial-distress related business declined in 2004, partially offsetting the increase in traditional M&A activity.

     Prominent advisory assignments completed in 2004 include:

     o    the sale of certain assets by Akzo Nobel N.V.;

     o the acquisition of the propane operations of Star Gas Partners, L.P. by Inergy, L.P.;

     o the sale by Ingersoll-Rand Company Ltd., of its Dresser-Rand business unit to First Reserve;

     o    the sale of Schwab Soundview Capital Markets to UBS;

     o the sale of Warner-Chilcott to Waren Acquisition Ltd., which is a private equity buyout group led by JP Morgan Chase and CS First Boston; and

     o the sale of WH Smith's publishing business, Hodder Headline, to Hachette Livre S.A.

     We earned advisory revenue from 47 different clients in 2004, compared to 39 in 2003; 32 of those clients had not produced any 2003 revenue. We earned $1 million or more from 25 of those clients in 2004, compared to 31 in 2003. The ten largest fee-paying clients in 2004 constituted 53% of our total revenue, and only one of those clients had in any prior year been among our ten largest fee-paying clients. We had one client that constituted approximately 10% of total revenue in 2004. Our revenues in 2004 attributable to this client related to an engagement that was singular in nature, like all of our other advisory engagements.

     2003 versus 2002. We earned Financial Advisory revenues of $121.3 million in 2003, an increase of 13% compared to 2002. At the same time, worldwide completed M&A volume for all corporations decreased by 10%, from $1,352 billion to $1,129 billion (Source: Thomson Financial as of February 16, 2005), and aggregate advisory revenues reported by Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley declined by 22%, from $3.6 billion to $2.8 billion. The increase in our Financial Advisory revenues reflected our business development efforts and continued high levels of M&A and restructuring transactions involving financially distressed companies, which was the principal driver of our Financial Advisory revenues in 2002 and 2003.

     Prominent advisory assignments completed in 2003 include:

     o    the restructuring of AT&T Canada Inc.;

     o    the restructuring and sale of assets of Bethlehem Steel Corporation;

     o the sale of Debenhams plc to a consortium of private equity investors;

     o the sale of certain assets of Electronic Data Systems Corporation to Fiserv Inc.; and

     o    the sale of Wella AG to The Procter & Gamble Company.

     We earned advisory revenue from 39 different clients in 2003, compared to 43 in 2002; 18 of those clients did not produce any 2002 revenue. We earned $1 million or more from 31 of those clients in 2003, compared to 30 in 2002. In 2003, the ten largest fee-paying clients constituted 55% of our total revenue, and none of those ten clients had in any prior year been among our ten largest fee-paying clients. We had one client in 2003 that individually constituted more than 10% of total revenue, and this client accounted for 17% of total revenue. Our revenues in 2003 attributable to this client related to an engagement that was singular in nature, like all of our other advisory engagements.

Merchant Banking Fund Management and Other Revenues

     Our Merchant Banking Fund Management activities currently consist of the management of Greenhill's private equity funds, Greenhill Capital Partners, and principal investments by Greenhill in Greenhill Capital Partners. Until recently, our investments in Greenhill Capital Partners generally were made only by our members and other professionals for their own accounts. In October 2003, we began to make principal investments in material amounts through our predecessor, Greenhill & Co. Holdings, LLC. Prior to 2004, our Merchant Banking Fund Management activities historically had generated revenue almost entirely from fees earned from our management of Greenhill Capital Partners, which were calculated as a percentage of committed capital of the funds under management. Beginning in 2004, Merchant Banking Fund Management generated modest unrealized revenues from our small portion of the override of the profits over a specified threshold earned on pre-2004 investments managed on behalf of outside investors. We also received income from gains on investments of our capital in Greenhill Capital Partners, and other principal activities. Any losses on a fund's investments will offset any gains in that fund and reduce our Merchant Banking Fund Management revenues accordingly.

     We began earning asset management fees in 2000 when we formed Greenhill Capital Partners and raised a group of funds with $423 million of investment commitments. We refer to our first group of funds as Greenhill Capital Partners I or Fund I. Of the total commitments to Fund I, 20% was from members and other professionals of Greenhill and does not bear management fees, and 80% was from outside investors and does bear management fees. Effective in 2003, the portion bearing management fees declined to 76.5% as a result of our purchase of certain outside investors' interests. On March 31, 2005, the general partners of Fund I terminated the commitment period for Fund I. As a result, the annual management fee payable by the limited partners in Fund I was reduced to 1% of the invested capital from between 1.25% to 1.5% (total invested capital was approximately $229 million as of March 31, 2005). Such management fee is payable only by the outside investors not employed by or affiliated with us.

     Participation in profit overrides, calculated as a percentage (typically 20%) of the profits over a specified threshold (typically 8%) earned by outside investors in investments by Greenhill Capital Partners, was historically assigned principally to managing directors of Greenhill, and any profit override ultimately realized in relation to such investments will be paid directly to such individuals. For investments made by Fund I beginning in 2004, Greenhill recognizes as revenue 100% of the profit override. Approximately one-half of such profit override is allocated, at Greenhill's discretion, as compensation directly to individuals at Greenhill involved in the management of Fund I. The amount of profit override earned by Greenhill in the future will depend on the profits (if any) ultimately generated on the portion of investments made by Fund I in 2004 and thereafter that are attributable to outside investors.

     Prior to 2003, commitments to Fund I were made by individual members and other professionals of Greenhill in their personal capacity rather than by Greenhill itself, and Greenhill had no investments in (or gains or losses from) such funds. In late 2003, we began to invest as principal alongside our investors, and as of December 31, 2004, we had made a total of $13.1 million of principal investments in, and $16.4 million of commitments to, Fund I.

     In March 2005, we completed the initial closing of our second private equity fund, Greenhill Capital Partners II (or Fund II). The total committed capital for Fund II as of the initial closing was $558 million.

     We have committed $85 million of the capital raised, and our managing directors and other professionals have personally committed a further $135 million. The remainder of the committed capital was raised from a variety of institutional investors, as well from wealthy families and corporate executives. Committed capital is expected to be drawn down from time to time over an investment period of up to 5 years to fund investments by Fund II.

     Like Fund I, Fund II expects to focus primarily on mid-market investments in the energy, telecommunications and financial services sectors--industries in which Greenhill has significant experience and expertise. Within these sectors, Fund II intends to continue to pursue primarily a value-based, contrarian investment strategy.

     Fund II's managing general partner, which is controlled by Greenhill, makes investment decisions for the fund and is entitled to receive from Fund II an override of 20% of the profits earned by Fund II over a specified threshold on the capital committed by outside investors to Fund II ($338 million as of the initial closing of Fund II in March 2005) and an override of 10% of the profits earned by Fund II over a specified threshold on the capital committed by Greenhill's managing directors, senior advisors and certain other employees to Fund II ($132 million as of the initial closing of Fund II). Greenhill recognizes as revenue 100% of the profit override earned by the managing general partner of Fund II on investments made by Fund II. Approximately one-half of such profit override is allocated, at Greenhill's discretion, as compensation to managing directors and other employees of Greenhill involved in the management of Fund II. All limited partners in Fund II (including those who are managing directors or other employees of Greenhill) have agreed to pay during the commitment period an annual management fee to the managing general partner of Fund II equal to 1.5% of the capital committed by such limited partners. The commitment period will terminate on March 31, 2010 unless terminated earlier by the general partner. Upon termination of the commitment period, the annual management fee will be reduced to 1% of the invested capital. No management fee or profit override is payable in respect of the capital committed by Greenhill.

     In addition to our Merchant Banking Fund Management activities in connection with Greenhill Capital Partners, we previously invested in Barrow Street Capital, LLC, or Barrow Street Capital, a limited liability company that manages two real estate merchant banking funds. One of the two managing principals of Barrow Street Capital is Robert F. Greenhill, Jr., son of Robert
F. Greenhill, Chairman and Chief Executive Officer of Greenhill. The investment in Barrow Street Capital was sold to the two managing principals of Barrow Street in March 2004 for book value.

     2004 versus 2003. For the year ended December 31, 2004, the Company earned $21.0 million in Merchant Banking & Interest Income revenues compared to $5.4 million in the year ended December 31, 2003, an increase of 289%. In 2004, these revenues were principally comprised of asset management fees earned from Fund I of $4.5 million, unrealized investment gains and profit overrides earned on investments made in Fund I of $11.3 million and $4.1 million, respectively, other unrealized investment income of $0.3 million and interest income of $0.8 million. In comparison, in 2003, the Merchant Banking & Interest Income revenues were principally comprised of asset management fees of $5.0 million and interest income of $0.4 million. The principal driver of growth in Merchant Banking & Interest Income revenues in 2004 were unrealized investment gains and profit overrides on investments made in Fund I.

     A significant portion of the increase in unrealized investment gains was attributable to an increase in the fair value of Fund I's investment in a publicly traded security. This security represented approximately 40% of the total fair value of the Fund I investment portfolio at December 31, 2004. The investment gains or losses in our investment portfolio may fluctuate significantly over time due to factors beyond our control, such as individual portfolio company performance, equity market valuations and merger and acquisition opportunities. Revenue recognized from gains recorded in 2004 is not necessarily indicative of revenue that may be realized in future periods.

     2003 versus 2002. Greenhill had $5.4 million of Merchant Banking Fund Management and Other revenues in 2003 and $5.2 million of such revenues in 2002. These revenues were principally comprised of asset management fees earned from Fund I of $5.0 million and $4.7 million in 2003 and 2002, respectively. In addition, Greenhill earned $0.4 million from its investment in Barrow Street Capital as compared to $0.1 million in 2002. This gain in 2003 was offset by a $0.4 million loss on Greenhill's investment in Fund I. The remainder of our Merchant Banking Fund Management and Other revenue primarily reflects interest income.

Operating Expenses

     We classify operating expenses as compensation and benefits expense and non-compensation expenses.

     The principal component of our operating expenses is compensation and benefits expense. Because we were a limited liability company prior to our initial public offering in May 2004, payments for services rendered by our managing directors prior to our initial public offering were generally accounted for as distributions of members' capital or minority interest expense rather than as compensation expense. As a result, our pre-initial public offering compensation and benefits expense did not reflect a large portion of payments for services rendered by our managing directors and therefore understates our operating costs as a public company. As a corporation, we now include all payments for services rendered by our managing directors in compensation and benefits expense.

     Operating expenses apart from compensation have been modest in proportion to revenues, as a result of the relatively small number of staff and related costs (including travel, office space, communications, depreciation and professional services) that Greenhill bears. A portion of certain costs are reimbursed by clients under the terms of client engagements. In addition, Barrow Street Capital reimburses us for certain occupancy related costs, health care premiums and other costs incurred by us.

     The following table sets forth information relating to our operating expenses, which are reported net of reimbursements of certain expenses by our clients and merchant banking portfolio companies:

                                                          Year Ended December 31,
                                                   -----------------------------------
                                                      2004         2003          2002
                                                   -----------------------------------
                                                    (in millions, except employee data)

Number of Employees at Year End...................      127          107          104
Actual Compensation and Benefits Expense.......... $   61.4     $   27.1     $   19.5
   % of Revenues..................................       40%          21%          17%
Pro Forma Compensation and Benefits Expense(a)....     67.7         57.0         50.7
   % of Revenues..................................       45%          45%          45%
Non-Compensation Expense:
   Other Operating Expenses.......................     23.4         15.5         13.9
   Depreciation and Amortization..................      3.5          3.4          3.4
                                                   -----------------------------------
Total Non-Compensation Expense....................     26.9         18.9         17.3
   % of Revenues..................................       18%          15%          15%
Total Actual Operating Expense....................     88.3         46.0         36.8
   % of Revenues..................................       58%          36%          33%
Total Pro Forma Operating Expense(a)..............     94.6         75.9         68.0
   % of Revenues..................................       62%          60%          60%

---------
     (a) The amount for the year ended December 31, 2004 reflects actual expenses for the period subsequent to our initial public offering and pro forma expenses for the period prior to our initial public offering; the amounts for the years ended December 31, 2003 and 2002 reflect pro forma expenses.

Compensation and Benefits

     The principal component of our operating expenses is compensation and benefits expense. Because we were a limited liability company prior to our initial public offering, payments for services rendered by our managing directors generally were accounted for as distributions of members' capital or minority interest expense rather than as compensation expense. As a result, our pre-initial public offering compensation and benefits expense did not reflect a large portion of payments for services rendered by our managing directors and understates the expected operating costs to be incurred as a public company. As a corporation, we include all payments for services rendered by our managing directors in compensation and benefits expense. It is our policy that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues each year (although we retain the ability to change this policy in the future). Since the initial public offering, our compensation to revenues ratio has been 45%. One factor in determining compensation expense was the accounting impact of the introduction into our compensation packages of equity-related compensation in the form of restricted stock units.

     2004 versus 2003. Our pro forma Total Compensation and Benefits expense for the year ended December 31, 2004 was $67.7 million, which reflects a 45% compensation ratio for the year. This compares against $57.0 million of pro forma Total Compensation and Benefits expense for the year ended December 31, 2003. This represents an increase of 19%, and is related to the increase in revenues for the period.

     Our actual compensation and benefits expense for the years ended December 31, 2004 and December 31, 2003 was $61.4 million and $27.1 million, respectively.

     2003 versus 2002. Our pro forma Total Compensation and Benefits expense for the year ended December 31, 2003 was $57.0 million, which reflects a 45% compensation ratio for the year. This compares against $50.7 million of pro forma Total Compensation and Benefits expense for the year ended December 31, 2002. This represents an increase of 12%, and is related to the increase in revenues for the period.

     Our actual Compensation and Benefits expense increased to $27.1 million in 2003, an increase of $7.6 million over compensation and benefit expense of $19.5 million in 2002. Compensation expense for the managing directors increased $3.6 million, principally related to the treatment of a portion of our chief executive officer's earnings as compensation expense effective for 2003.

Non-Compensation Expense

     Our non-compensation expense includes the costs for occupancy and rental, communications, information services, professional fees, recruiting, travel and entertainment, insurance, depreciation and other operating expenses. Reimbursable client expenses are netted against non-compensation expenses.

     2004 versus 2003. For the year ended December 31, 2004, our non-compensation expenses were $26.9 million, which compared to $18.9 million for the year ended December 31, 2003, representing an increase of 42%.

     Non-compensation expense as a percentage of revenue in the year ended December 31, 2004 was 18%. This compares to 15% for the year ended December 31, 2003. The increase in these expenses as a percentage of revenue was principally related to the expansion of our office space ($1.3 million), increases in recruiting efforts ($0.8 million), the costs of being a public company ($1.2 million), an increase in net travel expense ($0.9 million) and a transaction-specific consultancy expense ($2.6 million) in conjunction with a client engagement. In addition, non-U.S. operating costs increased approximately $0.7 million due to the decline in the relative value of the U.S. dollar compared to the comparable period in 2003.

     As a public company, our costs for such items as insurance, accounting and legal advice have increased. We also incur costs that we have not previously incurred for director fees, administrative expenses and various other costs of a public company. In the aggregate, we estimate that we will incur incremental costs on an annualized basis in excess of $3.1 million as a result of our conversion to a public company.

     2003 versus 2002. For the year ended December 31, 2003, our non-compensation expenses were $18.9 million, which compared to $17.3 million for the year ended December 31, 2002, representing an increase of 9%.

     Non-compensation expense as a percentage of revenue in the years ended December 31, 2003 and 2002 was 15%. The increase in 2003 expenses as compared to 2002 related principally to an increase in net travel expenses of $1.0 million, an increase of $0.2 million in occupancy expense due to the November 2003 expansion of the New York office and an increase of $0.9 million in our foreign non-compensation expense resulting from the weakening dollar's impact on the foreign exchange translation, offset, in part, by a decrease in general office costs of $0.3 million.

     The firm's non-compensation expense as a percentage of revenue can vary as a result of a variety of factors, including fluctuation in quarterly revenue amounts, the amount of recruiting and business development activity, the amount of reimbursement of engagement-related expenses by clients, currency movements and other factors. Accordingly, the non-compensation expense as a percentage of revenue in any particular quarter may not be indicative of the non-compensation expense as a percentage of revenue in future periods.

Provision for Income Taxes

     Prior to our initial public offering, Greenhill was a limited liability company and was generally not subject to U.S. federal or state income taxes and its U.K. controlled affiliate Greenhill & Co. International LLP, as a limited liability partnership, was generally not subject to U.K. income taxes. However, Greenhill was subject to the 4.0% New York City Unincorporated Business Tax on its U.S. earnings. In addition, certain of Greenhill's non-U.S. subsidiaries have been subject to income taxes in their local jurisdictions. As a result of the completion of our initial public offering in May 2004, we are subject to federal, foreign and state corporate income taxes.

     2004 versus 2003. For the year ended December 31, 2004, our pro forma Provision for Taxes was $22.9 million, or a rate of 40%. The pro forma provision for income taxes for the year ended December 31, 2004 includes assumed federal, foreign, state and local income taxes as if we were a C Corporation for the period January 1, 2004 to the date of the public offering at an assumed effective rate of 42% combined with the actual tax provision for the period after the public offering. For the year ended December 31, 2003, the pro forma provision for taxes of $21.3 million reflected an assumed tax rate of 42%. The decrease in the pro forma effective tax rate in 2004 resulted principally from an increase in investment earnings, which are taxed at lower rates. Our actual effective tax rate for 2004 was 29.5% (reflecting our status as a C corporation for the period between our public offering and December 31,
2004). Actual tax expense for the year ended December 31, 2004 and 2003 was $18.7 million and $3.0 million, respectively.

     2003 versus 2002. For the years ended December 31, 2003 and 2002, our pro forma Provision for Taxes were $21.3 million and $18.7 million respectively, reflecting an assumed tax rate of 42%. Actual tax expense for the year ended December 31, 2003 and 2002 was $3.0 million and $0.3 million, respectively.

     The effective tax rate can fluctuate as a result of variations in the relative amounts of advisory and merchant banking income earned in the tax jurisdictions in which the firm operates and invests. Accordingly, the effective tax rate in any particular period may not be indicative of the effective tax rate in future periods.

Geographic Data

     For a summary of the total revenues, income before minority interest and tax, net income and total assets of Greenhill by geographic region, see Note 14 to the consolidated financial statements.

Liquidity and Capital Resources

     Prior to our initial public offering, we typically had a Statement of Financial Condition which showed assets consisting primarily of cash and accounts receivable in relation to earned advisory fees. Cash distributions to our managing directors were generally made quarterly in respect of the profits earned in current and prior periods. Therefore, levels of cash on hand decreased significantly after each quarterly distribution of cash to managing directors, and gradually increased as accounts receivable were collected until the next quarterly distribution. Following the reorganization which preceded our initial public offering, we no longer make these periodic distributions of profits. Instead, cash accumulates and is offset by periodic payments of dividends and, significantly, by the payment of bonuses to our employees (which are typically made in the first quarter of the calendar year). Our liabilities have typically consisted of (and continue to consist of) accounts payable and accrued compensation. In general, we collect our accounts receivable within 60 days. In certain restructuring transactions, collections may take longer due to issues such as court-ordered holdbacks. We have not had significant accounts receivable write-offs over our history.

     As a result of our initial public offering in May 2004, we received proceeds of approximately $89 million, net of the underwriters' discount and offering expenses. Prior to the initial public offering, we had debt of $16.0 million as a result of borrowings under our revolving credit facility. Proceeds from our initial public offering were used to repay this debt and the remaining proceeds were invested in short term, highly-rated securities. In the third quarter of 2004, we funded $8.0 million ($4.0 million net of refunded capital calls) in commitments to Greenhill Capital Partners I. We expect that the remaining proceeds from our initial public offering will be used for general corporate purposes, including (i) the funding of our remaining $16.4 million in commitments to Greenhill Capital Partners I, (ii) the funding of our $85 million in commitments to Greenhill Capital Partners II, and (iii) the establishment of new merchant banking funds in which we, as the general partner, expect to make certain principal investments. Until the remaining proceeds of our initial public offering are used for these purposes, we expect to continue to invest them in highly-rated debt securities and money market funds.

     Our liquidity position is monitored by our Management Committee, which generally meets monthly. The Management Committee monitors cash, other significant working capital assets and liabilities, debt, principal investment commitments and other matters relating to liquidity requirements.

     As of December 31, 2004, we had total commitments (not reflected on our balance sheet) relating to future principal investments in Fund I of $16.4 million. The commitment period for Fund I has terminated, but Fund I has the right to call the remaining capital until June 2007 for follow-on investments. In March 31, 2005, we committed $85 million to Fund II. Capital calls may be made at any time through March 31, 2010 (unless the commitment period for Fund II is terminated earlier) and thereafter for a period of two years for follow-on investments.

     Our Board of Directors has authorized the repurchase of up to $10.0 million of common stock to initiate our common stock repurchase program, with the primary objective of repurchasing equity that is issued as part of compensation pursuant to our equity compensation plan. As of March 31, 2004, the firm had repurchased 67,534 shares of its common stock at an average price of $31.51.

Cash Flows

     2004. Cash increased $34.2 million in 2004. Cash of $42.9 million was provided by operating activities, including $31.4 million from net income after giving effect to non-cash items and a net change in working capital of $21.2 million (principally from an increase in accrued compensation payable) offset by the payout of the prior year's minority interest in the net assets of our U.K. affiliate of $9.7 million. We used cash generated from operations principally to fund distributions to members of earnings prior to the initial public offering of $31.2 million, dividend payments of $4.9 million, and $4.4 million in purchases of property and equipment, primarily for the build-out of additional office space in New York. Proceeds from our initial public offering of $89.3 million were used to fund an investment of $11.6 million in Fund I, net of distributions received from Fund I of $7.9 million, repay net borrowings under the credit facility of $1.5 million, repurchase $0.2 million of our common stock, invest $52.4 million in highly-rated short-term auction rate securities and invest the remaining increase in cash in highly-rated short-term debt securities.

     2003. Cash increased to $26.6 million in 2003. Cash of $69.2 million was provided by operating activities, including $45.4 million from net income, $14.1 million from a decrease in accounts receivables and $2.4 million from an increase in minority interest in the net assets of our U.K. affiliate. Cash of $7.2 million was used for investing activities, primarily for the purchase from outside investors of a portion of Fund I's limited partner interest and technology-related expenditures. Financing activities used $54.2 million of cash, reflecting distributions to members offset by a small increase in short-term borrowings.

     2002. Cash decreased to $17.9 million in 2002. Cash of $46.4 million was provided by operating activities, including $57.8 million of net income and $7.8 million from an increase in minority interest in the net assets of a subsidiary, offset by a $22.6 million decrease in compensation payable, primarily from the elimination of compensation payments to our European managing directors. An insignificant amount of cash was used for investing activities. Financing activities used $68.8 million of cash, reflecting distributions to our members.

Summary of Quarterly Performance

     The following tables represents the Company's unaudited quarterly results on a historical basis for each of our most recent eight fiscal quarters. The operating results for any quarter are not necessarily indicative of the results for any future period. These quarterly results were prepared in accordance with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results.

                                                                         Three Months Ended
                                                 ------------------------------------------------------------------
                                                    March 31,        June 30,      September 30,      December 31,
                                                      2004             2004             2004              2004
                                                 ------------------------------------------------------------------
                                                                (in millions, expect per share data)

Total revenues................................   $          29.6  $         34.8  $         36.5  $           50.9
Operating expenses............................              14.2            19.3            23.2              31.6
                                                 ------------------------------------------------------------------
Income before tax and minority interest.......              15.4            15.5            13.3              19.3
Minority interest in net income of subsidiary.               4.4             2.1               -                 -
Provision for taxes...........................               0.5             5.6             5.1               7.5
                                                 ------------------------------------------------------------------
Net income....................................   $          10.5  $          7.8  $          8.2  $           11.8
                                                 ==================================================================
Earnings per share
      Basic...................................   $          0.42  $         0.27  $         0.27  $           0.38
      Diluted.................................              0.42            0.27            0.27              0.38
Dividends declared per common share...........   $             -  $            -  $         0.08  $           0.08

                                                                         Three Months Ended
                                                 ------------------------------------------------------------------
                                                   March 31,        June 30,       September 30,      December 31,
                                                     2003             2003              2003              2003
                                                 ------------------------------------------------------------------
                                                                           (in millions)

Total revenues................................   $          16.8  $         37.8  $         32.4    $         39.6
Operating expenses............................               8.9            10.9            11.1              15.1
                                                 ------------------------------------------------------------------
Income before tax and minority interest.......               7.9            26.9            21.3              24.5
Minority interest in net income of subsidiary.               2.1             8.5             6.7              14.9
Provision for taxes...........................               0.2             1.0             0.6               1.2
                                                 ------------------------------------------------------------------
Net income....................................   $           5.6  $         17.4  $         14.0    $          8.4
                                                 ==================================================================

     We have been profitable on a quarterly basis, but our revenues and income before taxes and minority interest historically have been volatile. This volatility arises from the fact that completion fees comprise the majority of our revenues and the receipt of such fees is dependent upon the successful completion of client transactions, the occurrence and timing of which is irregular and not subject to our control.

Contractual Obligations

     The following table sets forth information relating to our contractual obligations as of December 31, 2004:

                                                                              Payment Due by Period
                                                           ---------------------------------------------------------
                                                                       Less than                           More than
                 Contractual Obligations                     Total       1 year    1-3 years   3-5 years    5 years
                                                           ---------------------------------------------------------
                                                                                 (in thousands)

Operating Lease Obligations...........................     $  26,485   $   4,779   $   9,261   $   8,522   $   3,923
Merchant Banking Commitments (a)......................        16,394      16,394           -           -           -
Total.................................................     $  42,879   $  21,173   $   9,261   $   8,522   $   3,923
                                                           =========================================================

---------
(a) The commitment period for Fund I was terminated on March 31, 2005, but Fund I has the right to call remaining capital until June 2007 for follow-on investments.

     In March 2005, we committed $85 million to Fund II, which we expect will be called over a five-year period. On February 16, 2005, a subsidiary of Fund I borrowed $70 million pursuant to a credit agreement secured by substantially all of the shares of Global Signal Inc. common stock owned by it and backed, under limited circumstances, by a recourse agreement issued by our subsidiary, Greenhill Capital Partners, LLC. See "Certain Relationships and Related Transactions--Relationship with Greenhill Capital Partners Funds."

Market Risk

     Due to the nature of our business and the manner in which we conduct our operations, in particular our limitation of investment to short term cash investments, we believe we do not face any material interest rate risk, foreign currency exchange rate risk, equity price risk or other market risk. We have principal investments in Greenhill Capital Partners and may make investments in other merchant banking funds, and we face exposure to changes in the estimated fair value of the companies in which these funds invest, which historically has been volatile. For example, a significant portion of the increase in the unrealized investment gains in 2004 was attributable to an increase in the fair value of an investment by Fund I a publicly traded security. However, we do not believe that normal changes in public equity markets will have a material effect on revenues derived from such investments. In addition, the reported amounts of our revenues may be affected by movements in the rate of exchange between the euro and pound sterling (in which 32% of our revenues for the year ended December 31, 2004 were denominated) and the dollar, in which our financial statements are denominated. We do not currently hedge against movements in these exchange rates.

     We have invested the remaining proceeds of our initial public offering in short duration, highly rated investments including highly rated debt securities and money market funds. Changes in interest rates and other economic and market conditions could affect these investments adversely; however, we do not believe that any such changes will have a material effect on our results of operations.

Critical Accounting Policies and Estimates

     The consolidated financial statements included in this report are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions regarding future events that affect the amounts reported in our financial statements and their footnotes, including investment valuations, compensation accruals and other matters. Management believes that the estimates used in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ materially from those estimates. We believe that the following discussion addresses Greenhill's most critical accounting policies, which are those that are most important to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Revenue Recognition

     Financial Advisory Fees

     We recognize advisory fee revenue when the services related to the underlying transactions are completed in accordance with the terms of the respective engagement letters. Retainer fees are generally recognized as advisory fee income over the period the services are rendered.

     Our clients reimburse certain out-of-pocket expenses incurred by us in the conduct of advisory engagements. Expenses are reported net of such client reimbursements.

     Merchant Banking Fund Management Revenues

     Merchant Banking Fund Management revenue consists of (i) management fees on our merchant banking activities, (ii) gains (or losses) on investments in our merchant banking funds and other principal investment activities and (iii) merchant banking profit overrides.

     Fund management fees are recognized over the period of related service.

     We recognize revenue on investments in merchant banking funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds on a quarterly basis. Investments held by Greenhill Capital Partners are recorded at estimated fair value. Investments are initially carried at cost as an approximation of fair value. The carrying value of such investments is reevaluated, and if necessary, adjusted at each period end. Public investments are valued using quoted market prices discounted for any restrictions on sale. Privately held investments are carried at estimated fair value as determined by the general partner (our affiliate) after giving consideration to the cost of the security, the pricing of other private placements of the portfolio company, the price of securities of other companies comparable to the portfolio company, purchase multiples paid in other comparable third-party transactions, the original purchase price multiple, market conditions, liquidity, operating results and other financial data.

     We recognize merchant banking profit overrides when certain financial returns are achieved over the life of the fund. Overrides are calculated as a percentage of the profits over a specified threshold earned by such funds on investments managed on behalf of outside investors. Future losses in the value of the fund's investments may require amounts previously recognized as profit overrides to be reversed to the fund in future periods. Accordingly, merchant banking overrides are recognized as revenue only after material contingencies have been resolved.

     Provision for Taxes

     After the initial public offering, the firm accounts for taxes in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities.

     Prior to the initial public offering, the firm was primarily subject to local unincorporated business tax on business conducted in New York City, and income tax on current income realized by certain foreign subsidiaries. After the initial public offering, the company is subject to U.S. federal, foreign, state and local taxes as a C corporation at the applicable tax rates.

     Accounting Developments

     The Company adopted the revised FASB Interpretation No. 46 ("FIN 46-R"), "Consolidation of Variable Interest Entities", in the first quarter of 2004. FIN 46R defines variable interests and specifies the circumstances under which the consolidation of entities will be required. The adoption of FIN 46-R did not have a material impact on the Company's financial position or results of operations. The adoption required the Company to consolidate GCP Managing Partner, LP, the managing general partner of Fund I and GCP Managing Partner II, L.P., the managing general partner of Fund II. GCP Managing Partner, LP is responsible for managing Fund I's investments, subject to the approval of GCP, L.P., the other general partner of Fund I, with respect to the sale or other disposition of Fund I investments made prior to December 31, 2003. GCP Managing Partner II, LP is responsible for managing Fund II's investments. The Company does not consolidate the funds which comprise Fund I or Fund II since the Company, through its general partner and limited partner interests, does not have a majority of the economic interest in such funds. Also, GCP Managing Partner, L.P. and GCP Managing Partner II, L.P. are subject to removal by a simple majority of unaffiliated third-party investors of Fund I and Fund II, respectively.

     In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to

Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. The Company must adopt Statement 123(R) no later than July 1, 2005, with early adoption permitted. We adopted Statement 123(R) as of January 1, 2005, and it did not have a material effect on the Company's accounting for restricted stock units in its financial statements.

                                    BUSINESS

Overview

     We are an independent investment banking firm that (i) provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters and (ii) manages merchant banking funds and commits capital to those funds. Greenhill acts for clients located throughout the world from offices in New York, London and Frankfurt.

     We were established in 1996 by Robert F. Greenhill, the former President of Morgan Stanley and former Chairman and Chief Executive of Smith Barney. Since our founding, Greenhill has grown steadily, recruiting managing directors from major investment banks and other institutions, with a range of geographic, industry and transaction specialties and different sets of corporate management and other relationships. As part of this expansion, we opened a London office in 1998, raised a merchant banking fund in 2000, opened a Frankfurt office later in 2000 and began offering financial restructuring advice in 2001. On May 11, 2004, we converted from a limited liability company to a corporation, and completed an initial public offering of our common stock. We completed the initial closing of our second merchant banking fund in March of 2005 and expect to open our Dallas office shortly. We have 27 managing directors and two senior advisors globally.

     We seek to differentiate ourselves from our major competitors through our independence, focus and approach to transactions. We are an independent firm, managed by our managing directors who, prior to the consummation of this offering, own more than 80% of our common stock, rather than part of a larger, diversified financial institution. We primarily focus on advising clients, unlike most of our major competitors who also underwrite and trade securities, make loans and prepare investment research. Our managing directors are directly and extensively involved in building client relationships and structuring and executing our clients' transactions, unlike senior bankers at our major competitors, whose size and breadth require that senior bankers dedicate substantial effort to administrative matters and cross-selling other products of their firms. In addition, we believe our independence, coupled with our multidisciplinary expertise in merger and acquisition transactions undertaken in the restructuring context, affords us opportunities to provide advice on restructuring transactions on which most of our major competitors face potential or actual statutory and other conflicts of interest with their lending, underwriting or securities trading operations, and most of our restructuring advisory competitors are limited by a lack of a broad merger and acquisition advisory capability.

     In our efforts to attract and retain clients, we focus on large and mid-size corporations. We have served clients in a wide range of industries, with our most active areas being: Communications & Media; Consumer Goods & Retail; Financial Services; Technology; Energy & Utilities; Lodging & Leisure, and General Industrial. In the period from 2000 through 2004, we earned advisory revenue in excess of $200,000 from 132 different companies. Of those, 43 companies ranked as one of our top ten revenue-generating clients for at least one calendar year during that period.

     Because we believe the needs of our clients are global and that international markets have strong potential for growth in transaction activity, we have built upon our initial base in the United States to form client relationships in the United Kingdom and Continental Europe, and to pursue significant clients on an opportunistic basis in Latin America and other parts of the world. For the period from 2000 through 2004, 52% of our advisory revenue came from clients headquartered outside of the United States. In 2004, 46% of our advisory revenue came from non-U.S. clients. Approximately 40% of our employees were based in our London and Frankfurt offices as of December 31, 2004.

Industry Trends

     Although we recognize that favorable macroeconomic and market environments will be subject to periodic reversals, which may significantly and adversely affect our businesses, we believe that significant growth and profit opportunities exist for firms like ours in the United States and abroad. These opportunities derive from several long-term trends, including the following:

     o Globalization. Heightened global competition has created a need for cross-border capabilities and economies of scale, resulting in increased joint venture and merger and acquisition activity;

     o Focus on Shareholder Value. Increasing focus on shareholder value has fueled an increase in M&A, restructuring and strategic initiatives, thereby yielding additional financial advisory opportunities; and

     o Consolidation. Moderate growth, limited pricing flexibility and the need for economies of scale have substantially increased consolidation opportunities in certain industries, and high levels of profit and strong stock market valuations have provided companies with the resources to pursue strategic combinations, thereby creating substantial demand for mergers and acquisitions advisory services.


                             Competitive Strengths

Independence

     We are an independent firm managed by our managing directors who, prior to the consummation of this offering, own more than 80% of our common stock, rather than part of a larger, diversified financial institution. Such institutions can develop conflicts with their corporate investment banking clients due to the large number of customers they service and the broad range of products and services they offer. We believe that awareness of these potential conflicts has been heightened by recent financial scandals in the United States and abroad and that such awareness has resulted in an increase in the demand for advice from independent financial advisors like Greenhill on large, complex merger, acquisition and restructuring transactions.

Focus on Advisory Activities

     We are focused on advising clients, particularly large and mid-size corporations, rather than on a broad range of securities businesses. We believe this focus has helped and will continue to help us attract clients and recruit financial advisory professionals who want to work in enterprises where their activities are the central focus. We believe that this focus has also enabled our managing directors and other employees to be highly productive as our revenue per employee was $1.3 million, $1.2 million and $1.2 million in the years ended December 31, 2004, 2003 and 2002, respectively.

Breadth of Advisory Capabilities

     Our origin was as an advisor on mergers and acquisitions, an area in which we have established a prominent advisory practice. In addition, we have developed considerable experience and capabilities in financial restructuring situations. The leading merger and acquisition advisory firms may be significantly constrained in their restructuring advisory activities due to actual and apparent conflicts of interest arising from their large lending, debt underwriting and trading activities. At the same time, we believe that many firms that specialize in restructuring advisory work do not have a strong reputation for advice on mergers and acquisitions, and in some cases lack specialized industry experience. Greenhill offers a full range of merger, acquisition and restructuring advisory services, with each project team staffed with professionals from the relevant advisory disciplines, industry backgrounds and geographic locations.

International Capabilities

     Unlike many small investment banking firms, we have aggressively sought to develop a broad geographic scope rather than focusing on any one particular market. From 2000 through 2004, 52% of our advisory revenues were derived from clients based outside the United States, primarily from the United Kingdom and, to a lesser extent, continental Europe, Latin America and Canada. While many larger investment banking firms have greater presences in more international markets, we believe our small size and collegiality allow us to work as a team on cross-border transactions better than many of our larger competitors.

Experience

     Our 27 managing directors and two senior advisors have an average of 24 years of relevant experience. Prior to joining Greenhill, 23 of those individuals were managing directors at other leading financial advisory firms or occupied comparably senior roles in leading private equity firms, law firms or corporations. The remainder were recruited from other leading financial advisory firms and later promoted from within. See "Management". Our relatively small size, our narrow focus and our relatively low ratio of employees to managing directors both allow and require our managing directors to direct the great majority of their efforts toward client advisory and merchant banking fund management activities, rather than administrative, managerial and cross-selling tasks that occupy a large portion of many managing directors' time at larger, diversified financial institutions.

Strong Corporate Culture

     While Greenhill is relatively young, we have developed a strong corporate culture. We are united by our desire to build a firm where client advisory activities are at the core, and by our commitment to excellence in those activities. We have a disciplined approach to expansion, which we have achieved through organic growth combined with the careful addition of selected individuals. Most of our managing directors spent the bulk of their careers prior to joining Greenhill at a leading firm. Only one managing director has departed in more than 8 years, and 14 of the 27 current managing directors have five years' tenure at Greenhill. We believe individuals are attracted to Greenhill by our focused strategy and our concentration on high margin businesses.

                                    Strategy

     By building on what we perceive as our competitive strengths, our strategy is principally to (i) enhance our position as an independent alternative to large, diversified financial institutions for advice on important merger, acquisition and restructuring transactions, (ii) grow our financial advisory business, including by continuing to recruit managing directors and other professionals and (iii) expand our merchant banking fund management business by leveraging our existing relationships and infrastructure to create additional funds and increasing our investments as a principal in such funds. We aim to maintain a balance of activities across geographic regions and to increase the stability of our earnings. Our strategy is dependent on our ability to recruit additional managing directors and other senior professionals. See "Risk Factors--Our Conversion to Corporate Form May Adversely Affect Our Ability to Recruit, Retain and Motivate Key Employees" for a discussion of various factors that could negatively impact our ability to recruit successfully.

Expanding the Depth and Breadth of Our Advisory Business

     To meet what we believe will be a continuing rebound in demand for advice on mergers, acquisitions, restructurings and similar transactions, as well as increased opportunities for independent financial advisors in such situations, we seek to recruit additional senior investment banking professionals, typically from competitor investment banks, with important relationships in industries where we either are currently under-represented or perceive strong potential growth in transaction activity. To support this expansion in our client base, we continue to seek to recruit high caliber young professionals from the most competitive universities, top graduate business schools and other leading investment banks.

Expanding the Size of Our Merchant Banking Fund Management Activities

     To expand our merchant banking revenue, we seek to (i) increase the size of merchant banking funds under management by Greenhill; (ii) consider developing additional types of funds, or similar funds with different geographic focuses, to be managed by Greenhill, as those opportunities arise; and (iii) make additional principal commitments as controlling member of the general partner of our funds, while continuing to require managing directors and other senior professionals of Greenhill to invest certain minimum amounts of personal capital in our funds, both to enhance the funds' appeal, and to align the interests of the managing directors and senior professionals with those of Greenhill. In March 2005, we committed $85 million to our new merchant banking fund, Greenhill Capital Partners II and managing directors and other employees of the firm committed an additional $135 million. We believe that by making significant investments in the merchant banking funds that we manage, our ability to attract outside investors will be strengthened because of our demonstrated financial commitment to the funds and the alignment of our interests with those of our limited partners from a risk management perspective.

Maintaining a Balance of Activities Across Geographic Regions

     Because the financial advisory needs of our clients are global in nature, and because we see significant potential for growth in transaction advisory activity outside the United States, we continue to seek to expand our advisory activities outside the United States by recruiting additional managing directors and other professionals for our offices in London and Frankfurt. We also intend to seek, when appropriate, to develop our merchant banking activities outside the United States.

Increasing the Stability of Our Earnings

     While our primary objective continues to be long term profit growth and shareholder value creation, we seek to gradually make our earnings more stable by: (i) increasing our client base and advisory activities by adding additional senior professionals with important client relationships; (ii) seeking further diversity of advisory fees by client, industry and geography; and (iii) adding new sources of revenue by conducting more of our merchant banking activities collectively as a firm as well as individually as managing directors of Greenhill. By focusing on these objectives, we believe the quarterly volatility of our earnings will gradually decline, although it is likely to remain substantial for the foreseeable future.


                          Principal Sources of Revenue

     Our principal sources of revenue are financial advisory and merchant banking fund management.

                                                                           For the Year Ended December 31,
                                                                -----------------------------------------------------
                                                                  2004       2003       2002       2001        2000
                                                                -----------------------------------------------------
                                                                                    (in millions)

Financial Advisory.........................................     $   130.9  $   121.3  $   107.4  $    95.3  $   107.0
Merchant Banking Fund Management & Other(1)................          21.0        5.4        5.2        4.7        4.5
                                                                -----------------------------------------------------
Total Revenue..............................................     $   151.9  $   126.7  $   112.6  $   100.0  $   111.5
                                                                =====================================================

---------
(1) Merchant Banking Fund Management & Other includes interest income of $0.8 million, $0.4 million, $0.3 million, $0.8 million and $1.1 million in 2004, 2003, 2002, 2001 and 2000, respectively.

Financial Advisory

     We provide a broad range of advice to U.S. and non-U.S. clients in relation to mergers, acquisitions, restructurings and similar corporate finance matters and are involved at each stage of these transactions, from initial structuring to final execution. Our focus is on providing high-quality advice to senior executive management and boards of directors of prominent large and mid-cap companies in transactions that typically are of the highest strategic and financial importance to those companies. Non-U.S. clients are a significant part of our business, generating 46% and 52% of our total revenues in 2004 and 2003, respectively.

     We advise companies in a number of different situations, each of which entails the provision of a different package of services. When we advise companies in the potential acquisition of another company or certain assets, our services may include, depending on the situation:

     o    Evaluating potential acquisition targets;

     o    Providing valuation analyses;

     o    Evaluating and recommending financial and strategic alternatives;

     o Advising as to the timing, structure and pricing of a proposed acquisition;

     o    Assisting in negotiating and consummating an acquisition;

     o    Analyzing and advising on potential financing for the transaction;

     o Assisting in implementing an acquisition such as by acting as a dealer-manager if structured as a tender or exchange offer; and

     o    Rendering, if appropriate, a fairness opinion.

     When we advise clients that are contemplating the sale of certain businesses, assets or their entire company, our services may include, depending on the situation:

     o Evaluating and recommending financial and strategic alternatives with respect to a sale;

     o    Advising on the appropriate sales process for the situation;

     o Assisting in preparing an offering memorandum or other appropriate sales materials;

     o    Identifying and contacting selected qualified acquirors;

     o    Advising as to the timing, structure and pricing of a proposed sale;

     o    Assisting in negotiating and consummating a proposed sale; and

     o    Rendering, if appropriate, a fairness opinion.

     For companies in financial distress, our services may include, depending on the situation:

     o Reviewing and analyzing the business, operations, properties, financial condition and prospects of the company;

     o    Evaluating debt capacity;

     o    Assisting in the determination of an appropriate capital structure;

     o    Valuation analyses;

     o    Evaluating and recommending financial and strategic alternatives;

     o If appropriate, providing financial advice and assistance in developing and seeking approval of a restructuring or reorganization plan, which may include a plan under chapter 11 of the United States Bankruptcy Code or other similar court administered process in non-U.S. jurisdictions;

     o Assisting in all aspects of the implementation of a such a plan, including coordinating with counsel;

     o Advising and assisting in structuring and effecting the financial aspects of a sale or recapitalization;

     o Structuring any new securities, exchange offers, other consideration or other inducements to be offered and/or issued under a reorganization plan or out-of-court restructuring; and

     o Assisting and participating in negotiations with entities or groups affected by a reorganization plan.

     We operate in a highly competitive environment where there are no long-term contracted sources of revenue. Each revenue-generating engagement is separately awarded and negotiated. Our list of clients, and our list of clients with whom there is an active revenue-generating engagement, changes continually. To develop new client relationships, and to develop new engagements from historic client relationships, we maintain a business dialog with a large number of clients and potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained a significant number of new clients each year through our business development initiatives, through recruiting additional senior investment banking professionals who bring with them client relationships and through referrals from directors, attorneys and other parties with whom we have relationships. At the same time, we lose clients each year as a result of the sale or merger of a client, a change in a client's senior management, competition from other investment banks and other causes.

     We staff our assignments with a team of professionals with appropriate product and/or industry expertise. Our managing directors and senior advisors have an average of 24 years of relevant experience, and many of them are able to use this experience to advise on both mergers and acquisitions and restructuring transactions, depending on our clients' needs. Our other professionals come from leading investment banking and educational institutions. We spend significant amounts of time training and mentoring our junior professionals. We generally provide our junior professionals with exposure to mergers and acquisitions, restructurings and merchant banking fund management to varying degrees, which provides us with the flexibility to allocate resources depending on the economic environment, and provides our bankers consistent transactional experience and a wide variety of experiences to assist in the development of business and financial judgment.

Merchant Banking Fund Management

     Our merchant banking fund management activities currently consist primarily of management of and investment in Greenhill Capital Partners, a family of merchant banking funds that invest in portfolio companies. Merchant banking funds are private investment funds raised from contributions by qualified institutional investors and financially sophisticated individuals. The funds make substantial, sometimes controlling, investments, generally in non-public companies and typically with a view toward divesting within 3 to 5 years. We pursue merchant banking fund management activities in addition to our financial advisory activities because: (i) our senior advisory professionals, and those we seek to recruit, are attracted by the opportunity to participate in merchant banking fund management, including the ability to invest in managed funds; and (ii) it allows us to further leverage our managing directors' industry knowledge and client contacts. We believe we can pursue merchant banking opportunities without creating conflicts with our advisory clients by typically focusing on significantly smaller companies than those with respect to which we seek to provide financial advice. Our merchant banking funds typically invest in companies with valuations that are between $100 million and $500 million at the time of investment.

     The Chairman of Greenhill Capital Partners, LLC, the registered investment advisor to our funds, is Robert H. Niehaus. Mr. Niehaus was previously a founding member and later Chief Operating Officer of the Merchant Banking Department of Morgan Stanley. Its investment committee also includes Scott L. Bok, Simon A. Borrows, Robert F. Greenhill and V. Frank Pottow. We, together with our managing directors, manage Greenhill Capital Partners through separate general partners. See "Certain Relationships and Related Transactions--Relationship with Greenhill Capital Partners' Funds".

     In June 2000, Greenhill Capital Partners raised its first fund with $423 million of commitments by investors, of which approximately $100 million was committed by the firm and our employees and $323 million was from outside investors. As of March 31, 2005, Fund I had invested approximately $295 million of the $423 million of committed capital and had $88 million committed to follow-on investments in its portfolio companies. After investment capital is raised, funds are invested over time as and when opportunities arise. In the ordinary course, several years may elapse between the time capital is raised and gains or losses are realized. In the interim, the investments in the funds are adjusted to fair market value at the end of each quarter, which adjustments are reflected in our quarterly results. On March 31, 2005, the general partners of Fund I terminated the commitment period for Fund I. Over 90% of the invested capital of Fund I relates to investments in three industries: energy, financial services and telecommunications infrastructure. As of March 31, 2005, Fund I has returned $188 million to its limited partners.

     In March of 2005, we completed the initial closing of Fund II. Total committed capital for Fund II as of this initial closing is $558 million. The company's wholly-owned subsidiary Greenhill Capital Partners, LLC has committed $85 million of the capital raised for Fund II, which we expect will represent approximately 10% of committed capital to Fund II. In addition, our managing directors (including all of our executive officers), senior advisors and other professionals have personally committed a further $135 million of capital to Fund II.

     Like Fund I, Fund II expects to focus primarily on mid-market investments in the energy, telecommunications and financial services sectors--industries in which Greenhill has significant experience and expertise. Within these sectors, Fund II intends to continue to pursue primarily a value-based, contrarian investment strategy.

     Our merchant banking activities historically have generated revenue from fees earned for our management of Greenhill Capital Partners, which are calculated as a percentage of funds under management. Beginning in 2004, merchant banking has also generated revenues from our override of the profits earned on investments managed on behalf of outside investors, and gains on investments of our capital in merchant banking funds and other principal activities. While we do not intend to participate as a limited partner in any future funds, we have made and expect to continue to make certain principal investments in connection with our role as the controlling member of the general partner of the funds. Any losses on a fund's investments will offset any gains in that fund and reduce our merchant banking revenues accordingly. For a discussion of our participation in profit overrides with respect to the funds we manage, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations-Merchant Banking Fund Management and Other Revenues". Merchant Banking Fund Management and Other Revenues represented 14% of 2004 total revenues and 4% of 2003 total revenues.

     Prior to late 2003, commitments to Greenhill Capital Partners were made by individual members and other professionals of Greenhill in their personal capacity rather than by Greenhill itself, and Greenhill had nominal capital committed to such funds. As of December 31, 2004, we had $16.4 million of commitments to Greenhill Capital Partners I. In March 2005, we committed $85 million to our new merchant banking fund, Greenhill Capital Partners II, which we expect will represent approximately 10% of committed capital to Greenhill Capital Partners II.

     In addition to our merchant banking activities in connection with Greenhill Capital Partners, we have invested in Barrow Street Capital, LLC, a limited liability company that manages two real estate merchant banking funds. For a further discussion of our relationship with Barrow Street Capital, see "Certain Relationships and Related Transactions--Relationship with Barrow Street Capital".

People

     We believe that one of the strengths and principal reasons for our success is the quality and dedication of our people. Prior to joining Greenhill, 23 of our managing directors and senior advisors either were managing directors at other leading financial advisory or private equity firms (including Baring Brothers (2), Credit Suisse First Boston (2), Deutsche Bank (1), Goldman Sachs
(3), Houlihan Lokey Howard & Zukin (1), Merrill Lynch (1), Morgan Stanley (5) and UBS (1)) or occupied comparably senior roles at a leading private equity firm, leading law firms or corporations. See "Management", which contains biographical information about all of our managing directors. The remainder were recruited from other leading financial advisory firms and promoted internally. Similarly, we have recruited junior professionals from the most competitive universities, top graduate business schools and other investment banking and private equity firms.

     As of December 31, 2004, Greenhill employed a total of 127 people (including our managing directors), of which 51 were based in our London or Frankfurt offices. We strive to maintain a work environment that fosters professionalism, excellence, diversity, and cooperation among our employees worldwide. We utilize a comprehensive evaluation process at the end of each year to measure performance, determine compensation and provide guidance on opportunities for improved performance.

Competition

     We operate in a highly competitive environment where there are no long-term contracted sources of revenue. Each revenue-generating engagement is separately awarded and negotiated. Our list of clients, and our list of clients with whom there is an active revenue-generating engagement, changes continually. To develop new client relationships, and to develop new engagements from historic client relationships, we maintain a business dialogue with a large number of clients and potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained a significant number of new clients each year through our business development initiatives, through recruiting additional senior investment banking professionals who bring with them client relationships and through referrals from members of boards of directors, attorneys and other parties with whom we have relationships. At the same time, we lose clients each year as a result of the sale or merger of a client, a change in a client's senior management, competition from other investment banks and other causes.

     The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking firms, merchant banks and financial advisory firms. We compete with some of our competitors globally and with some others on a regional, product or niche basis. We compete on the basis of a number of factors, including transaction execution skills, our range of products and services, innovation, reputation and price.

     We believe our primary competitors in securing mergers and acquisitions and restructuring advisory engagements are Citigroup, Credit Suisse First Boston, Goldman Sachs, JPMorgan Chase, Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS Investment Bank and other bulge bracket firms as well as investment banking firms such as Blackstone Group, Houlihan Lokey Howard & Zukin and Lazard.

     As we expand our merchant banking business, we face competition both in the pursuit of outside investors for our merchant banking funds and to acquire investments in attractive portfolio companies. The activity of identifying, completing and realizing attractive private equity investments of the types our merchant banking funds have made and expect to make is competitive and involves a high degree of uncertainty. We may be competing with other investors and corporate buyers for the investments that we make.

     Competition is also intense for the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

     In recent years there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wider range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses. This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of our competitors.

Regulation

     Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of our shareholders or creditors. In the United States, the Securities and Exchange Commission, or SEC, is the federal agency responsible for the administration of the federal securities laws. Greenhill & Co., LLC, a wholly-owned subsidiary of Greenhill through which we conduct our U.S. financial advisory business, is registered as a broker-dealer with the SEC and the National Association of

Securities Dealers, Inc., or the NASD, and as a broker-dealer in all 50 states and the District of Columbia. Greenhill & Co., LLC is subject to regulation and oversight by the SEC. In addition, the NASD, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including Greenhill & Co., LLC. State securities regulators also have regulatory or oversight authority over Greenhill & Co., LLC. Similarly, Greenhill & Co. International LLP, our controlled affiliated U.K. partnership, through which we conduct our international financial advisory business, is also subject to regulation by the Financial Services Authority in the United Kingdom.

     Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. Additional legislation, changes in rules promulgated by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of operation and profitability of Greenhill.

     The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

     In addition, Greenhill Capital Partners, LLC is registered under the Investment Advisers Act of 1940. As such, Greenhill Capital Partners, LLC is subject to regulations that cover various aspects of its business, including advertising, record-keeping and other matters and is subject to periodic examinations by the SEC.

     In 2003, we and several of our managing directors were investigated by the NASD, for failure to comply with certain continuing education requirements imposed on all registered broker-dealers and their licensed financial professionals. This investigation was resolved in January 2004 when we and two managing directors were censured and separately paid fines to the NASD of between $3,000 and $30,000. All of our managing directors are now in compliance with the NASD's applicable continuing education requirements.

Legal Proceedings

     We are not and have not historically been involved in material legal proceedings.

     As we grow our business, we may in the future become involved in litigation in the ordinary course of our business, including litigation material to our business; however, we are not aware of any material legal proceedings currently pending or threatened against us.

Properties

     We occupy three offices, all of which are leased. Our headquarters are located at 300 Park Avenue, New York, New York, and comprise approximately 50,000 square feet of leased space, pursuant to lease agreements expiring in 2010 (with options to renew for five years). In London, we lease approximately 8,250 square feet at 56-58 Conduit Street pursuant to a lease agreement expiring in 2013. Our Frankfurt office is located at Neue Mainzer Strasse 52 and consists of approximately 6,000 square feet of leased space, pursuant to a lease agreement expiring in 2009. We expect to open a Dallas office shortly, in office space located at 3500 Maple Avenue consisting of approximately 2,300 square feet leased on a temporary basis.

                                   MANAGEMENT

Directors and Executive Officers

     Set forth below is information concerning our directors and executive officers. We expect to appoint additional directors over time who are not employees of Greenhill or otherwise affiliated with management.

Name                            Age     Position
--------------------------------------------------------------------------------------
Robert F. Greenhill..........   68      Director, Chairman and Chief Executive Officer
Scott L. Bok.................   45      Director and U.S. President
Simon A. Borrows.............   46      Director and Non-U.S. President
John C. Danforth.............   68      Director
Steven F. Goldstone..........   59      Director
Stephen L. Key...............   61      Director
Isabel V. Sawhill............   68      Director
Robert H. Niehaus............   49      Chairman, Greenhill Capital Partners
John D. Liu..................   37      Chief Financial Officer
Harold J. Rodriguez, Jr......   49      Chief Compliance Officer and Treasurer
Ulrika Ekman.................   42      General Counsel and Secretary

     Executive officers are appointed by and serve at the pleasure of our Board of Directors. A brief biography of each director and executive officer follows.

     Robert F. Greenhill, our founder, has served as our Chairman and Chief Executive Officer since the time of our founding in 1996. Mr. Greenhill has been a member of our Management Committee since its formation in January 2004. In addition, Mr. Greenhill has been a director of Greenhill & Co., Inc. since its incorporation in March 2004 and expects to stand for re-election as a director at our next annual meeting of stockholders. Mr. Greenhill is also a member of the Investment Committee of Greenhill Capital Partners. Prior to founding and becoming Chairman of Greenhill, Mr. Greenhill was chairman and chief executive officer of Smith Barney Inc. and a member of the Board of Directors of the predecessor to the present Travelers Corporation (the parent of Smith Barney) from June 1993 to January 1996. From January 1991 to June 1993, Mr. Greenhill was president of, and from January 1989 to January 1991, Mr. Greenhill was a vice chairman of, Morgan Stanley Group, Inc. Mr. Greenhill joined Morgan Stanley in 1962 and became a partner in 1970. In 1972, Mr. Greenhill directed Morgan Stanley's newly-formed mergers and acquisitions department. In 1980, Mr. Greenhill was named director of Morgan Stanley's investment banking division, with responsibility for domestic and international corporate finance, mergers and acquisitions, merchant banking, capital markets services and real estate. Also in 1980, Mr. Greenhill became a member of Morgan Stanley's management committee.

     Scott L. Bok has served as our U.S. President since January 2004 and as a member of our Management Committee since its formation in January 2004. In addition, Mr. Bok has been a director of Greenhill & Co., Inc. since its incorporation in March 2004 and expects to stand for re-election as a director at our next annual meeting of stockholders. From 2001 until the formation of our Management Committee, Mr. Bok participated on the two-person administrative committee responsible for managing Greenhill's operations. Mr. Bok has also served as a Senior Member of Greenhill Capital Partners since its formation and is a member of its Investment Committee. Mr. Bok joined Greenhill as a Managing Director in February 1997. Before joining Greenhill, Mr. Bok was a managing director in the mergers, acquisitions and restructuring department of Morgan Stanley & Co., where he worked from 1986 to 1997, based in New York and London. From 1984 to 1986, Mr. Bok practiced mergers and acquisitions and securities law in New York with Wachtell, Lipton, Rosen & Katz. Mr. Bok is a member of the Board of Directors of various private companies.

     Simon A. Borrows has served as our Non-U.S. President since January 2004 and as a member of our Management Committee since its formation in January 2004. In addition, Mr. Borrows has been a director of Greenhill & Co., Inc. since its incorporation in March 2004 and expects to stand for re-election as a director at our next annual meeting of stockholders. From 2001 until the formation of our Management Committee, Mr. Borrows participated on the two-person administrative committee responsible for managing Greenhill's operations. Mr. Borrows is also a member of the Investment Committee of Greenhill Capital Partners. Mr. Borrows joined Greenhill as a Managing Director in June 1998. Prior to joining Greenhill, Mr. Borrows was the managing director of Baring Brothers International Limited (the corporate finance division of ING Barings), a position Mr. Borrows had held since 1995. Mr. Borrows was a director of Baring Brothers from 1989 to 1998. Prior to joining Baring Brothers in 1988, Mr. Borrows worked in the corporate finance department of Morgan Grenfell.

     John C. Danforth has served on our Board of Directors since February of 2005 and expects to stand for re-election as a director at our next annual meeting of stockholders. He served as the United States Representative to the United Nations between July of 2004 and January of 2005 and, except during his service at the United Nations, has been a Partner in the law firm of Bryan Cave LLP since 1995. He served in the United States Senate from 1976 to 1995. Senator Danforth is a Director of Cerner Corporation. He is ordained to the clergy of the Episcopal Church.

     Steven F. Goldstone has served on our Board of Directors since July of 2004 and expects to stand for re-election as a director at our next annual meeting of stockholders. He currently manages Silver Spring Group, a private investment firm. From 1995 until his retirement in 2000, Mr. Goldstone was chairman and chief executive officer of RJR Nabisco, Inc. (which was subsequently named Nabisco Group Holdings following the reorganization of RJR Nabisco, Inc.). Prior to joining RJR Nabisco, Inc., Mr. Goldstone was a partner at Davis Polk & Wardwell, a law firm in New York City. He is also a director of American Standards Companies, ConAgra Foods, Inc., Retail DNA, Inc. and New Castle Hotels, chairman of Ridgefield Senior Center Foundation, chairman of the Roundabout Theatre Company (New York City) and a member of the College Board of Overseers at the University of Pennsylvania.

     Stephen L. Key has served on our Board of Directors since May 2004 and expects to stand for reelection as a director at our next annual meeting of stockholders. Since 2003, Mr. Key has been the sole proprietor of Key Consulting, LLC. Since 2001, he has served as the Vice Chairman and Chief Financial Officer of J.D. Watkins Enterprises, Inc. and as a member of its Board of Directors. From 2001 to March 2004, Mr. Key was a member of the Board of Directors of Aurora Foods, Inc., during which time he served as the chairman of the Board's Audit and Compliance Committee and served on the Board's Independent Committee. From 1995 to 2001, Mr. Key was the Executive Vice President and Chief Financial Officer of Textron Inc., and from 1992 to 1995, Mr. Key was the Executive Vice President and Chief Financial Officer of ConAgra, Inc. From 1968 to 1992, Mr. Key worked at Ernst & Young, serving in various capacities, including as the Managing Partner of Ernst & Young's New York Office from 1988 to 1992. Mr. Key is a Certified Public Accountant in the State of New York.

     Isabel V. Sawhill has served on our Board of Directors since July of 2004 and expects to stand for re-election as a director at our next annual meeting of stockholders. Since 2003, Dr. Sawhill has been Vice President and Director of Economic Studies at the Brookings Institution and prior to that had been a senior fellow at Brookings since 1997. From 1995 until 1997 she was a Senior Fellow at the Urban Institute. From 1993 until 1995, she served as the Associate Director at the Office of Management and Budget. Dr. Sawhill is a member of the Board of Directors of a number of non-profit organizations.

     Robert H. Niehaus has served as the Chairman of Greenhill Capital Partners and as a Senior Member of Greenhill Capital Partners since June 2000. Mr. Niehaus has been a member of our Management Committee since its formation in January 2004. Mr. Niehaus joined Greenhill in January 2000 as a Managing Director to begin the formation of Greenhill Capital Partners. Prior to joining Greenhill, Mr. Niehaus spent 17 years at Morgan Stanley & Co., where he was a managing director in the merchant banking department from 1990 to 1999. Mr. Niehaus was vice chairman and a director of the Morgan Stanley Leveraged Equity Fund II, L.P., a $2.2 billion private equity investment fund, from 1992 to 1999, and was vice chairman and a director of Morgan Stanley Capital Partners III, L.P., a $1.8 billion private equity investment fund, from 1994 to 1999. Mr. Niehaus was also the chief operating officer of Morgan Stanley's merchant banking department from 1996 to 1998. Mr. Niehaus is a director of American Italian Pasta Company, Global Signal Inc. and various private companies.

     John D. Liu became Chief Financial Officer and a Managing Director of Greenhill in January 2004. Mr. Liu joined Greenhill in May 1996 as an Associate. Mr. Liu was promoted to Vice President in January 2000 and to Principal in January 2002. Prior to joining Greenhill, Mr. Liu was an associate at Wolfensohn & Co., a mergers & acquisitions firm, from 1995 to 1996. Mr. Liu was an analyst in investment banking at Donaldson, Lufkin & Jenrette from 1990 to 1992. Mr. Liu is a member of the Board of Directors of a private company.

     Harold J. Rodriguez, Jr. has served as our Managing Director--Finance, Regulation and Operations and as our Chief Compliance Officer and Treasurer since January 2004. From November 2000 through December 2003, Mr. Rodriguez was Chief Financial Officer of Greenhill. Mr. Rodriguez has been with Greenhill since June 2000. Prior to joining Greenhill, Mr. Rodriguez was Executive Vice-President and Chief Financial Officer of MVL Group, Inc. from January 2000 to May 2000. Prior to that, Mr. Rodriguez was Vice President - Finance and Controller of Silgan Holdings, Inc., a major consumer packaging goods manufacturer, from 1987 to 2000. From 1978 to 1987, Mr. Rodriguez worked with Ernst & Young, where he was a senior manager specializing in taxation.

     Ulrika Ekman has served as our General Counsel and Secretary since May 2004. Prior to joining Greenhill, Ms. Ekman was a partner in the mergers and acquisitions group of the corporate department of Davis Polk & Wardwell, where she practiced law since 1990.

     There are no family relationships among any of our directors and executive officers. There are no contractual obligations regarding election of our directors.

The Management Committee

     In January 2004, the Management Committee was constituted as Greenhill's senior operating committee. Senior management consults with the Management Committee, which is chaired by Mr. Greenhill, regarding the strategy and management of our business. In addition to Messrs. Greenhill, Bok, Borrows and Niehaus, the members of the Management Committee are Timothy M. George, Michael
A. Kramer, James R.C. Lupton and Colin T. Roy. See "Key Employees" for biographical information relating to Messrs. George, Kramer, Lupton and Roy.

Board Composition

     Our Board of Directors currently consists of seven members, who are Messrs. Robert F. Greenhill, Scott L. Bok, Simon A. Borrows, John C. Danforth, Steven F. Goldstone, Stephen L. Key, and Isabel V. Sawhill. Steven F. Goldstone, John C. Danforth, Stephen L. Key and Isabel V. Sawhill are independent directors as that term is defined in the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange.

Director Compensation

     Our policy is not to pay compensation to directors who are also employees of Greenhill. Directors who are not Greenhill employees receive an annual retainer of $70,000 for service on our Board of Directors payable at their option either 100% in cash or 50% in cash and 50% in restricted stock. No separate meeting fees are paid. The chairman of the Audit Committee receives an additional annual cash retainer of $10,000.

     In addition to the annual retainer, each non-employee director receives an award of restricted stock units with a fair market value of $50,000 upon his or her initial appointment or election to the Board.

     Our non-employee directors also will be reimbursed for reasonable out-of-pocket expenses incurred in connection with their service on the Board and Board committees. We may also arrange transportation for our directors to and from Board meetings. Employees of Greenhill who also serve as directors receive compensation for their services as employees, but they do not receive any additional compensation for their service as directors. No other compensation is paid to our Board members in their capacity as directors. Non-employee directors do not participate in our employee benefit plans.

Board Committees

     Our Board of Directors has the authority to appoint committees to perform certain management and administrative functions. Our Board of Directors has an audit committee, a compensation committee and a nominating and governance committee, and may from time to time establish other committees to facilitate the management of Greenhill.

   Audit Committee

Members:
Stephen L. Key (Chairperson)
Isabel V. Sawhill
John C. Danforth

     The Audit Committee is a separate committee established in accordance with Rule 10A-3 under Securities Exchange Act of 1934. The Board of Directors has determined that all members of the Audit Committee are "independent" as that term is defined in the applicable New York Stock Exchange listing standards and regulations of the Securities and Exchange Commission and that all members are financially literate as required by the applicable New York Stock Exchange listing standards. The Board of Directors also has determined that all members of the Audit Committee have the accounting or related financial expertise required by the applicable New York Stock Exchange listing standards and that Mr. Key is an "audit committee financial expert" as defined by applicable regulations of the Securities and Exchange Commission. While we do not have a policy that limits the number of public company audit committees on which the members of our Audit Committee may serve, none of the members of our Audit Committee currently serves on more than three such audit committees.

     The Audit Committee's purpose is to oversee the independent auditor's qualifications, independence and performance, the integrity of our financial statements, the performance of our internal audit function and independent auditors and compliance with legal and regulatory requirements. The Audit Committee has sole authority to retain and terminate the independent auditors and is directly responsible for the compensation and oversight of the work of the independent auditors. The Audit Committee reviews and discusses with management and the independent auditors the annual audited and quarterly financial statements, reviews the integrity of the financial reporting processes, both internal and external, and prepares the Audit Committee Report included in the proxy statement in accordance with the rules and regulations of the Securities and Exchange Commission. The Audit Committee has adopted and operates under a written charter, which is available on our Web site at www.greenhill-co.com. The Audit Committee met five times during 2004. In addition, the SEC Subcommittee of the Audit Committee, which is responsible for reviewing periodic reports of Greenhill filed with the SEC, met twice during 2004.

   Compensation Committee

Members:
Steven F. Goldstone (Chairperson)
Stephen L. Key
Isabel V. Sawhill

     The Board of Directors has determined that all members of the Compensation Committee are "independent" as that term is defined in the applicable New York Stock Exchange listing standards. The Compensation Committee oversees our compensation and benefits policies generally, evaluates senior executive performance, oversees and sets compensation for our senior executives and reviews management's succession plan. The Committee evaluates our compensation philosophy, goals and objectives generally, and it approves corporate goals related to the compensation of our senior executives (including the chief executive officer), approves compensation and compensatory arrangements applicable to our other executive officers based on our compensation goals and objectives. In addition, the Committee is responsible for reviewing and recommending the establishment of broad-based incentive compensation, equity-based, retirement or other material employee benefit plans, and for discharging any duties under the terms of our equity incentive plan. The Compensation Committee has adopted and operates under a written charter, which is available on our Web site at www.greenhill-co.com. The Compensation Committee met once during 2004.

   Nominating and Governance Committee

Members:
Isabel V. Sawhill (Chairperson)
Steven F. Goldstone
Stephen L. Key

     The Board of Directors has determined that all members of the Nominating and Governance Committee are "independent" as that term is defined in the applicable New York Stock Exchange listing standards. The Nominating and Governance Committee identifies and recommends individuals qualified to become members of the Board of Directors and recommends to the Board sound corporate governance principles and practices for Greenhill. In particular, the Committee assesses the independence of all Board members, identifies and evaluates candidates for nomination as directors, recommends the slate of director nominees for election at the annual meeting of stockholders and to fill vacancies between annual meetings, recommends qualified members of the Board for membership on committees, oversees the director orientation and continuing education programs, reviews the Board's committee structure, reviews and assesses the adequacy of our Corporate Governance Guidelines and evaluates the annual evaluation process for the Board and Board committees. The responsibilities of the Nominating and Governance Committee are set forth in the Nominating and Governance Committee Charter, which is available on our Web site at www.greenhill-co.com. The Nominating and Governance Committee did not meet during 2004.

Compensation Committee Interlocks and Insider Participation

     None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee. The Compensation Committee reviews and approves the compensation and benefits for our executive officers, administers our employee benefit plans and makes recommendations to our Board of Directors regarding such matters.

Executive Compensation

     Prior to our initial public offering, our business was carried on in limited liability company and partnership form. As a result, meaningful individual compensation information for directors and executive officers of Greenhill based on its operation in corporate form is not available for periods prior to this offering.

     The following table sets forth information regarding the compensation paid to Greenhill's Chief Executive Officer and Greenhill's four other most highly compensated executive officers, collectively referred to as the "named executive officers" in this prospectus, during Greenhill's fiscal year ended December 31, 2004 and December 31, 2003.

                                               Summary Compensation Table

                                                Annual Compensation                      Long Term Compensation
                                      -------------------------------------------------------------------------------------
                                                                     Participation
                                                                     in Earnings
                                                                     of Greenhill
                                                                     Holdings LLC
                                                                     Pre-initial     All Other
                                                                        public      Compensation               All Other
                                      Year    Salary       Bonus     offering (1)      (2)          RSUs      Compensation
                                      -------------------------------------------------------------------------------------
Robert F. Greenhill (3)
Chairman and Chief Executive Officer  2004  $3,961,351  $ 2,976,925            -   $  212,521(4) $ 1,492,751  $    8,574(5)
                                      2003  $5,000,000            -  $ 13,913,561  $  267,562(6)        -             -
Scott L. Bok
U.S. Co-President.................    2004  $  383,333  $ 2,209,466  $  1,431,207          -     $ 1,109,020  $    8,574(7)

                                      2003            -           -  $  6,636,833          -             -             -
Simon A. Borrows
Non-U.S. Co-President.............    2004  $  395,654  $ 2,400,143  $  1,927,546          -     $ 1,457,713  $   18,944(8)

                                      2003            -           -  $  9,168,183          -             -             -
Robert H. Niehaus
Chairman, Greenhill Capital Partners  2004  $  383,333  $ 1,239,400  $  1,073,406          -     $  623,487   $    7,547(9)

                                      2003            -           -  $  3,145,713          -             -             -
John D. Liu
Chief Financial Officer...........    2004  $  383,333  $   511,402  $    536,703          -     $  259,988   $    8,574(10)

                                      2003  $  120,000  $   922,356              -         -             -    $    8,644(11)

---------
(1) We completed our initial public offering in May of 2004. Prior to that time, we operated as a limited liability company (or, in the U.K., as a limited liability partnership) and our managing directors, in lieu of a salary and bonus, received their compensation in the form of participation in the earnings of the respective entities in which they were members or partners.

(2) In addition to the cash compensation received from the company set forth under "Annual Compensation" in this table, the named executive officers are entitled to receive a portion of the profit overrides on investments made by Greenhill Capital Partners that are allocable to outside investors. With respect to such investments made in 2004, the named executive officers received rights to the following percentages of profits, if any, generated on such investments, subject to achievement of a minimum investment return hurdle for outside investors: Robert F. Greenhill, 0.68%; Scott L. Bok, 1.90%; Simon A. Borrows, none; Robert H. Niehaus, 4.67%, and John D. Liu, none. As of December 31, 2004, no cash had been distributed in respect of profit overrides on investments made by Greenhill Capital Partners.

(3) In addition, preferential returns totaling $1,370,530 (in 2003) and $502,528 (in 2004) were earned on preferred capital contributed to Greenhill & Co. Holdings, LLC by Riversville Aircraft Corporation II and Greenhill Family Limited Partnership, both of which are controlled by Mr. Greenhill.

(4) Consists of $63,237 associated with Mr. Greenhill's personal use of the company's aircraft and the expenses associated with such use ("Aircraft Expenses"); and $149,284 in costs and expenses associated with the car and driver the company provides for Mr. Greenhill ("Auto Expenses").

(5) Consists of a $7,574 profit sharing contribution and a $1,000 matching contribution by the company to Mr. Greenhill's 401(k) Profit Sharing Plan.

(6)  Consists of $118,831 in Aircraft Expenses and $148,731 in Automobile
     Expenses.

(7) Consists of a $7,574 profit sharing contribution and a $1,000 matching contribution by the company to Mr. Bok's 401(k) Profit Sharing Plan.

(8) Contribution to Mr. Borrows' defined contribution pension scheme in the United Kingdom.

(9)  Profit sharing contributions to Mr. Niehaus' 401(k) Profit Sharing Plan.

(10) Consists of a profit-sharing contribution of $7,574 and a matching contribution of $1,000 from the company to Mr. Liu's 401(k) Profit Sharing Plan

(11) Consists of a profit sharing contribution of $7,644 and a matching contribution of $1,000 to Mr. Liu's 401(k) Profit Sharing Plan.

Key Employees

     Robert F. Greenhill, Scott L. Bok, Simon A. Borrows, Robert H. Niehaus, John D. Liu, Harold J. Rodriguez, Jr. and Ulrika Ekman are all key employees of Greenhill. See "Management" for biographical information relating to each of these managing directors. The following individuals, who are other managing directors, are also key employees of Greenhill:

     Harvey R. Miller, 72, joined Greenhill in September 2002 as a Managing Director. Effective January 1, 2004, Mr. Miller was elected Vice Chairman of Greenhill. Prior to joining Greenhill, Mr. Miller was a senior partner of Weil, Gotshal & Manges LLP, where he had been the head of its business finance and restructuring department for the previous 31 years and a member of its management committee for 27 years. Mr. Miller was actively involved in substantially all of the major restructuring and bankruptcy reorganization cases since he started the department at Weil.

     Lord James Blyth of Rowington, 64, joined Greenhill in January 2000 and served as a Senior Advisor through October 2002, at which time he became a Managing Director. Effective January 1, 2004, Lord Blyth was elected Vice Chairman of Greenhill. Lord Blyth currently serves as Chairman of Diageo plc., a position he has held since June 2000. Diageo has been a client of Greenhill since 1998, before Lord Blyth joined either Greenhill or Diageo. With respect to advisory work performed by Greenhill for Diageo since the time Lord Blyth became Chairman of Diageo, Lord Blyth has not participated in the selection of Greenhill or advised Greenhill in connection with obtaining or executing such advisory work. Prior to joining Diageo, Lord Blyth worked at The Boots Co., where he served initially as Chief Executive Officer and later as Chairman. Lord Blyth has held various other senior positions, including Chief Executive of The Plessey Company PLC and Head of Defense Sales at the United Kingdom Ministry of Defense.

     Jeffrey F. Buckalew, 38, has been with Greenhill since June 1996 and has been a Managing Director since January 2002. Prior to joining Greenhill, Mr. Buckalew was an associate for three years in the financial institutions group at Salomon Brothers. Mr. Buckalew also spent two years with Chemical Bank's leveraged finance group.

     Brian J. Cassin, 37, has been with Greenhill since July 1998 and has been a Managing Director since January 2002. Prior to joining Greenhill, Mr. Cassin worked for six years with Baring Brothers International in London and New York. Mr. Cassin's other experience includes four years with the London Stock Exchange.

     Kenneth S. Crews, 56, joined Greenhill in March 2005 and founded the company's Dallas office. He was previously a Vice Chairman of UBS Investment Bank and a member of its Americas Executive Committee. He specializes in energy and power.

     Robert Crozer, 58, joined Greenhill as a Senior Advisor in 2004. Prior to joining Greenhill, Mr. Crozer spent 30 years with Flowers Industries, where he was Vice Chairman from 1989 to 2001. He also served as Chairman of the Board of Keebler Foods Company from 1998 through 2001.

     Timothy M. Dwyer, 43, joined Greenhill as a Managing Director in January 2002. Prior to joining Greenhill, Mr. Dwyer was a Managing Director at Donaldson, Lufkin & Jenrette and then at Credit Suisse First Boston after its acquisition of DLJ. While at these two firms, Mr. Dwyer advised insurance institutions throughout North America and Europe on mergers and acquisitions. Mr. Dwyer's prior experience includes advisory work in the financial institutions group at Salomon Brothers Inc.

     Timothy M. George, 52, joined Greenhill as a Managing Director in February 1997 and has been a member of our Management Committee since its formation in January 2004. Before joining Greenhill, Mr. George was a Managing Director at Morgan Stanley, where he was head of the global food, beverage and consumer products group, which he co-founded in 1989. Prior to that, Mr. George was the Assistant Treasurer of J.P. Morgan & Co. and a Vice President of Goldman Sachs.

     Timothy J. Haddock, 39, joined Greenhill in 1999. He spent five years at J.P. Morgan, where he focused on M&A. He was with Occidental Chemical Corporation for five years prior to J.P. Morgan.

     Michael A. Kramer, 36, joined Greenhill as a Managing Director in January 2001 and has been a member of our Management Committee since its formation in January 2004. Prior to joining Greenhill, Mr. Kramer was co-head of the Eastern Region of Houlihan Lokey Howard & Zukin, where he ran the financial restructuring and corporate finance businesses. Mr. Kramer was also actively involved in the founding and development of Houlihan Lokey Howard & Zukin's merchant banking business.

     Peter C. Krause, 56, joined Greenhill as a Managing Director in 1996. Mr. Krause is the Chairman and Co-Founder of Barrow Street Real Estate Funds. Prior to joining Greenhill, Mr. Krause was a Managing Director at Morgan Stanley, where he was a member of the Investment Committee of Morgan Stanley's real estate funds. Before joining Morgan Stanley, Mr. Krause practiced real estate law at Cleary, Gottlieb, Steen & Hamilton.

     Richard Lieb, 45, joined Greenhill as a Managing Director in April 2005 after spending more than 20 years with Goldman Sachs, where he had headed its real estate investment banking group since 2000. Mr. Lieb focuses on advisory opportunities in the real estate industry.

     James R. C. Lupton, 49, joined Greenhill as a Managing Director in May 1998 and has been a member of our Management Committee since its formation in January 2004. Prior to joining Greenhill, Mr. Lupton was Deputy Chairman of Baring Brothers International Limited. During a 17-year career with Baring Brothers, Mr. Lupton served in senior roles advising on mergers and acquisitions. Prior to joining Baring Brothers, Mr. Lupton worked at S.G. Warburg and qualified as a solicitor with Lovell, White & King.

     Gregory R. Miller, 39, joined Greenhill as a Manager Director in March 2004. Prior to joining Greenhill, Mr. Miller was a Managing Director at Credit Suisse First Boston, where he worked for 14 years. Mr. Miller's experience has been primarily in the media industry, where he focused in particular on companies involved in publishing and information services.

     Richard Morse, 46, joined Greenhill as a Managing Director in October 2002. Prior to joining Greenhill, Mr. Morse was head of the European energy and power investment banking team at Goldman Sachs. Mr. Morse has more than 20 years of investment banking experience at Goldman Sachs and Dresdner Kleinwort Wasserstein in a variety of senior roles. Between 1999 and 2001, Mr. Morse served as Deputy Director General of the Office of Gas & Electricity Markets, the British energy regulator.

     V. Frank Pottow, 41, joined Greenhill as a Managing Director and managing member of Greenhill Capital Partners in July 2002. Mr. Pottow has more than 16 years of experience initiating, structuring and executing private equity investments, with particular investment expertise with energy companies. Prior to joining Greenhill, Mr. Pottow was a Managing Director at SG Capital Partners and Thayer Capital Partners, and a Principal at Odyssey Partners. Prior to that, Mr. Pottow was a member of the merchant banking group of Morgan Stanley.

     Gregory G. Randolph, 45, joined Greenhill as a Managing Director in January 2004. Before joining Greenhill, Mr. Randolph was a Managing Director in the energy and power group of Goldman Sachs. Prior to working at Goldman Sachs for more than 10 years, Mr. Randolph worked in the project finance group at Salomon Brothers.

     Bradley A. Robins, 40, has been with Greenhill since January 2001 and has been a Managing Director since January 2002. Prior to joining Greenhill, Mr. Robins was a Senior Vice President at Houlihan Lokey Howard & Zukin, where he led a variety of restructuring and mergers & acquisitions engagements. Mr. Robins began his career as an attorney at Wachtell, Lipton, Rosen & Katz.

     Colin T. Roy, 43, joined Greenhill as a Senior Advisor in November 2000 and became a Managing Director in January 2002. Mr. Roy has been a member of our Management Committee since its formation in January 2004. Mr. Roy is responsible for our Frankfurt office. Prior to joining Greenhill, Mr. Roy was a Managing Director and Co-Head of Investment Banking in Germany for Merrill Lynch. Mr. Roy's previous experience includes more than 10 years at S.G. Warburg in London, Munich and Frankfurt.

     H.C. Bowen Smith, 67, joined Greenhill as Senior Advisor in 2004. Prior to joining Greenhill, Mr. Smith was a Senior Advisor at UBS, where he focused on the paper and forest products industry. He is a veteran of the investment banking industry having worked for many years at UBS, Dillon Read and Salomon Brothers.

     Peter Stott is expected to join Greenhill as a Managing Director in May of 2005. He was previously at Morgan Stanley where he had been a Managing Director and Co-Head of UK Investment Banking. He had been at Morgan Stanley since 1988. Before that, he was at The First Boston Corporation, where he was a vice president, corporate finance in their New York and London offices. Prior to that, he was a management consultant with McKinsey & Co. Inc. in the firm's Washington, DC office.

     Hugh Tidbury, 45, joined Greenhill as a Managing Director in 2004. Prior to joining Greenhill, Mr. Tidbury was a Managing Director and head of Deutsche Bank's European chemicals group. He spent approximately 18 years at Deutsche Bank (and prior to its acquisition, Morgan Grenfell) and worked on numerous corporate finance and M&A advisory assignments for a wide range of chemical and other companies.

     David A. Wyles, 37, joined Greenhill in August 1998 and has been a Managing Director since January 2002. Prior to joining Greenhill, Mr. Wyles spent four years with Baring Brothers International Limited, based in both London and Amsterdam. Mr. Wyles' other experience includes four years with Coopers & Lybrand's management consultancy division and four years with the weapon and communications system design and development arm of the British Royal Navy.

Key Employee Insurance Policy

     We have purchased life insurance policies with respect to the members of our management committee, in order to protect Greenhill from economic losses that could result from the death of one of those managing directors. The aggregate amount of the policies is $83,040,000, prorated among each such managing director's percentage of beneficial ownership of Greenhill shares.

Employment, Non-Competition and Pledge Agreements

     We entered into employment, non-competition and pledge agreements with those of our managing directors who were members of Greenhill & Co. Holdings, LLC prior to our initial public offering and non-competition and pledge agreements with those of our U.K.-based managing directors who were partners of Greenhill & Co. International LLP prior to our initial public offering, which include our named executive officers. Accordingly, the references in this section to "managing director" only include those managing directors; we also refer to those managing directors in this section as the "covered managing directors". The following are descriptions of the material terms of (1) each such employment, non-competition and pledge agreement and (2) each such non-competition and pledge agreement (other than the base salary, benefits, confidentiality, termination of employment and transfer of client relationships provisions described below which are not included in the non-competition and pledge agreements), including any amounts or time periods that are specific to our named executive officers. With the exception of the few differences noted in the description below, the terms of each employment, non-competition and pledge agreement and non-competition and pledge agreement are in relevant part identical.

     Each employment, non-competition and pledge agreement and each non-competition and pledge agreement (other than the base salary, benefits, termination of employment and transfer of client relationships provisions, which are not included in the non-competition and pledge agreements) provide as follows:

     Base Salary. Each covered managing director who devotes 100% of his time to Greenhill is paid an annual base salary of $600,000. The amount of each covered managing director's annual salary is subject to annual review by the Compensation Committee. In addition, a covered managing director may be awarded an annual bonus in an amount determined in the sole discretion of the Compensation Committee.

     Benefits. Each covered managing director is entitled to participate in all of our employee retirement and welfare benefit plans, including, without limitation, our group health, dental and life insurance plans, 401(k) savings plan, profit sharing plan and equity incentive plan.

     Confidentiality. Each covered managing director is required to protect and use "confidential information" in accordance with the restrictions placed by us on its use and disclosure.

     Non-competition. During the period ending 12 months after the date a covered managing director ceases to provide services to us, or in the case of all initial members of the Management Committee, during the period ending 24 months after the date such covered managing director ceases to provide services to us, that covered managing director may not:

     o form, or acquire a 5% or greater ownership, voting or profit participation interest in, any competitive enterprise; or

     o    engage in any business activity in which we operate.

     "Competitive enterprise" means any business (or business unit) that engages in any activity in which we or any of our subsidiaries engage at the time such covered managing director ceases to provide services to us, including investment banking financial advisory services and merchant-banking and related services. These restrictions on competition will expire in 2009. As a result, any covered managing director who continues to provide services to us then will no longer be subject to the non-competition restrictions. However, any covered managing director whose service with us has terminated prior to May 11, 2009 will remain subject to the non-competition restrictions until the expiration of that covered managing director's 12-month or 24-month restriction period following his termination of service with us, unless the covered managing director's service with us has been terminated without cause in connection with a Change in Control and the covered managing director will then no longer be subject to the non-competition restrictions. "Change in Control" is defined in the equity incentive plan described below.

     Non-solicitation. During the period ending 12 months after the date a covered managing director ceases to provide services to us, that covered managing director may not, directly or indirectly, in any manner solicit any of our employees (at an associate or above level) to apply for, or accept employment with, any competitive enterprise.

     Liquidated Damages. In the case of any breach of the non-competition or non-solicitation provisions, the breaching managing director will be liable for liquidated damages. The amount of liquidated damages for each named executive officer is as follows:

     o    Robert F. Greenhill: $56.6 million

     o    Scott L. Bok: $18.8 million

     o    Simon A. Borrows: $18.8 million

     o    Robert H. Niehaus: $14.2 million

     o    John D. Liu: $2.0 million

     For each of the other covered managing directors, the amount of liquidated damages is between $2.0 million and $18.8 million.

     Pledge in Connection with Liquidated Damages. The liquidated damages provision in each covered managing director's employment, non-competition and pledge agreement or non-competition and pledge agreement, as applicable, will be secured by a pledge of our common stock owned by that covered managing director (including through indirect ownership and ownership through affiliated entities), subject to a minimum pledge of our common stock with an initial value equal to the lesser of (1) the greater of $2,000,000 and that managing director's percentage ownership in Greenhill & Co. Holdings, LLC prior to its conversion to corporate form multiplied by $200,000,000 and (2) the value of 50% of our common stock owned by that managing director (including through indirect ownership and ownership through affiliated entities) at the time of the consummation of the initial public offering. Each pledge of our common stock will terminate on the earliest to occur of:

     o    the death of the relevant managing director;

     o the expiration of the 12-month period or 24-month period, as applicable, following the termination of the service of the relevant managing director or, if the relevant managing director's service with us was terminated without cause in connection with a Change in Control (as defined in the equity incentive plan described below), on the date of the managing director's termination of service; or

     o    May 11, 2009 (unless service has been terminated earlier).

     These liquidated damages are in addition to the forfeiture of any future equity-based awards that may occur as a result of the breach of any non-competition or non-solicitation provisions contained in those awards.

     Transfer of Client Relationships. Each covered managing director is required, upon cessation of his or her services, to take all actions and do all things reasonably requested by us to maintain for us the business, goodwill and business relationships with our clients with which he or she worked.

     Termination of Employment. Each employment, non-competition and pledge agreement may generally be terminated by either that covered managing director or us on 90 days' prior written notice, subject to the continuing survival of the non-competition, non-solicitation, liquidated damages, transfer of client relationships and confidentiality provisions described above, to the extent applicable.

     Nonexclusivity. The liquidated damages and pledge arrangements discussed above are not exclusive of any injunctive relief to which we may be entitled for a breach of the non-competition provisions.

     We generally expect to enter into non-compete agreements with newly hired or promoted managing directors which impose the same restrictions on those managing directors as those described under "--Non-Competition" and "--Non-Solicitation" above, except that the period of the restriction is six months.

Transfer Rights Agreements

     Persons and Shares Covered. At the time of our initial public offering, we entered into transfer rights agreements with each of our covered managing directors, including our named executive officers. The shares covered by each covered managing director's transfer rights agreement include all shares of our common stock owned by that managing director as of the closing of the initial public offering (including through indirect ownership and ownership through affiliated entities) and shares received by that managing director (directly or indirectly) in exchange for or in respect of his or her shares of our common stock by reason of stock dividends, stock splits, reverse stock splits, spin-offs, split-ups, recapitalizations, combinations or exchanges of shares, but does not include any restricted stock units awarded to that managing director under our equity incentive plan. The shares of our common stock covered by each transfer rights agreement are referred to as covered shares.

     When a covered managing director ceases to be our employee for any reason other than death, the managing director will continue to be bound by all the provisions of the transfer rights agreement until the covered managing director holds (directly or indirectly) all covered shares free from the transfer restrictions described below and thereafter he or she will no longer be bound, in general, by the provisions other than the continuing provisions of the transfer rights agreement.

     Each transfer rights agreement will remain in effect in the event the covered shares are converted into a different security as a result of a business combination or other similar transaction.

     Transfer Restrictions. Each covered managing director has agreed, among other things, to:

          o except as described below, not transfer, and to maintain sole beneficial ownership of, his or her covered shares for a period of five years after May 11, 2004.

     Transfers include, among other things, any disposition of the economic risks of ownership of covered shares, including short sales, option transactions and use of derivative financial instruments or other hedging arrangements with respect to our securities.

     Sales Through Underwritten Public Offerings. Our underwritten public offering committee, as described below, may approve one or more underwritten public offerings to sell covered shares, subject to the restrictions described below. Each covered managing director who:

          o continues to work for us or has suffered a termination of employment resulting from a disability or the heir or estate of any managing director who has died or

          o retired from us at age 65 or greater with not less than two years of service with us following May 11, 2005,

     will be entitled to participate in such an underwritten public offering on a pro rata basis with the covered shares of all other managing directors so participating, or on a lesser basis at his or her request, subject to Robert F. Greenhill's right to sell (through his affiliated entities) covered shares first in an amount up to $17.6 million should he elect to do so. This amount corresponds to the capital contributed to Greenhill by Mr. Greenhill and entities controlled by him in connection with the firm's founding. We may (but are not obligated to) give priority to covered managing directors who have increased tax liabilities of the types we have agreed to indemnify (see "Certain Relationships and Related Transactions--Tax Indemnification Agreement and Related Matters"). Our underwritten offering committee currently consists of Robert F. Greenhill (who chairs the committee), Scott L. Bok and Simon A. Borrows. Approval of an underwritten offering by the committee will require approval of either the chair of the committee or the joint approval of the other two members of the committee. Approval of an underwritten public offering by the committee is subject to the further limitations contained in each transfer rights agreement, including:

          o prior to May 11, 2005, we will effect no more than two underwritten public offerings of our common stock at the request of our covered managing directors for an aggregate number of shares not to exceed 15% of the covered shares as of the consummation of our initial public offering; and

          o we have the right to refuse to effect an underwritten public offering at the request of our covered managing directors if the number of shares included in the request is less than 5% of the number of shares of common stock outstanding at the time the request is made.

     Covered shares will also be subject to any underwriters' lock-up then in effect.

     In addition, subject to the approval of the underwritten offering committee, our covered managing directors will have the right to participate in underwritten offerings effected by the Company for other purposes, subject to the limitations described above and certain other limitations.

     Furthermore, the Compensation Committee may approve requests by a covered managing director to transfer covered shares to family members, family trusts or charitable organizations, which transferees will be subject to the same transfer restrictions under the transfer rights agreement.

     Sales in Compliance With Rule 144 Under the Securities Act of 1933. Consistent with the transfer restrictions described above, and other than in compliance with the exceptions described above, covered managing directors generally will not be permitted to transfer covered shares prior to May 11, 2009 through sales effected in compliance with Rule 144 under the Securities Act of 1933 or otherwise. However, each of Robert F. Greenhill, Lord James Blyth and Harvey R. Miller, will be permitted to sell (or cause to be sold through affiliated entities) covered shares in compliance with Rule 144 under the Securities Act of 1933 beginning May 11, 2006. Furthermore, upon a termination of a covered managing director's employment due to his or her death or disability, such managing director or his or her heirs or estate will be permitted to sell covered shares in compliance with Rule 144 under the Securities Act of 1933, regardless of when such termination of employment occurred.

     Compliance With Securities Laws. In addition to the restrictions set forth above, covered managing directors must comply with applicable securities laws in connection with any transfer of our common stock and may need to deliver an opinion of counsel in connection with any transfer.

     All transfer restrictions applicable to a covered managing director under the transfer rights agreement terminate upon death of such managing director.

     Dividends. To the extent dividends are paid on covered shares while the managing director remains subject to the transfer restrictions of the transfer rights agreement, the managing director will be entitled to such dividends.

     Voting. Each covered managing director is entitled to full voting rights with respect to his or her covered shares.

     Term and Amendment. Each transfer rights agreement is in effect until May 11, 2014 unless earlier terminated by us. Each transfer rights agreement may generally be amended or waived at any time by the mutual consent of the covered managing director and us. In connection with this offering, the limitation on the number of shares of common stock sold pursuant to an underwritten public offering prior to May 11, 2005 may be waived.

The Equity Incentive Plan

     The following is a description of the material terms of the Equity Incentive Plan. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the Equity Incentive Plan. See "Where You Can Find More Information".

     Purpose. The purposes of the Equity Incentive Plan are to attract, retain and motivate key employees and directors of and consultants and advisors to Greenhill and to align the interests of key employees, directors, consultants and advisors with shareholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock.

     Administration. The Equity Incentive Plan will be administered by the Compensation Committee, or any successor committee thereto, or another committee of our Board of Directors appointed or designated by the Board of Directors, in each case, composed of no fewer than two directors each of whom is a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Section 162(m) (as defined below).

     Vesting Schedule. The Compensation Committee shall have the authority to determine the vesting schedule applicable to each award.

     Settlement of Awards. The Compensation Committee shall have authority under the Equity Incentive Plan to determine whether, to what extent and under what circumstances awards under the Equity Incentive Plan may be settled, paid or exercised in cash, shares of common stock or other awards under the Equity Incentive Plan or other property, or canceled, forfeited or suspended.

     Deferral of Awards. The Compensation Committee shall determine whether, to what extent, and under what circumstances cash, shares of common stock, other securities, other awards under the Equity Incentive Plan, other property, and other amounts payable with respect to an award under the Equity Incentive Plan shall be deferred either automatically, or at the election of the holder thereof, or of the Compensation Committee.

     Section 162(m). Subject to the terms of the Equity Incentive Plan, the Compensation Committee will have the authority and discretion to determine the extent to which awards under the Equity Incentive Plan will be structured to conform to the requirements applicable to performance-based compensation as described in Section 162(m) of the Internal Revenue Code ("Section 162(m)"), and to take such action, establish such procedures, and impose such restrictions at the time such awards are granted as the Compensation Committee determines to be necessary or appropriate to conform to such requirements.

     Shares Available. Subject to adjustment, the maximum number of shares of common stock that may be delivered pursuant to awards granted under the Equity Incentive Plan is 20,000,000.

     Shares of common stock to be issued under the Equity Incentive Plan may be made available from authorized but unissued common stock of the Company, common stock held by the Company in its treasury, or common stock of the Company purchased by the Company on the open market or otherwise. During the term of the Equity Incentive Plan, we will at all times reserve and keep available the number of shares of our common stock that shall be sufficient to satisfy the requirements of the Equity Incentive Plan.

     If any shares of our common stock covered by an award (other than a Substitute Award as defined below), or to which such an award relates, terminate, lapse or are forfeited or cancelled, or such an award is otherwise settled without the delivery of the full number of shares of our common stock underlying the award, then the shares of our common stock covered by such award, or to which such award relates, to the extent of any such forfeiture, termination, lapse, cancellation, etc., shall again be, or shall become available for issuance under the Equity Incentive Plan. Shares of our common stock underlying Substitute Awards shall not reduce the number of shares of our common stock available for delivery under the Equity Incentive Plan. A "Substitute Award" under the Equity Incentive Plan is any award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by us or with which we combine.

     Adjustments. The Compensation Committee has the authority to adjust the terms of any outstanding awards and the number of shares of common stock issuable under the Equity Incentive Plan for any increase or decrease in the number of issued shares of common stock resulting from a reorganization, merger, consolidation, stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of the common stock, or any other event that the Compensation Committee determines affects our capitalization.

     Eligibility. All of our full-time or part-time employees (including an officer or director who is also an employee) or those of our affiliates and any of our consultants or advisors selected by the Compensation Committee are eligible to participate in the Equity Incentive Plan. Other than for awards of Incentive Stock Options (as described below), any individual or individuals to whom an offer of employment has been extended, a member of our Board of Directors or a member of the Board of Directors of any of our subsidiaries may also receive awards under the Equity Incentive Plan at the discretion of the Compensation Committee. Holders of equity-based awards issued by a company acquired by us or with which we combine are eligible to receive Substitute Awards under the Equity Incentive Plan.

     Grant of Awards. The Compensation Committee may grant the following five types of awards under the Equity Incentive Plan: (i) Restricted Stock Units,
(ii) Options, (iii) Restricted Stock Awards, (iv) Other Stock-Based Awards and
(v) Performance Awards (each an "Award"). We currently intend to grant only Restricted Stock Units under the Equity Incentive Plan.

     An Award of Restricted Stock Units consists of contractual rights denominated in shares of our common stock and represents a right to receive the value of a share of our common stock (or a percentage of such value, which percentage may be higher than 100%). Restricted Stock Units underlying such Awards are subject to restrictions and such other terms and conditions as the Compensation Committee may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation Committee may deem appropriate.

     Performance Awards. The Equity Incentive Plan also permits the Compensation Committee to grant Performance Awards. A Performance Award is an Award under the Equity Incentive Plan that the Compensation Committee intends to qualify as "qualified performance based compensation" under Section 162(m), and which Award is made to an individual who is expected by the Compensation Committee to be both (i) a "covered employee" as defined in Section 162(m) for the tax year of the Company with regard to which a deduction in respect of such person's Award would be allowed and (ii) the recipient of compensation (other than "qualified performance based compensation" as defined in

Section 162(m)) in excess of $1,000,000 for such tax year. Performance Awards shall become earned and payable if preestablished targets relating to one or more of the following performance measures are achieved during a performance period or periods, as determined by the Compensation Committee: (i) earnings per share, (ii) return on average common equity, (iii) pre-tax income, (iv) pre-tax operating income, (v) net revenues, (vi) net income, (vii) profits before taxes, (viii) book value per share, (ix) stock price, (x) earnings available to common shareholders, (xi) ratio of compensation and benefits to net revenues and (xii) execution and origination of assignments directly related to the individual covered employee. Such targets may relate to the Company as a whole, to one or more units thereof or to the "covered employee", and may be measured over such periods, as the Compensation Committee shall determine. The maximum value of any Performance Award which may be earned under the Equity Incentive Plan is $10,000,000.

     Termination of Employment. Except as otherwise determined by the Compensation Committee or provided by the Compensation Committee in an applicable agreement under the Equity Incentive Plan, in case of termination of employment or cessation of services:

     (a) for reason of death, Disability (as defined) or Retirement (as defined), any unvested Award then held by such participant shall be immediately accelerated and become fully vested, exercisable and payable and any such Award that is an Option shall automatically expire on the earlier of (i) the date the Option would have expired had the participant continued in such employment and
(ii) one year after the date such participant's service ceases; and

     (b) by the Company for cause (as determined by the Compensation Committee in its sole discretion), the Compensation Committee will have the discretion to accelerate and fully vest any Award held by such participant, otherwise (i) any Award then held by such participant whose restrictions have not lapsed, which is not exercisable or which is not payable will automatically be forfeited in full and canceled by the Company upon such termination of employment and (ii) any Option then held by such participant to the extent exercisable shall automatically be forfeited in full and canceled by the Company on the date such participant's service ceases;

     (c) by the Company without cause (as determined by the Compensation Committee in its sole discretion) within two years following the occurrence of a Change in Control or upon a termination of employment by the Company without cause (as determined by the Compensation Committee in its sole discretion) six months prior to the occurrence of a Change in Control if the Compensation Committee reasonably determines in its sole discretion that such termination was at the behest of the acquiring entity (each such termination of employment deemed to be a termination of employment "in connection with" the occurrence of a Change in Control):

         (i) any Award (other than Options) then held by such participant will be immediately accelerated and become fully vested, exercisable and payable, and

         (ii) any Option then held by such participant will be immediately accelerated and become fully vested, exercisable and payable shall automatically expire on the earlier of (A) the date the Option would have expired had such participant continued in such employment and (B) one year after the date such participant's service ceases; and

     (d) for any reason other than death, Disability, Retirement, cause (as determined by the Compensation Committee in its sole discretion) or in connection with the occurrence of a Change in Control, the Compensation Committee will have the discretion to accelerate and fully vest any Award held by such participant, otherwise:

         (i) any Award (other than Performance Awards) then held by such participant whose restrictions have not lapsed, which is not exercisable or which is not payable will automatically be forfeited in full and canceled by the Company on the date such participant's service ceases,

         (ii) any Option then held by such participant to the extent exercisable shall automatically expire on the earlier of (A) the date the Option would have expired had the employee continued in such service and (B) 180 days (or 90 days in the case of Options that are intended to qualify as an incentive stock option under Section 422 of the
     Code) after the date that such participant's service ceases, and

         (iii) any Performance Award then held by such participant which is not then payable will be paid in accordance with its terms at the time the Performance Award would have been payable if the termination of employment had not occurred.

     Duration of the Equity Incentive Plan. The Equity Incentive Plan became effective as of the effective date of its adoption by our Board of Directors. No Award shall be granted under the Equity Incentive Plan after the tenth anniversary of its adoption. However, unless otherwise expressly provided in the Equity Incentive Plan or in an applicable award agreement, any Award theretofore granted may extend beyond such date, and the authority of the Compensation Committee to administer the Equity Incentive Plan and to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of our Board of Directors to amend the Equity Incentive Plan, shall extend beyond such date.

     Amendment, Modification and Termination of the Equity Incentive Plan. Except as otherwise provided in an award agreement, our Board of Directors may from time to time suspend, discontinue, revise or amend the Equity Incentive Plan and the Compensation Committee may amend the terms of any award in any respect, provided that no such action will impair the rights of a holder of an outstanding award under the plan without the holder's consent.

     Change in Control. Except as described in the "Termination of Employment" section above and except as otherwise provided in the applicable agreement under the Equity Incentive Plan, upon the occurrence of a Change in Control, the Compensation Committee shall determine whether outstanding Options under the Equity Incentive Plan shall become fully exercisable and whether outstanding Awards (other than Options) under the Equity Incentive Plan shall become fully vested and payable.

     "Change in Control" means the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving Greenhill & Co., Inc. or the sale or other disposition of all or substantially all of the assets of Greenhill & Co., Inc. to an entity that is not an affiliate or that, in each case, requires shareholder approval under the laws of Greenhill & Co., Inc.'s jurisdiction of organization, unless immediately following such transaction, either:

          o at least 50% of the total voting power of the surviving entity or its parent entity, if applicable, is represented by securities of Greenhill & Co., Inc. that were outstanding immediately prior to the transaction; or

          o at least 50% of the members of the Board of Directors (including directors whose election or nomination was approved by the incumbent directors of Greenhill & Co., Inc.) of the company resulting from the transaction were members of the Board of Directors of Greenhill & Co., Inc. at the time of such Board of Directors' approval of the execution of the initial agreement providing for the transaction.

     Dividend Equivalent Rights. The Compensation Committee may in its discretion include in the award agreement a dividend equivalent right entitling the participant to receive amounts equal to the dividends that would be paid, during the time such Award is outstanding, on the shares of our common stock covered by such Award as if such shares were then outstanding.

     Transferability. Except as the Compensation Committee may otherwise determine from time to time, no Award and no right under any such Award, shall be assignable, alienable, saleable or transferable by a participant otherwise than by will or by the laws of descent and distribution; provided, however, that, if so determined by the Compensation Committee, a participant may, in the manner established by the Compensation Committee, designate a beneficiary or beneficiaries to exercise the rights of the participant, and to receive any property distributable, with respect to any Award upon the death of the participant.

                       PRINCIPAL AND SELLING STOCKHOLDERS

Overview

     All of the shares of common stock being offered hereby are being offered by our managing directors.

     The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of our common stock:

     o    immediately prior to the consummation of this offering;

     o    the number of shares to be sold in the offering; and

     o    as adjusted to reflect the sale of the shares of our common stock:

          o    each of the directors and named executive officers individually;

          o    all directors and executive officers as a group;

          o each person who is known to Greenhill to be the beneficial owner of more than 5% of our common stock; and

          o    each other selling stockholder in this offering.

     Each selling stockholder is a managing director of Greenhill. In accordance with the rules of the Securities and Exchange Commission, "beneficial ownership" includes voting or investment power with respect to securities. The percentage of beneficial ownership for the following table is based on 30,682,466 shares of common stock outstanding as of March 31, 2005. The address for each listed stockholder (other than Morgan Stanley) is: c/o Greenhill & Co., Inc., 300 Park Avenue, 23rd Floor, New York, New York 10022. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

                                                 Shares Beneficially
                                                  Owned Before This        Shares of Common      Shares Beneficially
                                                       Offering            Stock to be Sold      Owned After Offering
                                                 --------------------------------------------------------------------
Name of Beneficial Owner                          Number       Percent     Number     Percent     Number      Percent
------------------------                         --------------------------------------------------------------------
Directors and Named Executive Officers:
  Robert F. Greenhill(1)................          7,797,830     25.4%
  Scott L. Bok..........................          2,258,911      7.4%
  Simon A. Borrows......................          2,259,245      7.4%
  Robert H. Niehaus(2)..................          1,702,678      5.5%
  John D. Liu...........................            180,830           *
  John C. Danforth......................                 --        --
  Steven F. Goldstone...................                 --        --
  Stephen L. Key........................                 --        --
  Isabel V. Sawhill.....................                 --        --
All Directors and Executive Officers as a
   group (11 persons)...................         14,320,047     46.7%
5% Stockholders:
  Timothy M. George(3)..................          2,259,054      7.3%
  James R. C. Lupton(4).................          2,259,245      7.3%
  Morgan Stanley(5).....................          1,643,400      5.4%

Other Selling Stockholders
--------------------------
James Blyth.............................
Jeffrey F. Buckalew.....................
Brian J. Cassin.........................
Timothy M. Dwyer........................
Michael A. Kramer.......................
Peter C. Krause.........................

                                                 Shares Beneficially
                                                  Owned Before This        Shares of Common      Shares Beneficially
                                                       Offering            Stock to be Sold      Owned After Offering
                                                 --------------------------------------------------------------------
Name of Beneficial Owner                          Number       Percent     Number     Percent     Number      Percent
------------------------                         --------------------------------------------------------------------
Gregory R. Miller.......................
Harvey R. Miller........................
Richard Morse...........................
V. Frank Pottow.........................
Gregory G. Randolph.....................
Bradley A. Robins.......................
Harold J. Rodriguez, Jr.................
Colin T. Roy............................
David A. Wyles

---------
* Less than 1% of the outstanding shares of common stock.

(1) Robert F. Greenhill's beneficial ownership is calculated by attributing to him all shares of our common stock owned by two entities controlled by him. The first entity is Greenhill Family Limited Partnership, a Delaware limited partnership, which owns 6,496,270 of our shares. The second entity is Riversville Aircraft Corporation II, a Delaware corporation, which owns 1,301,560 of our shares. Mr. Greenhill expressly disclaims beneficial ownership of the 6,496,270 shares of common stock held by members of his family in Greenhill Family Limited Partnership.

(2) Includes 4,500 shares held in three trusts of which Mr. Niehaus' children are beneficiaries. Mr. Niehaus expressly disclaims beneficial ownership of the 4,500 shares of common stock held by the trusts.

(3) Includes 200,000 shares held in two trusts of which Mr. George is a co-trustee.

(4)  Includes 500,000 shares owned by Mr. Lupton's wife.

(5)  Address: 1585 Broadway, New York, NY 10036.


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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

     The Compensation Committee, which is comprised entirely of independent, non-employee directors, is responsible for establishing and administering our policies involving the compensation of our executive officers. No employee of the company serves on the Compensation Committee. The Compensation Committee members have no interlocking relationships as defined by the Securities and Exchange Commission.

Related Transactions Involving Our Directors and Executive Officers

     Incorporation Transactions

     Prior to our initial public offering, we conducted our business through a limited liability company, Greenhill & Co. Holdings, LLC and its affiliates. Most of our managing directors were members in Greenhill & Co. Holdings, LLC or partners in its controlled affiliated U.K. partnership, Greenhill & Co. International LLP. Mr. Greenhill held his membership interests in Greenhill & Co. Holdings, LLC indirectly through Riversville Aircraft Corporation II and Greenhill Family Limited Partnership. In connection with the consummation of the initial public offering, we completed a number of transactions in order to have Greenhill & Co., Inc. succeed to the business of Greenhill & Co. Holdings, LLC and its affiliates and to have its members become stockholders of Greenhill & Co., Inc.

     Pursuant to our reorganization agreements, the principal reorganization and incorporation transactions are summarized below:

     o Prior to the consummation of the initial public offering, our managing directors who were the partners in Greenhill & Co. International LLP exchanged their partnership interests, through a series of consecutive exchanges, for equity interests in Greenhill & Co., Inc. and Greenhill & Co. International LLP became a wholly-owned affiliate of Greenhill & Co., Inc.;

     o Immediately prior to the consummation of the initial public offering, Greenhill & Co. Holdings, LLC merged into Greenhill & Co., Inc., a newly formed Delaware corporation, and the members of Greenhill & Co. Holdings, LLC, collectively received 25,000,000 shares of common stock of Greenhill & Co., Inc. As a result of the merger, Greenhill & Co., Inc. succeeded to all of the assets and liabilities held by Greenhill & Co. Holdings, LLC at the time of the merger.

     The transactions described above were effected pursuant to a series of reorganization agreements among the relevant Greenhill entities and their members. In addition, each member who received shares of Greenhill as a result of the reorganization agreed to release Greenhill and its past, present and future affiliates from any and all claims such member may have had against Greenhill relating to events occurring prior to the closing. Greenhill, in turn, agreed to indemnify the former members of its predecessor with respect to any action which may be brought against any member by reason of the fact that the member was a member, managing member, executive committee member or officer of Greenhill & Co. Holdings, LLC or any of its subsidiaries prior to the closing of the merger or, at the request of Greenhill & Co. Holdings, LLC or any of its subsidiaries, is or was serving as a partner, director, officer or trustee of another entity, other than with respect to any acts committed in bad faith or that were the result of active and deliberate dishonesty or from which the member gained financial profit or another advantage to which the member was not legally entitled.

     Director and Officer Indemnification

     We have entered into agreements that provide indemnification to our directors, officers and all other persons requested or authorized by our Board of Directors to take actions on behalf of us for all losses, damages, costs and expenses incurred by the indemnified person arising out of such person's service in such capacity, subject to the limitations imposed by Delaware law. These agreements are in addition to our indemnification obligations under our amended and restated certificate of incorporation.


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     Tax Indemnification Agreement and Related Matters

     An entity that has historically operated in corporate form generally is liable for any adjustments to the corporation's taxes for periods prior to its initial public offering. In contrast, the members of our predecessor Greenhill & Co. Holdings, LLC, rather than Greenhill, generally will be liable for adjustments to taxes (including U.S. federal and state income taxes) attributable to the operations of Greenhill & Co. Holdings, LLC and its affiliates prior to the initial public offering. In connection with the initial public offering, we entered into a tax indemnification agreement to indemnify each member (and beneficial owner thereof) of Greenhill & Co. Holdings, LLC and each partner of Greenhill & Co. International LLP against certain increases in each tax indemnitee's taxes that relate to activities of Greenhill & Co. Holdings, LLC and its affiliates in respect of periods prior to the initial public offering. We will be required to make additional payments to offset any taxes payable by a tax indemnitee in respect of payments made pursuant to the tax indemnification agreement only to the extent the payments made to that tax indemnitee exceed a fixed amount. Any such payment of additional taxes by Greenhill, Inc. will be offset by any tax benefit received by the additional tax indemnitee.

     The tax indemnification agreement includes provisions that permit Greenhill, Inc. to control any tax proceeding or contest which might result in being required to make a payment under the tax indemnification agreement.

Relationship with Greenhill Capital Partners' Funds

     Greenhill has an indirect interest in two different merchant banking funds, which we refer to as Greenhill Capital Partners I (or Fund I) and Greenhill Capital Partners II (or Fund II), each of which consists of four related fund vehicles which invest in parallel on a pro rata basis. Fund I is advised by two general partners, which we refer to as the Original General Partner and the Managing General Partner. The Original General Partner makes investment decisions and is entitled to receive from Fund I an override of 20% of the profits earned by Fund I over a specified threshold, in each case solely with respect to investments made by Fund I prior to 2004. The Managing General Partner controls all other matters relating to Fund I and is entitled to receive from Fund I an override of 20% of the profits earned by the funds over a specified threshold with respect to all other investments of Fund I.

     The Original General Partner is controlled by Robert F. Greenhill, Scott
L. Bok, Robert H. Niehaus and V. Frank Pottow in their individual capacities. Greenhill has an indirect minority, non-controlling interest in the Original General Partner and is entitled to 5% of the profit overrides earned by the Original General Partner in Fund I. The remainder of the profit overrides have been allocated to managing directors and officers of Greenhill.

     The Managing General Partner is controlled by Greenhill. Greenhill recognizes as revenue 100% of the profit override earned by the Managing General Partner on investments made by Fund I in 2004 and thereafter. Approximately one-half of such profit override is allocated as compensation, at the discretion of Greenhill, to Greenhill managing directors and officers involved in the management of Fund I. The commitment period of Fund I terminated on March 31, 2005.

     On March 31, 2005, Greenhill completed the initial closing of Fund II. Total committed capital for Fund II as of this initial closing was $558 million. Greenhill's wholly-owned subsidiary Greenhill Capital Partners, LLC has committed $85 million of the capital raised for Fund II. In addition, Greenhill's managing directors (including all of its executive officers), senior advisors and other professionals have personally committed a further $135 million of capital to Fund II.

     In connection with the initial closing of Fund II, certain subsidiaries of Greenhill and those employees who made capital commitments to Fund II (including all of the executive officers) entered into a series of agreements with Fund II (the "Partnership Agreements"). The principal terms of such Partnership Agreements are as follows. Fund II is advised by a managing general partner which makes investment decisions and is entitled to receive from Fund II an override of 20% of the profits earned by Fund II over a specified threshold on $338 million (the amount of capital committed by outside investors to Fund II) and


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


an override of 10% of the profits earned by Fund II over a specified threshold on $132 million (the amount committed by Greenhill's managing directors, senior advisors and certain other employees to Fund II).

     The managing general partner is controlled by Greenhill. Greenhill recognizes as revenue 100% of the profit override earned by the managing general partner of Fund II on investments made by Fund II. Approximately one-half of such profit override is allocated, at Greenhill's discretion, as compensation to managing directors and other employees of Greenhill involved in the management of Fund II. All limited partners in Fund II (including those who are managing directors or other employees of Greenhill) have agreed to pay during the commitment period an annual management fee to the managing general partner of Fund II equal to 1.5% of the capital committed by such limited partners. The commitment period will terminate on March 31, 2010 unless terminated earlier by the general partner in accordance with the terms of the Partnership Agreements. Upon termination of the commitment period, the annual management fee will be reduced to 1% of the invested capital. No management fee or profit override is payable in respect of the capital committed by Greenhill.

     The Partnership Agreements also provide for the payment by the limited partners of certain expenses incurred by the general partner and for the indemnification of the general partner, its affiliates and their employees under certain circumstances.

     On February 16, 2005, Fund I transferred all of the shares of common stock of Global Signal, Inc. owned by it to a new, wholly-owned subsidiary, GCP SPV1, LLC (the "Borrower"). The Borrower entered into a credit agreement, dated February 16, 2005, with Morgan Stanley Mortgage Capital, Inc., as administrative agent, and certain other lenders named therein. Under the terms of the credit agreement the Borrower borrowed $70 million, secured by 8,383,234 of the 8,422,194 shares of Global Signal Inc. common stock owned by it. Under the terms of a separate recourse agreement, the lenders will have recourse to Greenhill Capital Partners, LLC in the event of fraud or intentional or grossly negligent misrepresentations by the Borrower or the institution of insolvency proceedings by or against the Borrower, Greenhill Capital Partners LLC or Fund
I. Proceeds from the loan were used to fund distributions to Fund I's limited partners, which include executive officers of Greenhill.

Relationship with Barrow Street Capital

     Barrow Street Capital LLC, or Barrow Street Capital, is a real estate merchant banking firm founded in 1997. One of Barrow Street Capital's two managing principals is Robert F. Greenhill, Jr., son of Robert F. Greenhill, the Chairman and Chief Executive Officer of Greenhill. Barrow Street Capital's chairman is Peter C. Krause, and its investment committee is comprised of Robert F. Greenhill, Jr., Nicholas Chermayeff (the other managing principal of Barrow Street Capital), Robert F. Greenhill and Peter C. Krause. Messrs. Greenhill and Krause are each managing directors of Greenhill.

     In 1997, Greenhill, made a capital contribution of $225,000 to Barrow Street Capital's predecessor firm in exchange for a membership interest allocating to Greenhill 50% of the firm's net income or loss and entitling Greenhill to certain veto rights. The remaining 50% economic interest was allocated to the two managing principals of Barrow Street Capital, who were also its other members. Barrow Street Capital purchased Greenhill's membership interest in Barrow Street Capital for an amount in cash equal to Greenhill's proportionate share of Barrow Street Capital's members' equity as of December 31, 2003. Greenhill's proportionate share of Barrow Street Capital's members' equity was $ 0, $561,857, and $229,321 as of December 31, 2004, 2003 and 2002,
respectively, reflecting the initial investment plus cumulative gains and losses as of such dates, less cumulative distributions as of such dates. All gains and losses with respect to this investment were reflected on Greenhill's financial statements for the relevant periods.

     Barrow Street Capital uses, and reimburses us at cost for, a portion of our office space and other facilities. In 2004, 2003 and 2002, we billed Barrow Street Capital $321,203, $283,631 and $264,724, respectively, under these arrangements. In addition, the managing principals and employees of Barrow Street Capital participate in Greenhill's health care plans and pay the associated incremental premiums.


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


     From 1997 through 2002, Barrow Street Capital's revenues were not adequate to cover Barrow Street Capital's operating costs, including reimbursement to us for use of office space and health care insurance premiums. From time to time during that period, Greenhill provided financing to Barrow Street Capital, including to fund operating losses. Beginning in 2003, the management fees earned by Barrow Street Capital from Barrow Street Real Estate Fund II, or BSREF II, together with the management fees and profit overrides from Barrow Street Real Estate Fund, or BSREF, have been sufficient to cover all of the operating costs of Barrow Street Capital. In 2004, Barrow Street Capital repaid in full all amounts owing Greenhill and we do not intend to allow Barrow Street Capital to incur any indebtedness to us in the future. We bill Barrow Street Capital on a quarterly basis for operating costs payable to us. As of December 31, 2004, 2003 and 2002, Barrow Street Capital owed us $49, $234,148 and $660,427, respectively, in connection with these arrangements.

     Robert F. Greenhill, Jr. and Nicholas Chermayeff, the managing principals of Barrow Street Capital, were awarded restricted stock units representing 32,120 shares of common stock each in connection with the initial public offering. They receive no cash or other compensation from Greenhill.

     The Barrow Street Capital Real Estate Funds

     Barrow Street Capital initially invested directly in individual real estate transactions using equity funding provided by Greenhill's managing directors at that time. In 1999, Barrow Street Capital raised its first fund, BSREF, with $20 million of total committed equity capital, $5 million of which was provided by Greenhill's managing directors at that time and the rest of which was provided by unaffiliated outside investors. In 2002, Barrow Street Capital raised a second fund, BSREF II, with $110 million of committed equity capital, of which $14 million was provided by Greenhill's managing directors at that time and most of which was provided by a large U.S. pension fund. Barrow Street Capital is the general partner for BSREF and BSREF II. Greenhill made no investment in either fund, or in any of the investments that were made prior to raising the first fund.

     Barrow Street Capital intends to seek to establish new funds in the future. Greenhill intends to commit $5.0 million to Barrow Street Capital's next fund, BSREF III, with its investment bearing no management fees or profit override. Certain of Greenhill's managing directors also intend to commit capital to such fund. Greenhill's investment would be made on the condition that it will be entitled to receive 25% of any profit overrides earned on the fund in which it invests. Greenhill's managing directors would receive no participation in profit overrides in that fund.

Use of Corporate Aircraft

     Through our wholly-owned subsidiary Greenhill Aviation Co., LLC, we own and operate an airplane that is used by our employees for transportation on business travel and by Robert F. Greenhill and his spouse for transportation on business and personal travel. We bear all costs of operating the aircraft, including the cost of maintaining air and ground crews. We have an aircraft expense policy in place that sets forth guidelines for personal and business use of the airplane. Expenses attributable to the personal use of the airplane by Mr. Greenhill and his spouse are included in his earnings as a taxable fringe benefit in accordance with federal income tax requirements. During the years 2004, 2003 and 2002, expenses of $63,237, $118,831, and $229,650, respectively, were attributable to Mr. Greenhill's personal use of the aircraft, and were consequently included in his earnings each year as a taxable fringe benefit. Effective in November of 2004, Mr. Greenhill will reimburse the company for the actual out of pocket costs associated with the operation of the company's aircraft in connection with the personal use thereof by Mr. Greenhill. As of December 31, 2004, the company estimates that such actual costs (for November and December 2004) were approximately $35,000.

     In addition, employees of Greenhill from time to time use airplanes personally owned by Mr. Greenhill for business travel. In those instances, Mr. Greenhill invoices us for the travel expense on terms we believe are comparable to those we could secure from an independent third party. During the years 2004, 2003 and 2002, we paid $30,994, $10,176, and $184,660, respectively, to an entity controlled by Mr. Greenhill on account of such expenses.


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Use of Hangar Space

     Riversville Aircraft Corporation, an entity controlled by Robert F. Greenhill, uses and reimburses us for a portion of the hangar space we lease at the Westchester County Airport. In 2004 and 2003, Riversville Aircraft Corporation paid us $46,800 and $23,400, respectively, in rent and related costs. Riversville Aircraft Corporation reimburses us for its use of a portion of the hangar space on terms we believe are comparable to those we could secure from an independent third party. During 2001, 2002 and part of 2003, Riversville Aircraft Corporation paid the owner of the hangar space directly for the portion of the hangar space that it used.


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


                          DESCRIPTION OF CAPITAL STOCK

General Matters

     The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and applicable law.

     Our authorized capital stock currently consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.

Common Stock

     There are 30,682,466 shares of common stock currently outstanding.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of liquidation, dissolution or winding up of Greenhill, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. As of March 28, 2005 there are 1,050 holders of record of our common stock.

Preferred Stock

     The Board of Directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Greenhill without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Greenhill has no plans to issue any of the preferred stock.

Voting

     The affirmative vote of a majority of the shares of our capital stock present, in person or by written proxy, at a meeting of stockholders and entitled to vote on the subject matter will be the act of the stockholders.

     Our amended and restated certificate of incorporation may be amended in any manner provided by the Delaware General Corporation Law. The Board of Directors has the power to adopt, amend or repeal our amended and restated bylaws.

Action by Written Consent

     Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the consent to such action in writing is


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


signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

Anti-Takeover Effects of Delaware Law

     Following consummation of this offering, Greenhill will be subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

          o the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status;

          o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

          o on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Greenhill and, accordingly, may discourage attempts to acquire Greenhill even though such a transaction may offer Greenhill's stockholders the opportunity to sell their stock at a price above the prevailing market price.

Limitation of Liability and Indemnification Matters

     Our amended and restated certificate of incorporation provides that a director of Greenhill will not be liable to Greenhill or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our amended and restated certificate of incorporation also provides for indemnification, to the fullest extent permitted by law, by Greenhill of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Greenhill, or at the request of Greenhill, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our amended and restated certificate of incorporation also provides that, to the extent authorized from time to time by our Board of Directors, Greenhill may provide indemnification to any one or more employees and other agents of Greenhill to the extent and effect determined by the Board of Directors to be appropriate and authorized by the Delaware General Corporation Law. Our amended and restated certificate of incorporation also permits us to purchase and maintain insurance for the foregoing and we expect to maintain such insurance.

Listing

     Our common stock is listed on the New York Stock Exchange under the symbol "GHL".

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Wachovia Bank, N.A.


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            CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion describes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock. This discussion applies only to holders that hold shares of our common stock as capital assets.

     This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

     o    certain financial institutions;

     o    insurance companies;

     o    dealers and certain traders in securities;

     o persons holding our common stock as part of a "straddle," "hedge," "conversion" or similar transaction;

     o U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

     o holders that own, or that are deemed to own, more than 5% of our common stock;

     o    certain former citizens or residents of the United States;

     o partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

     o    persons subject to the alternative minimum tax.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Tax Consequences to U.S. Holders

     As used herein, the term "U.S. holder" means a beneficial owner of our common stock that is for United States federal income tax purposes:

     o    a citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

     o an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     Taxation of Distributions on Common Stock

     Distributions paid on our common stock, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. holder and taxable as ordinary income when actually or constructively received. If a distribution exceeds our


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


current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. holder's investment, up to the U.S. holder's tax basis in the common stock. Any remaining excess will be treated as a capital gain. Subject to certain limitations and restrictions, dividends received by corporate U.S. holders will be eligible for the dividends received deduction. Under recently enacted legislation, dividends received by noncorporate U.S. holders on common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

     Sale or Other Disposition of Common Stock

     Gain or loss realized by a U.S. holder on the sale or other disposition of our common stock will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the U.S. holders holding period for the common stock is greater than one year. The amount of the U.S. holder's gain or loss will be equal to the difference between the U.S. holder's tax basis in the common stock disposed of and the amount realized on the disposition.

Tax Consequences to Non-U.S. Holders

     As used herein, the term "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

     o an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

     o    a foreign corporation; or

     o    a foreign estate or trust.

     A non-U.S. holder does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

     Dividends

     Dividends paid by the company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

     The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

     Gain on Disposition of Common Stock

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

     o the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

     o the Company is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is


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          shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

     The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

     Federal Estate Tax

     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

     Information returns may be filed with the IRS in connection with payments of dividends on the common stock and the proceeds from a sale or other disposition of the common stock. A U.S. holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A non-U.S. holder may be subject to United States backup withholding tax on these payments unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person. The amount of any backup withholding from a payment will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This could adversely affect the prevailing market price and our ability to raise equity capital in the future. There are 30,682,466 shares of common stock outstanding. In addition, up to 1,097,666 shares of common stock underlying the restricted stock units may be issued. Of the shares of common stock outstanding, 5,682,466 shares of common stock are currently freely transferable and an additional 4,000,000 shares of common stock will be freely transferable without restriction or further registration under the Securities Act of 1933 after completion of this offering (and if the underwriters exercise their over allotment option in full, 4,600,000).

     The remaining 21,000,000 shares of common stock outstanding will be held by our managing directors and their affiliated entities and will be transferable beginning May 12, 2009, unless Greenhill effects an underwritten public offering to sell these shares as described in "Management--Transfer Rights Agreements". Furthermore, upon a termination of a managing director's employment due to his or her death or disability, such managing director or his or her heirs or estate will be permitted to sell covered shares in compliance with Rule 144, regardless of when such termination of employment occurred. All shares held by our managing directors will also be subject to the underwriters'
lock-up described in "Underwriting"; and               of such shares of common
stock held by Robert F. Greenhill through his affiliated entities, Lord James Blyth and Harvey R. Miller will be eligible for resale pursuant to Rule 144 May 11, 2006 and will not be subject to contractual limitations on resale.

     The remaining 21,000,000 shares of common stock were received at the time of our initial public offering by persons who were members of Greenhill & Co. Holdings, LLC and Greenhill & Co. International LLP and constitute "restricted securities" for purposes of the Securities Act of 1933. As a result, absent registration under the Securities Act of 1933 or compliance with Rule 144 thereunder or an exemption therefrom, such shares of common stock will not be freely transferable to the public. Such shares are also subject to the contractual restrictions on resale set forth in the preceding paragraph.

     We have awarded our directors, managing directors and other employees an aggregate of 1,097,666 restricted stock units. Each restricted stock unit represents the holder's right to receive one share of our common stock or a cash payment equal to the fair market value therefor, at our election, following the applicable vesting date. Awards of restricted stock units to our directors granted upon the directors' initial appointment or election to the board vest in one full year from their grant date. Awards of restricted stock units to our directors granted as compensation for services rendered vest immediately. Awards of restricted stock units to our managing directors and other employees generally vest either ratably over a five year period beginning on the first anniversary of the grant date or do not vest until the fifth anniversary of their grant date, when they vest in full. Shares will be issued in respect of restricted stock units only under the circumstances specified in the applicable award agreements and the equity incentive plan. Assuming all of the conditions to vesting are fulfilled, shares in respect of the 1,097,666 restricted stock units that have been granted as of March 31, 2005 would be issued as follows: 131,434 shares in 2005, 145,592 shares in 2006, 137,195 shares in 2007, 137,195 shares in 2008, 148,311 shares in 2009, and 397,939 shares in 2010. Shares issued to our directors, officers and certain other managing directors at the time of the vesting of any restricted stock units awarded to such persons may, depending on the relationship of such persons to Greenhill at the time of vesting, be subject to resale restrictions under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o 1% of the number of shares of common stock then outstanding (currently approximately 300,000 shares); or

     o the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on the SEC's Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about Greenhill.

     Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of Greenhill and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING

     The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

                          Underwriters                      Number of Shares
    ------------------------------------------------------------------------
    Goldman, Sachs & Co....................................
    UBS Securities LLC.....................................
    Keefe, Bruyette & Woods, Inc...........................
    Wachovia Capital Markets, LLC .........................
                                                           ------------------
        Total..............................................     4,000,000
                                                           ==================

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares.

           Paid by the Selling Stockholders        No Exercise   Full Exercise
-------------------------------------------------------------------------------
Per Share........................................  $             $
Total............................................  $             $

     Shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Each of the company, its directors and officers and the selling stockholders has agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through a date that is not less than one year after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to the shares of common stock underlying any of the restricted stock units received by other employees of the Company. See "Transfer Restrictions" for a discussion of certain transfer restrictions.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Each underwriter has represented, warranted and agreed that; (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has compiled and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

     The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

     The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to person outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

     This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

     The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

     Because the shares are being offered by the Company, a parent of an NASD member, the offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the NASD.

     The underwriters will not be permitted to sell shares in this offering to accounts over which the underwriters exercise discretionary authority without the prior written approval of the customer.

     The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $ .

     The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their respective affiliates have been, from time to time, retained as underwriters for securities offerings of certain portfolio companies in which Greenhill or its affiliates hold minority equity interests and to perform various financial advisory services and may in the future perform investment banking services for the Company, for which they received or will receive customary fees and expenses.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock offered hereby has been passed upon for Greenhill & Co., Inc. by Davis Polk & Wardwell, New York, New York. Ms. Ulrika Ekman, the General Counsel of Greenhill, was a partner of Davis Polk & Wardwell until joining Greenhill in May 2004. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP.


                                    EXPERTS

     The consolidated financial statements of Greenhill as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance on the reports of said firm, given on the authority of said firm as experts in auditing and accounting.

     Except as otherwise indicated, all amounts with respect to the volume, number and market share of mergers and acquisitions transactions and related ranking information included in this prospectus have been derived from information compiled and classified by Thomson Financial.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission or SEC, in Washington, DC. In addition, we have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. For further information with respect to Greenhill and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, and reports, the proxy statement and other information filed with the SEC, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto and reports, the proxy statement and other information filed with the SEC. The registration statement, including the exhibits and schedules thereto, and reports, the proxy statement and other information filed with the SEC, are also available for reading and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                   INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm   F-2

Consolidated Statements of Financial Condition                               F-3

Consolidated Statements of Income                                            F-4

Consolidated Statements of Changes in Members' Equity and Stockholders'
Equity                                                                       F-5

Consolidated Statements of Cash Flows                                        F-6

Notes to Consolidated Financial Statements                                   F-7

Supplemental Financial Information                                          F-21

             Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
     Greenhill & Co., Inc.

     We have audited the accompanying consolidated statements of financial condition of Greenhill & Co., Inc. and subsidiaries (formerly Greenhill & Co. Holdings, LLC and Subsidiaries; the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in members' equity and shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.



                                               /s/ Ernst & Young LLP


New York, New York
January 27, 2005

                     Greenhill & Co., Inc. and Subsidiaries
            (formerly Greenhill & Co. Holdings, LLC and Subsidiaries)
                 Consolidated Statements of Financial Condition
                               As of December 31,

                                                                                        2004               2003
                                                                                   -------------    -------------
Assets
Cash and cash equivalents....................................................      $  60,806,951    $  26,598,643
Securities ..................................................................         52,416,670                -
Financial advisory fees receivable, net of allowance for doubtful accounts of $0.8 million and $1.1 million at December 31, 2004 and 2003,
   respectively..............................................................         25,185,937       16,397,989
Other receivables............................................................          1,062,926          559,673
Taxes receivable.............................................................                  -          438,483
Property and equipment, net..................................................          9,290,877        8,243,141
Investments..................................................................         25,881,674        6,542,925
Due from affiliates..........................................................            135,163          325,771
Other assets.................................................................          2,235,905        1,531,373
                                                                                   -------------    -------------
   Total assets..............................................................      $ 177,016,103    $  60,637,998
                                                                                   =============    =============

Liabilities, Members' Equity and Stockholders' Equity
Compensation payable.........................................................      $  31,788,116    $  11,898,637
Accounts payable and accrued expenses........................................          6,594,997        3,169,294
Taxes payable................................................................          9,444,666        1,640,368
Due to affiliates............................................................          1,445,044                -
Revolving bank loan..........................................................                  -        1,500,000
                                                                                   -------------    -------------
   Total liabilities.........................................................         49,272,823       18,208,299

Minority interest in net assets of affiliate.................................            504,177       10,172,447

Members' equity..............................................................                  -       32,257,252

Common stock, par value $0.01 per share, 100,000,000 shares authorized,
   30,750,000 and 0 shares issued and outstanding as of December 31, 2004
   and 2003, respectively....................................................            307,500                -
Restricted stock units.......................................................          3,396,714                -
Additional paid-in capital...................................................        106,743,051                -
Retained earnings............................................................         15,781,529                -
Accumulated other comprehensive income.......................................          1,222,235
Treasury stock, at cost, par value $0.01 per share; 9,346 and 0 shares as of
   December 31, 2004 and 2003................................................           (211,926)               -
                                                                                   -------------    -------------
Stockholders' equity.........................................................        127,239,103                -
                                                                                   -------------    -------------
   Total liabilities, minority interest, members' equity and stockholders'
     equity..................................................................      $ 177,016,103    $  60,637,998
                                                                                   =============    =============


          See accompanying notes to consolidated financial statements.

                     Greenhill & Co., Inc. and Subsidiaries
            (formerly Greenhill & Co. Holdings, LLC and Subsidiaries)
                        Consolidated Statements of Income
                            Years Ended December 31,

                                                                     2004             2003             2002
                                                                 -------------   --------------   --------------
Revenues
Financial advisory fees...................................       $ 130,906,471   $  121,334,310   $  107,455,218
Merchant banking revenue..................................          20,188,544        4,949,617        4,851,200
Interest income...........................................             758,281          395,299          301,490
                                                                 -------------   --------------   --------------
   Total revenues.........................................         151,853,296      126,679,226      112,607,908
Expenses
Employee compensation and benefits........................          61,446,527       27,093,784       19,476,618
Occupancy and equipment rental............................           5,615,802        4,424,616        3,808,812
Depreciation and amortization.............................           3,467,745        3,419,394        3,429,204
Information services......................................           2,920,466        2,609,188        2,290,431
Professional fees.........................................           4,527,719        2,119,590        2,097,206
Travel related expenses...................................           4,085,453        3,122,068        2,163,504
Other operating expenses..................................           6,281,394        3,229,963        3,529,590
                                                                 -------------   --------------   --------------
   Total expenses.........................................          88,345,106       46,018,603       36,795,365
   Income before tax and minority interest................          63,508,190       80,660,623       75,812,543
Minority interest in net income of affiliate..............           6,487,050       32,223,453       17,648,756
                                                                 -------------   --------------   --------------
   Income before tax......................................          57,021,140       48,437,170       58,163,787
Provision for taxes.......................................          18,705,313        3,036,677          346,737
                                                                 -------------   --------------   --------------
   Net income.............................................       $  38,315,827   $   45,400,493   $   57,817,050
                                                                 =============   ==============   ==============
Average common shares outstanding:
   Basic..................................................          28,780,383              n/a              n/a
   Diluted................................................          28,788,798              n/a              n/a
Earnings per share
   Basic..................................................       $        1.33              n/a              n/a
   Diluted................................................       $        1.33              n/a              n/a
Pro forma average shares outstanding (see Note 16):
   Basic..................................................          28,780,383       25,000,000       25,000,000
   Diluted................................................          28,788,798       25,000,000       25,000,000
Pro forma earnings per share (see Note 16):
   Basic..................................................       $        1.19   $         1.18   $         1.04
   Diluted................................................       $        1.19   $         1.18   $         1.04


          See accompanying notes to consolidated financial statements.

                     Greenhill & Co., Inc. and Subsidiaries
            (formerly Greenhill & Co. Holdings, LLC and Subsidiaries) Consolidated Statement of Changes in Members' Equity and Stockholders' Equity
                            Years Ended December 31,

                                                                      2004             2003              2002
                                                                 --------------   --------------    --------------
Members' equity, beginning of the year........................   $   32,257,252   $   41,672,688    $   52,097,358
   Contributed capital........................................           27,500                -            22,500
   Comprehensive income:
   Net income prior to the Reorganization.....................       13,430,671       45,400,493        57,817,050
   Other comprehensive income:
      Foreign currency translation adjustment.................         (225,490)         854,142           533,092
                                                                 --------------   --------------    --------------
   Comprehensive income.......................................       13,205,181       46,254,635        58,350,142
   Distributions..............................................      (31,223,511)     (55,670,071)      (68,797,312)
   Exchange of members' interests for shares of common stock..      (17,784,148)               -                 -
   Transfer to other comprehensive income.....................         (564,013)               -                 -
   Transfer to retained earnings..............................        4,081,739                -                 -
                                                                 --------------   --------------    --------------
Members' equity, end of the year..............................                -       32,257,252        41,672,688
                                                                 --------------   --------------    --------------
Common stock, par value $0.01
   Common stock, beginning of the year........................                -                -                 -
   Exchange of partnership interests for shares of common
     stock....................................................          250,000                -                 -
   Common stock issued in initial public offering.............           57,500                -                 -
                                                                 --------------   --------------    --------------
Common stock, end of the year.................................          307,500                -                 -
                                                                 --------------   --------------    --------------
Restricted stock units
   Restricted stock units, beginning of the year..............                -                -                 -
   Restricted stock units recognized..........................        3,396,714                -                 -
                                                                 --------------   --------------    --------------
Restricted stock units, end of the year.......................        3,396,714                -                 -
                                                                 --------------   --------------    --------------
Additional paid-in capital
   Additional paid-in capital, beginning of the year..........                -                -                 -
   Exchange of partnership interests for shares of common
     stock....................................................       17,534,148                -                 -
   Initial public offering of common stock....................       89,208,903                -                 -
                                                                 --------------   --------------    --------------
Additional paid-in capital, end of the year...................      106,743,051                -                 -
                                                                 --------------   --------------    --------------
Retained earnings
   Retained earnings, beginning of the year...................                -                -                 -
   Transfer from members' equity..............................       (4,081,739)               -                 -
   Dividends..................................................       (5,021,888)               -                 -
   Net income subsequent to the Reorganization................       24,885,156                -                 -
                                                                 --------------   --------------    --------------
Retained earnings, end of the year............................       15,781,529                -                 -
                                                                 --------------   --------------    --------------
Other comprehensive income
   Other comprehensive income, beginning of the year..........                -                -                 -
   Transfer from members' equity..............................          564,013                -                 -
   Currency translation adjustment............................          658,222                -                 -
                                                                 --------------   --------------    --------------
Other comprehensive income, end of the year...................        1,222,235                -                 -
                                                                 --------------   --------------    --------------
Treasury Stock, at cost, par value $0.01 per share
   Treasury stock, beginning of the year......................                -                -                 -
   Repurchased................................................         (211,926)               -                 -
   Treasury stock, end of the year............................         (211,926)               -                 -
                                                                 --------------   --------------    --------------
Total members' equity and stockholders' equity................   $ 127,239,103    $   32,257,252    $   41,672,688
                                                                 ==============   ==============    ==============


          See accompanying notes to consolidated financial statements.

                     Greenhill & Co., Inc. and Subsidiaries
            (formerly Greenhill & Co. Holdings, LLC and Subsidiaries)
                       Consolidated Statements Cash Flows
                            Years Ended December 31,

                                                                                    2004            2003            2002
                                                                                -------------   -------------   -------------
Operating activities:
Net income...............................................................       $  38,315,827   $  45,400,493   $  57,817,050
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash items included in net income:
   Depreciation and amortization.........................................           3,467,745       3,419,394       3,429,204
   Unrealized (gains) losses on investments..............................         (15,668,245)            780        (145,918)
   Restricted stock units recognized.....................................           3,396,714               -               -
   Deferred taxes .......................................................           1,917,175               -               -
Changes in operating assets and liabilities:
   Financial advisory fees receivable....................................          (8,787,948)     14,105,088        (550,232)
   Due from affiliates...................................................             190,608         550,369        (107,573)
   Taxes receivable......................................................             438,483       1,523,497       2,047,253
   Other receivables.....................................................            (503,253)        973,480          (6,089)
   Other assets..........................................................           1,446,666      (1,522,063)         53,861
   Compensation payable..................................................          19,889,479       1,577,670     (22,579,464)
   Accounts payable and accrued expenses.................................           3,323,067         377,763      (1,680,593)
   Minority interest in net assets of affiliate..........................          (9,668,270)      2,414,018       7,758,429
   Due to affiliates.....................................................           1,445,044               -               -
   Taxes payable.........................................................           3,682,591         390,368         392,888
                                                                                -------------   -------------   -------------
      Net cash provided by operating activities..........................          42,885,683      69,210,857      46,428,816
Investing activities:
Purchases of investments.................................................         (11,583,004)     (6,711,610)        (27,659)
Distributions from investments...........................................           7,912,500         482,483               -
Proceeds from restructuring of GCI.......................................                   -               -         727,300
Purchases of securities..................................................        (105,040,631)              -               -
Sale or maturity of securities...........................................          52,623,961               -               -
Purchases of property and equipment......................................          (4,373,874)       (924,117)       (722,445)
                                                                                -------------   -------------   -------------
   Net cash used in investing activities.................................         (60,461,048)     (7,153,244)        (22,804)
Financing activities:
Proceeds of revolving bank debt..........................................          14,500,000       1,500,000               -
Repayment of revolving bank debt.........................................         (16,000,000)              -               -
Capital contributions....................................................              27,500               -          22,500
Dividends paid...........................................................          (4,919,252)              -               -
Capital distributions....................................................         (31,223,511)    (55,670,071)    (68,797,312)
Proceeds from the issuance of common stock...............................          89,266,403               -               -
Purchase of treasury stock...............................................            (211,926)              -               -
                                                                                -------------   -------------   -------------
   Cash provided by (used in) financing activities.......................          51,439,214     (54,170,071)    (68,774,812)
                                                                                -------------   -------------   -------------
Effect of exchange rate changes on cash and cash equivalents.............             344,459         772,028         422,863
                                                                                -------------   -------------   -------------
Net increase (decrease) in cash and cash equivalents.....................          34,208,308       8,659,570     (21,945,937)
Cash and cash equivalents, beginning of year.............................          26,598,643      17,939,073      39,885,010
                                                                                -------------   -------------   -------------
Cash and cash equivalents, end of year...................................       $  60,806,951   $  26,598,643   $  17,939,073
Supplemental disclosure of cash flow information:
Cash paid for interest...................................................       $     172,422   $           -   $           -
                                                                                -------------   -------------   -------------
Cash paid (received) for taxes, net of refunds...........................       $  12,804,875   $   1,238,770   $     329,954


          See accompanying notes to consolidated financial statements.

                     Greenhill & Co., Inc. and Subsidiaries
            (formerly Greenhill & Co. Holdings, LLC and Subsidiaries)
                   Notes to Consolidated Financial Statements


Note 1 - Organization

     Effective May 11, 2004 (the "Reorganization Date"), Greenhill & Co. Holdings, LLC ("Holdings"), a New York limited liability company, merged with Greenhill & Co., Inc., a Delaware corporation (the merger and the other related transactions effected by Holdings and its affiliates in anticipation of the initial public offering are referred to collectively as the "Reorganization"). The surviving corporation in the merger, Greenhill & Co., Inc., completed its initial public offering on the same day. In the offering, Greenhill & Co., Inc, issued 5,750,000 shares of common stock and received net proceeds of $89 million. Greenhill & Co., Inc. (formerly Holdings), together with its subsidiaries (collectively, the "Company"), is an independent investment banking firm. The Company has clients located throughout the world, with offices located in New York, London and Frankfurt.

     The Company's activities as an investment banking firm constitute a single business segment, with two principal sources of revenue:

     o Financial advisory, which includes advice on mergers, acquisitions, restructurings and similar corporate finance matters; and

     o Merchant banking, which includes the management of outside capital invested in the Company's merchant banking fund, Greenhill Capital Partners ("GCP"), and the Company's principal investments in such fund.

     The Company's U.S. and international wholly-owned subsidiaries include Greenhill & Co., LLC ("G&Co"), Greenhill Capital Partners, LLC ("GCPLLC") (formerly Greenhill Fund Management Co., LLC), Greenhill Aviation Co., LLC ("GAC") and Greenhill & Co. Europe Limited ("GCE").

     G&Co is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is registered with the National Association of Securities Dealers, Inc. G&Co is engaged in the investment banking business principally in North America.

     GCE is a U.K. based holding company. GCE controls Greenhill & Co. International LLP ("GCI"), through its controlling membership interest. GCI is engaged in investment banking activities, principally in Europe, and is subject to regulation by the U.K. Financial Services Authority ("FSA").

     GCPLLC is a registered investment adviser under the Investment Advisers Act of 1940. GCPLLC provides investment advisory services to GCP, our private equity funds that invest in parallel in a diversified portfolio of private equity and equity related investments. The majority of the investors in GCP are third parties. However, the Company and its employees have also made investments in GCP.

     GAC owns and operates an aircraft, which is used for the exclusive benefit of the Company's employees and their immediate family members.

     Effective as of January 1, 2002, the then current members of G&Co, a New York limited liability company, transferred all of their limited liability company membership interests in G&Co to Holdings in exchange for the same percentage limited liability company membership interests in Holdings. Immediately thereafter, G&Co, the sole equity member of each of Greenhill Fund Management Co., LLC, GAC and GCE, transferred to Holdings its limited liability company membership interests in each of Greenhill Fund Management Co., GAC and GCE, and as a result, Greenhill Fund Management Co., LLC, GAC and GCE became wholly-owned subsidiaries of Holdings.

Note 2 - Summary of Significant Accounting Policies

   Basis of Financial Information

     These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions regarding future events that affect the amounts reported in our financial statements and these footnotes, including investment valuations, compensation accruals and other matters. Management believes that the estimates used in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ materially from those estimates.

     The consolidated financial statements of the Company include all consolidated accounts of Greenhill & Co., Inc. (formerly Holdings) and all other entities in which the Company has a controlling interest, including GCI, after eliminations of all significant inter-company accounts and transactions. The Company adopted the revised Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46-R"), "Consolidation of Variable Interest Entities", in the first quarter of 2004. FIN 46-R defines variable interests and specifies the circumstances under which the consolidation of entities is required. The adoption of FIN 46-R did not have a material impact on the Company financial position or results of operations. The adoption requires the Company to consolidate GCP Managing Partner, L.P., the managing general partner of GCP. GCP Managing Partner, L.P. is responsible for managing GCP's investments, subject to the approval of GCP, L.P., the other general partner of GCP, with respect to the sale or other disposition of GCP investments made prior to December 31, 2003. The Company does not consolidate GCP since the Company, through its general partner and limited partner interests, does not have a majority of the economic interest in GCP. Also, GCP Managing Partner, L.P. is subject to removal by a simple majority of unaffiliated third-party investors of GCP.

   Minority Interest

     The interests in GCI held directly by the U.K. Managing Directors, prior to the Reorganization, were represented as minority interests in the accompanying consolidated financial statements.

     The interests in GCP Managing Partner, L.P. held directly by various Managing Directors of the Company are represented as minority interests in the accompanying consolidated financial statements.

   Revenue Recognition

     Financial Advisory Fees

     The Company recognizes advisory fee revenue when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered.

     The Company's clients reimburse certain expenses incurred by the Company in the conduct of financial advisory engagements. Expenses are reported net of such client reimbursements. Client reimbursements totaled $3.0 million, $2.6 million and $4.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     Merchant Banking Revenues

     Merchant banking revenue consists of (i) management fees on the Company's merchant banking activities, (ii) gains (or losses) on investments in the Company's investment in merchant banking funds and other principal investment activities, and (iii) merchant banking profit overrides.

     Management fees earned from the Company's merchant banking activities are recognized over the period of related service.

     The Company recognizes revenue on investments in its merchant banking funds based on its allocable share of realized and unrealized gains (or losses) reported by such investments.

     The Company recognizes merchant banking overrides when certain financial returns are achieved over the life of the fund. Overrides are calculated as a percentage of the profits earned by each fund. Future losses (if any) in the value of the fund's investments may require amounts previously recognized as overrides to be adjusted downward. Accordingly, merchant banking overrides are recognized as revenue only after material contingencies have been resolved. See "Note 3 - Investments" for further discussion of the GCP revenues recognized.

   Investments

     The Company's investments in merchant banking funds are recorded at estimated fair value based upon the Company's proportionate share of the changes in the fair value of the underlying merchant banking fund's net assets. Investments primarily include investments in GCP.

   Members' Equity

     Prior to the Reorganization, the Company operated as a limited liability company, and payments made to its Members were distributions of Members' equity rather than compensation expense. The Senior Executive Profit Sharing Agreement ("SEPA") dated as of January 1, 2002, as amended as of January 1, 2004, specified the manner of allocation of global operating income and provided for distributions to the Members (including the limited liability partnership interests owned by the U.K. Managing Directors represented as minority interests). The governance of the Company was set forth in the Operating Agreement of Greenhill & Co. Holdings, LLC dated as of January 1, 2002. Both the SEPA and the Operating Agreement terminated on the Reorganization Date.

     Through the SEPA and other operating agreements, the U.S. and U.K. members operated under common governance and economic participation. However, these consolidated financial statements present the entity's legal form, and as such, the interests held by the U.K. Members directly in GCI were recorded as minority interest for the periods prior to the Reorganization.

     Distributions related to the global operating income earned prior to the Reorganization were principally made on or before the Reorganization Date. See "Note 7 - Members' and Stockholders' Equity" for further discussion of the distributions to Members.

   Restricted Stock Units

     In accordance with the fair value method prescribed by FASB Statement No. 123, "Accounting for Stock-Based Compensation", restricted stock units with future service requirements are recorded as compensation expense generally over a five-year service period following the date of grant. As the Company expenses the awards, the restricted stock units recognized are recorded within stockholders' equity. The Company records dividend equivalents in stockholders' equity on outstanding restricted stock units that are expected to vest.

   Earnings per Share

     The Company calculates earnings per share ("EPS") in accordance with FASB Statement No. 128, "Earnings per Share." Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Common shares outstanding comprises (i) the 25,000,000 shares issued in connection with the Reorganization as if such issuance had occurred on January 1, 2004, (ii) the 5,750,000 shares issued in conjunction with the initial public offering and (iii) the restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock, less the 9,346 shares of treasury stock purchased by the Company. Diluted EPS includes the determinants of basic EPS plus the dilutive effect of the common stock deliverable pursuant to restricted stock units for which future service is required as a condition to the delivery of the underlying common stock.

   Property and Equipment

     Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by an accelerated method over the life of the assets, which range from three to seven years. Amortization of leasehold improvements is computed by the straight-line method over the lesser of the life of the asset or the term of the lease.

   Provision for Taxes

     After the Reorganization, the Company accounts for taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company's deferred tax assets and liabilities are presented as a component of other assets and taxes payable, respectively, on the consolidated statements of financial condition.

     Prior to the Reorganization, the Company was primarily subject to local unincorporated business tax on business conducted in New York City, and income tax on current income realized by certain foreign subsidiaries. After the Reorganization, the Company is subject to U.S. federal, foreign, state and local taxes as a C corporation at the applicable tax rates.

   Foreign Currency Translation

     Foreign currency assets and liabilities have been translated at rates of exchange prevailing at the end of the periods presented. Income and expenses transacted in foreign currency have been translated at average monthly exchange rates during the period. Translation gains and losses are included in the foreign currency translation adjustment included as a component of other comprehensive income in the consolidated statement of changes in members' equity.

   Cash Equivalents

     The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents. At December 31, 2004 and 2003, the carrying value of the Company's financial instruments approximated fair value.

     Securities

     Securities represents auction rate securities held by the Company which are treated as available for sale securities under FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Auction rate securities have legal maturities in excess of 20 years when issued, but have periodic interest rate resets. The Company has a highly diversified portfolio of AAA rated variable rate securities which generally provide liquidity at par every seven, twenty-eight or thirty-five days. At December 31, 2004, the carrying value approximated fair value and the coupon rates ranged from 1.72% to 1.96%.

     Accounting Developments

     In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. The Company must adopt Statement 123(R) no later than July 1, 2005, with early adoption permitted. We adopted Statement 123(R) as of January 1, 2005, and it did not have a material effect on the Company's accounting for restricted stock units in its financial statements.

Note 3 - Investments

   GCP

     The Company records its investments in GCP at estimated fair value as determined by GCP. Investments are initially carried at cost as an approximation of fair value. The carrying value of such investments is reevaluated, and if necessary, adjusted at each reporting period. Public investments are valued using quoted market prices discounted for any restrictions on sale. Privately held investments are carried at estimated fair value as determined by the general partner after giving consideration to the cost of the security, the pricing of other private placements of the portfolio company, the price of securities of other companies comparable to the portfolio company, purchase multiples paid in other comparable third-party transactions, the original purchase price multiple, market conditions, liquidity, operating results and other financial data.

     With respect to all investments made by GCP after January 1, 2004, the profit overrides earned by GCP Managing Partner, L.P., for such GCP investments, will be consolidated by the Company, and 50% of such overrides will be allocated as compensation expense to the individual employees of the Company involved in managing GCP. The employees of the Company, through their direct interest in GCP, L.P., have the right to receive substantially all of the profit overrides for GCP investments made prior to 2004. See "Note 2 - Summary of Significant Accounting Policies" for the consolidation policy of GCP Managing Partner, LP.

     Summarized financial information for the combined GCP funds, in their entirety, are as follows:

                                                            As of December 31,
                                                       -------------------------
                                                           2004         2003
                                                       -----------   -----------
                                                             (in thousands)
Portfolio Investments..............................    $   552,948   $   189,371
Total Assets.......................................        556,082       221,653
Total Liabilities..................................         13,007            88
Partners' Capital..................................        543,075       221,565


                                                    Years Ended December 31,
                                               --------------------------------
                                                 2004        2003        2002
                                               ---------   --------    --------
                                                        (in thousands)
Net unrealized gain (loss) on investments...   $ 368,330   $ 16,855    $ (2,755)
Net realized gain (loss) on investments.....       9,486    (11,763)        254
Investment income...........................       5,936        837         716
Expenses....................................       4,937      4,777       5,139
                                               ---------   --------    --------
Net income (loss)...........................     378,815      1,152      (6,924)
                                               ---------   --------    --------

     A significant portion of the net unrealized gain on investment in GCP in 2004 was attributable to an increase in the fair value of GCP's investment in a publicly traded security. This security represents 40% of GCP's total investment portfolio at fair value at December 31, 2004. At December 31, 2004, GCP's portfolio of investments at fair value by industry was as follows: telecommunications (which includes the security referred to above) 40%; energy 30%; financial services 29%; and other 1%.

     The Company's Merchant Banking revenue, by source, are as follows:

                                                                             Years Ended December 31,
                                                                      -----------------------------------
                                                                        2004          2003         2002
                                                                      --------      --------     --------
                                                                                (in thousands)
Management fees..................................................     $  4,521      $  4,950     $  4,705
Net realized and unrealized gains (losses) on investments........       11,305            (1)         146
Merchant banking overrides.......................................        4,100             -            -
Other unrealized investment income...............................          263             -            -
Merchant banking revenue.........................................     $ 20,189      $  4,949     $  4,851
                                                                      --------      --------     --------

     The carrying value of the Company's investments are as follows:

                                                    As of December 31,
                                                 ------------------------
                                                    2004           2003
                                                 ---------      ---------
                                                      (in thousands)
Investment in GCP...........................     $  20,669      $   5,855
Investment in GCP, L.P......................         4,370            126
Investment in Barrow Street                              -            562
Other investments...........................           843              -
                                                 ---------      ---------
Investments.................................     $  25,882      $   6,543
                                                 ---------      ---------

     At December 31, 2004, included in investment in GCP is $0.5 million related to the interests in GCP Managing Partner, L.P. held directly by various Managing Directors. The investment is GCP, L.P. represents the Company's equity interest in GCP, L.P. along with the Company's share of the overrides. The remaining equity interest in GCP, L.P. is owned directly by individual employees of the Company. In 2004, GCP LLC was granted stock options as a transaction fee from a GCP portfolio company. The options were converted to common stock and are included above in other investments at December 31, 2004.

     In 2004, the Company funded $8.0 million of its outstanding commitment as part of capital calls made by GCP and received $4.0 million in refunded capital calls from GCP, which are callable again, resulting in unfunded commitments to GCP at December 31, 2004 of $16.4 million. The remaining commitments will be funded as required through June 2005, the end of GCP's investment period, unless the investment period is extended by the managing general partner for up to a two year period in accordance with the partnership agreement.

   Barrow Street

     In April 2004, the Company sold its interest in Barrow Street Capital LLC ("Barrow Street") , a real estate investment management company (see Note 4), to the controlling parties of Barrow Street for the carrying value of $0.4 million. Prior to April 2004, the Company had a 50% member interest in Barrow Street. Barrow Street was formed to act as the managing member, investment advisor and general partner in various real estate ventures. The Company did not have control of Barrow Street, as the Company did not have a majority voting or economic interest. The Company had veto rights over most significant management and investment decisions with respect to Barrow Street, although the Company could not force a management change. In March 2004, the Company received a distribution of $0.2 million from Barrow Street. For the years ended December 31, 2003 and 2002, merchant banking revenue included gains related to the Company's investment in Barrow Street of $0.4 million and $0.1 million, respectively. There were no merchant banking revenues from Barrow Street for the year ended December 31, 2004.

Note 4 - Related Parties

     At December 31, 2004 and 2003, the Company had a receivable of $0.1 million and $0.1 million, respectively, due from GCP relating to expense reimbursements, which is included in due from affiliates.

     Included in expenses for the years ended December 31, 2004, 2003 and 2002, are reimbursements of $0.3 million per year for office space sublet by Barrow Street and reimbursements for the use of the Company's other facilities and participation in the Company's health care plans. At December 31, 2003, the Company had $0.2 million in rent and leasehold improvement receivables for office space sublet to

Barrow Street and other obligations incurred by Barrow Street, which were included in due from affiliates. There were no rent and leasehold improvement receivables from Barrow Street at December 31, 2004.

     In addition, during 2004, 2003 and 2002, the Company paid $30,994, $10,176 and $184,660, respectively, for the use of an aircraft owned by an executive of the Company. Included in occupancy and equipment rental expense for the years ended December 31, 2004 and 2003, are rent reimbursements of $46,800 and $23,400, respectively, for airplane and office space sublet by a firm owned by an executive of the Company.

     Included in compensation and benefits for the year ended December 31, 2004, is $0.6 million related to the vesting of restricted stock units granted to the controlling parties of Barrow Street as part of the Company's initial public offering.

     Due to affiliates at December 31, 2004 represents undistributed earnings to the U.K. members of GCI from the period prior to the Reorganization. The balance due to the U.K. members at the Reorganization Date of $1.4 million was recorded in minority interest as a distribution.

Note 5 - Property and Equipment

     Property and Equipment consist of the following:

                                                           As of December 31,
                                                        -----------------------
                                                          2004          2003
                                                        ---------     ---------
                                                             (in thousands)
Aircraft............................................    $  16,328     $  16,271
Equipment...........................................        5,048         4,545
Furniture and fixtures..............................        3,054         2,357
Leasehold improvements..............................       10,042         6,925
                                                        ---------     ---------
                                                           34,472        30,098
Less accumulated depreciation and amortization......      (25,181)      (21,855)
                                                        ---------     ---------
                                                        $   9,291     $   8,243
                                                        =========     =========

Note 6 - Revolving Bank Loan Facility

     On December 31, 2003, the Company obtained from a U.S. commercial bank an unsecured $16,000,000 revolving loan facility to provide for working capital needs, facilitate the funding of short-term investments and other general corporate purposes. Interest on borrowings is based on LIBOR plus 2.50% or, at the Company's option, the prime rate. Generally, interest is payable monthly. The revolving bank loan facility matures on June 30, 2005. In addition, at least annually, the Company must repay all loans borrowed under the facility, and it may not borrow again under the facility for a 30-day period following repayment.

     At December 31, 2003, there were borrowings of $1.5 million against the facility outstanding, maturing within one year. During the first quarter of 2004, an additional $14.5 million in borrowings were drawn against the facility. In May 2004, the $16.0 million of borrowings against the facility were repaid with a portion of the proceeds from the Company's initial public offering, and there were no borrowings outstanding at December 31, 2004. For the year ended December 31, 2004, there was $0.2 million of interest expense on the borrowings. At December 31, 2004 and 2003, a loan fee for the revolving bank loan facility of $26,667 and $80,000 is included in other assets. The loan fee is amortized ratably over the life of the facility.

Note 7 - Members' and Stockholders' Equity

     On the Reorganization Date, the Company converted from a limited liability company to a corporation and completed its initial public offering. In that offering, the Company sold 5,750,000 shares of common stock, and received net proceeds of $89 million. In addition, the Company exchanged the limited liability company interests for 25,000,000 shares of common stock.

     Dividends declared per common share were $0.16 in 2004. Dividend equivalents of $0.1 million were recorded in 2004 on the restricted stock units that are expected to vest. Additionally, in January 2005, the Board of Directors of the Company declared a quarterly dividend of $0.10 per share. The dividend will be payable on March 15, 2005 to the common stockholders of record on February 15, 2005.

     During 2004, the Company repurchased 9,346 shares of its common stock at an average price of $22.68. The Company's Board of Directors has authorized the additional repurchase of up to $9.8 million of common stock.

     Prior to the Reorganization Date, the members of Holdings were not employees of the Company. Holdings, prior to the Reorganization Date, distributed current profits, net of amounts retained for working capital, investments and other corporate purposes, to its members on a regular basis.

     On or before the Reorganization Date, the Company made cash distributions to its members related to the global operating income earned prior to the Reorganization. Upon the Reorganization, amounts paid to the former members of Holdings and the U.K. Managing Directors are recorded as compensation expense.

Note 8 - Earnings Per Share

     The computations of basic and diluted EPS are set forth below for the year ended December 31, 2004:

                                                                                            For the Year Ended
                                                                                            December 31, 2004
                                                                                            ------------------
                                                                                              (in thousands,
                                                                                             except per share
                                                                                                 amounts)
Numerator for basic and diluted EPS - net income available to common stockholders..........  $       38,316
                                                                                            ==================
Denominator for basic EPS - weighted average number of common shares.......................          28,780
Effect of dilutive securities
Restricted stock units.....................................................................               9
                                                                                            ------------------
Denominator for diluted EPS - weighted average number of common shares and dilutive
   potential common shares.................................................................  $       28,789
                                                                                            ==================
Earnings per share:
Basic......................................................................................  $         1.33
Diluted....................................................................................  $         1.33

     Prior to the Reorganization, the Company was a limited liability company. As a limited liability company it did not have stockholders, and accordingly, no earnings per share information can be provided.

Note 9 - Retirement Plan

     In the U.S., the Company sponsors a qualified defined contribution plan (the "Retirement Plan") covering all eligible employees of G&Co. and GCP. Employees must be 21 years old to be eligible to participate. The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and employer discretionary profit sharing contributions, subject to statutory limits. Participants may contribute up to 50% of eligible compensation, as defined. The Company provides matching contributions up to $1,000 per employee. The Company incurred costs of $0.4 million, $0.3 million and $0.3 million for contributions to the Retirement Plan for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, compensation payable included $0.4 million and $0.3 million, respectively, related to contributions to the Retirement Plan.

     GCI also operates a defined contribution pension fund for its employees. The assets of the pension fund are held separately in an independently administered fund. GCI incurred costs of approximately $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2003, compensation payable included $0.1 million related to UK pension fund contributions.

Note 10 - Restricted Stock Units

     The Company has adopted an equity incentive plan to motivate its employees and allow them to participate in the ownership of its stock. Under the Company's plan restricted stock units, which represent a right to a future payment equal to one share of common stock, may be awarded to employees, directors and certain other non-employees as selected by the Compensation Committee. Awards granted under the plan in 2004 generally vest ratably over a five year period beginning on the first anniversary of the grant date. To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is accrued.

     In 2004, the Company issued restricted stock units to employees under the equity incentive plan, primarily in connection with its initial public offering and compensation agreements for new hires. Of the total restricted stock units outstanding as of December 31, 2004, 651,188 units were unvested and require future service as a condition for the delivery of the underlying shares of common stock, and 7,639 units were vested and do not require future service. In 2004, the Company recognized compensation expense of $3.6 million related to the restricted stock units. At December 31, 2004, accounts payable and accrued expenses included $0.1 million for unpaid dividend equivalents on the restricted stock units.

     The activity related to the restricted stock units is set forth below:

                                                             Restricted Stock
                                                            Units Outstanding
                                                            -----------------
Outstanding, January 1, 2004............................                -
Granted.................................................          722,876
Forfeited...............................................          (64,049)
                                                            -----------------
Outstanding, December 31, 2004..........................          658,827

Note 11 - Commitments

     The Company has entered into certain leases for office space under non-cancelable operating lease agreements that expire on various dates through 2013. The Company has also entered into various operating leases, which are used to obtain office equipment. Under an operating lease for office space, a third party owes the Company a portion of the monthly lease payment. Over the remaining life of this lease, the third party owes the Company approximately $1.7 million. This receivable is secured with a letter of credit issued on behalf of the third party in the amount of $1 million.

     As of December 31, 2004, the approximate aggregate minimum future rental payments required were as follows:

2005.......................................................      $   4,779,000
2006.......................................................          4,757,000
2007.......................................................          4,504,000
2008.......................................................          4,327,000
2009.......................................................          4,195,000
Thereafter.................................................          3,923,000
                                                                 --------------
Total......................................................      $  26,485,000
                                                                 ==============

     Net rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $4.4 million, $3.4 million and $3.2 million, respectively.

     Diversified U.S. financial institutions issued three unsecured letters of credit on behalf of the Company in the amounts totaling of $3.7 million at both December 31, 2004 and 2003 for the benefit of a lessor. At December 31, 2004 and 2003, no amounts had been drawn under any of the letters of credit.

     At December 31, 2004, the Company has commitments to invest up to $16.4 million in GCP. These commitments primarily will be funded as required through June 2005, the end of GCP's investment period, unless the investment period is extended by the managing general partner for up to a two year period in accordance with the partnership agreement.

Note 12 - Income Taxes

     Prior to the Reorganization, the Company was not subject to U.S. federal or state income taxes, and GCI, as a limited liability partnership, was generally not subject to U.K. income taxes. However, the Company was subject to the 4.0% New York City Unincorporated Business Tax on its U.S. earnings. In addition, certain non-U.S. subsidiaries of the Company were subject to income taxes in their local jurisdictions. After the Reorganization, the Company is no longer subject to New York City Unincorporated Business Tax, but it is subject to federal, foreign, state and local corporate income taxes.

     The components of the provision for income taxes reflected on the consolidated statements of earnings are set forth below:


                                                     Years Ended December 31,
                                                --------------------------------
                                                   2004        2003       2002
                                                --------   ---------   ---------
                                                         (in thousands)
Current taxes:
   U.S. federal.............................       5,942           -          -
   State and local..........................       4,817       1,445      2,327
   Non-U.S..................................       6,029       1,592     (1,980)
                                                --------   ---------   ---------
      Total current tax expense.............      16,788       3,037        347
Deferred taxes:
   U.S. federal.............................       3,142           -          -
   State and local..........................        (569)          -          -
   Non-U.S..................................        (656)          -          -
                                                --------   ---------   ---------
      Total deferred tax expense............       1,917           -          -
                                                --------   ---------   ---------
Total tax expense...........................    $ 18,705    $  3,037   $    347
                                                ========   =========   =========

     Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. In connection with the Reorganization, the Company recognized a net deferred tax liability of $0.3 million primarily related to the valuation of net deferred tax liabilities recorded in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Significant components of the Company's net deferred tax assets and liabilities are set forth below:

                                                            As of December 31,
                                                          ---------------------
                                                            2004         2003
                                                          --------    ---------
                                                              (in thousands)
Deferred tax assets:
Compensation and benefits............................     $  1,690    $      -
Depreciation and amortization........................          515           -
                                                          --------    ---------
Total deferred tax assets............................        2,205           -
                                                          --------    ---------
Deferred tax liabilities:
Unrealized gain on investments.......................        4,122           -
                                                          --------    ---------
Total deferred tax liabilities.......................        4,122           -
                                                          --------    ---------
Net deferred tax liability...........................     $  1,917    $      -
                                                          ========    =========

     A reconciliation of the statutory U.S. federal income tax rate of 35% to the Company's effective income tax rate is set forth below:

                                                                                 Year Ended December 31,
                                                                             ------------------------------
                                                                              2004        2003         2002
                                                                             ------      -----        -----
U.S. statutory tax rate                                                        35.0%      35.0%        35.0%
Increase related to state and local taxes, net of U.S. income tax               4.5        1.8          3.1
                                                                             ------      -----        -----
Rate before one-time events                                                    39.5       36.8         38.1
Rate benefit for period as a limited liability company                        (12.4)     (35.0)       (35.0)
Foreign taxes                                                                   2.4        2.0         (2.6)
Recognition of deferred tax liability upon the change in tax status             0.5        -            -
Other                                                                          (0.5)       -            -
                                                                             ------      -----        -----
Effective income tax rate                                                      29.5%       3.8%         0.5%
                                                                             ======      =====        =====


     The Company's effective tax rate includes a rate benefit attributable to the fact that the Company generally was not subject to corporate taxes on its earnings prior to the Reorganization.

     For the years ended December 31, 2003 and 2002, the Company's provision for taxes related to local income taxes.

Note 13 - Regulatory Requirements

     Certain subsidiaries of the Company are subject to various regulatory requirements in the United States and United Kingdom, which specify, among other requirements, minimum net capital requirements for registered broker-dealers.

     G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2004 and 2003, G&Co's net capital was $20.1 million and $7.8 million, respectively, which exceeded its requirement by $18.6 million and $7.1 million, respectively. G&Co's aggregate indebtedness to net capital ratio was
1.13 to 1 and 1.22 to 1 at December 31, 2004 and 2003, respectively. Certain advances, distributions and other capital withdrawals of G&Co are subject to certain notifications and restrictive provisions of the Rule.

     GCI is subject to capital requirements of the FSA. As of December 31, 2004 and 2003, GCI was in compliance with its local capital adequacy requirements.

     In addition, GCP LLC is a registered investments advisor and is subject to oversight by the Securities and Exchange Commission.

Note 14 - Business Information

     The Company's activities as an investment banking firm constitute a single business segment, with two principal sources of revenue:

     o Financial advisory, which includes advice on mergers, acquisitions, restructuring and similar corporate finance matters; and

     o Merchant banking, which includes the management of outside capital invested in GCP and the Company's principal investments in such fund.

     The Company has principally earned its revenues from advisory fees earned from clients in large part upon the successful completion of the client's transaction or restructuring. Financial advisory revenues represented approximately 86%, 96% and 95%, of the Company's total revenues for the years ended December 31, 2004, 2003 and 2002 respectively.

     The Company had separate clients in 2004 and 2003 which comprised 10% and 17% of total revenue, respectively. The Company's revenues attributable to these clients related to an engagement similar in nature to all of the Company's other advisory engagements.

     The Company's financial advisory and merchant banking activities are closely aligned and have similar economic characteristics. Generally, the Company's professionals and employees are treated as a common pool of available resources and the related compensation and other Company costs are not directly attributable to either particular revenue source. In reporting to management, the Company distinguishes the sources of its investment banking revenues between financial advisory and merchant banking. However, management does not evaluate other financial data or operating results such as operating expenses, profit and loss or assets by its financial advisory and merchant banking activities.

     Since the financial markets are global in nature, the Company generally manages its business based on the operating results of the enterprise taken as whole, not by geographic region. The Company's investment banking activities are conducted out of its offices in New York, London and Frankfurt. For reporting purposes, the geographic regions are the locations in which the Company retains its employees, the United States and Europe.

     The following table presents information about the Company by geographic region, after elimination of all significant inter-company accounts and transactions:

                                                         As of or for the Years Ended December 31,
                                                         -----------------------------------------
                                                            2004          2003           2002
                                                         ----------    ----------    -------------
                                                                     (in thousands)
Total Revenues
   United States....................................      $  95,332     $  76,484     $  84,080
   Europe...........................................         56,521        50,195        28,528
                                                          ---------     ---------     ---------
   Total............................................      $ 151,853     $ 126,679     $ 112,608
                                                          =========     =========     =========
Income before Minority Interest and Tax
   United States....................................      $  38,894     $  43,054     $  57,868
   Europe...........................................         24,614        37,607        17,945
                                                          ---------     ---------     ---------
   Total............................................      $  63,508     $  80,661     $  75,813
                                                          =========     =========     =========
Total Assets
   United States....................................      $ 134,025     $  33,892     $  50,689
   Europe...........................................         42,991        26,746        13,105
                                                          ---------     ---------     ---------
   Total............................................      $ 177,016     $  60,638     $  63,794
                                                          =========     =========     =========

Note 15 - Subsequent Events

     In January 2005, the Company received a distribution from its investment in GCP of $0.6 million.

     Subsequent to year end, the Company committed $20 million to its merchant banking business relating to a proposed investment in common stock of Global Signal, Inc. This equity commitment is expected to be assumed by one or more funds in 2005. The Company expects to retain approximately 10% of the proposed investment through its participation in GCP.

     Subsequent to year end, GCP transferred all of the shares of common stock of Global Signal, Inc. owned by them to a newly formed subsidiary, GCP SPV1, LLC (the "Borrower"), wholly owned by GCP. The Borrower entered into a credit agreement with Morgan Stanley Mortgage Capital, Inc., as administrative agent, and certain other lenders named therein. Under the terms of the credit agreement the Borrower borrowed $70 million, secured by 8,383,234 of the 8,422,194 shares of Global Signal Inc. common stock owned by it. The credit agreement requires the Borrower to maintain $4,000,000 in a collateral account at all times while the loan is outstanding. Under the terms of a separate recourse agreement, the lenders will have recourse to GCPLLC in the event of fraud or certain types of misrepresentations by the Borrower.

Note 16 - Pro Forma Financial Information (unaudited)

     The following are condensed pro forma consolidated statements of income for the years ended December 31, 2004, 2003 and 2002:

                                                              2004         2003        2002
                                                           ----------   ----------  ---------
                                                      (a)   pro forma   pro forma   pro forma
                                                           ----------   ----------  ---------
Total revenues....................................          $ 151,853   $  126,679  $ 112,608
Compensation and benefits.........................    (b)      67,680       57,006     50,674
Other expenses....................................             26,898       18,924     17,319
                                                           ----------   ----------  ---------
Total expenses....................................             94,578       75,930     67,993
                                                           ----------   ----------  ---------
Income before tax and minority interest...........             57,275       50,749     44,615
Minority interest in net income of subsidiary.....    (c)           -            -          -
                                                           ----------   ----------  ---------
Income before tax.................................             57,275       50,749     44,615
Tax expense.......................................    (d)      22,948       21,314     18,738
                                                           ----------   ----------  ---------
Net income........................................          $  34,327   $  29,435   $  25,877
                                                           ==========   ==========  =========
Average common shares outstanding:                    (e)
   Basic..........................................             28,780       25,000     25,000
   Diluted........................................             28,789       25,000     25,000
Earnings per share:
   Basic..........................................          $    1.19   $     1.18  $    1.04
   Diluted........................................          $    1.19   $     1.18  $    1.04

------------------
(a) Prior to the initial public offering the Company was a limited liability company and its earnings did not fully reflect the compensation expense the Company pays its managing directors or taxes that it pays as a public corporation. Additionally, a portion of the Company's earnings attributable to its European operations was recorded as minority interest. The Company believes that the pro forma results, which increase compensation expense and tax expense to amounts it expects it would have paid as a corporation and eliminate the minority interest, more accurately depict its results as a public company. The amounts for the year ended December 31, 2004 include the pro forma results of operations as if the Company operated as a public company during the period January 1, 2004 to the date of its public offering combined with the actual results of operations for the period after the public offering. The amounts for the year ended December 31, 2003 and 2002 reflect pro forma results of operations as if the initial public offering had occurred as of January 1 of that year.

(b) Because the Company had been a limited liability company prior to the initial public offering, payments for services rendered by its managing directors generally had been accounted for as distributions of members' capital rather than as compensation expense. As a corporation, the Company includes all payments for services rendered by managing directors in compensation and benefits expense.

     Compensation and benefits expense, reflecting the Company's conversion to corporate form, consists of cash compensation and non-cash compensation related to the restricted stock units awarded to employees at the time of the Company's initial public offering consummated on May 11, 2004, as well as any additional restricted stock units awarded in the future. It is the Company's policy that total compensation and benefits, including that payable to the managing directors, will not exceed 50% of total revenues each year (although the Company retains the ability to change this policy in the future). Adjustments to increase compensation expense for the year ended December 31, 2004, 2003 and 2002 of $6.2 million, $29.9 million and $31.2 million, respectively, have been made to record total compensation and benefits expense at 45% of total revenues, consistent with the percentage of compensation paid in 2004 for the period after the initial public offering.

(c) For the year ended December 31, 2004, 2003 and 2002, historical income before tax has been increased by $6.5 million, $32.2 million and $17.6 million, respectively, to reflect the elimination on a pro forma basis of minority interests held by the European managing directors in GCI.

(d) As a limited liability company, the Company was generally not subject to income taxes except in foreign and local jurisdictions. The pro forma provision for income taxes for the year ended December 31, 2004 includes an adjustment of $4.2 million for assumed federal, foreign, state and local income taxes as if the Company were a C Corporation for the period January 1, 2004 to the date of the public offering at an assumed effective rate of 42% combined with the actual tax provision for the period after the public offering. For the year ended December 31, 2003 and 2002, adjustments of $18.3 million and $18.4 million, respectively were made to adjust the Company's effective tax rate to 42%, reflecting assumed federal, foreign, state and local income taxes as if it were a corporation on January 1, 2003 and 2002.

(e) For 2004 the actual and pro forma numbers of common shares outstanding give effect to (i) 25,000,000 shares issued in connection with the reorganization of the Company in conjunction with the initial public offering as if it occurred on January 1, 2004, (ii) the weighted average of the 5,750,000 shares and the common stock equivalents issued in conjunction with and subsequent to the initial public offering and (iii) the 9,346 shares of treasury stock purchased by the Company. For 2003 and 2002 the pro forma number of common shares outstanding gives effect to the shares issued in connection with the reorganization of the Company as if it occurred on January 1 of that year.

Note 17 - Event Subsequent to Date of Report of Independent Registered Public Accounting Firm (unaudited)

     On March 31, 2005, the Company's wholly-owned subsidiary GCPLLC committed $85 million for its second private equity fund, Greenhill Capital Partners II, L.P. and related funds ("Fund II"). In addition, the Company's managing directors (including all of its executive officers), senior advisors and other professionals have personally committed a further $135 million of capital to Fund II.

Supplemental Financial Information

Quarterly Results (unaudited)

     The following represents the Company's unaudited quarterly results for the years ended December 31, 2004 and 2003. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results.

                                                                       Three Months Ended
                                                        ------------------------------------------
                                                        March 31,   June 30,   Sept. 30,   Dec. 31,
                                                         2004         2004       2004        2004
                                                        -------     -------    -------     -------
                                                           (in millions, expect per share data)
Total revenues......................................    $  29.6     $  34.8    $  36.5     $  50.9
Operating expenses..................................       14.2        19.3       23.2        31.6
                                                        -------     -------    -------     -------
Income before tax and minority interest.............       15.4        15.5       13.3        19.3
Minority interest in net income of subsidiary.......        4.4         2.1        -           -
Provision for taxes.................................        0.5         5.6        5.1         7.5
                                                        -------     -------    -------     -------
Net income..........................................    $  10.5     $   7.8    $   8.2     $  11.8
                                                        =======     =======    =======     =======
Earnings per share
   Basic............................................    $  0.42     $  0.27    $  0.27     $  0.38
   Diluted..........................................       0.42        0.27       0.27        0.38
Dividends declared per common share.................    $     -     $     -    $  0.08     $  0.08


                                                                       Three Months Ended
                                                        ------------------------------------------
                                                        March 31,   June 30,   Sept. 30,   Dec. 31,
                                                         2004         2004       2004        2004
                                                        -------     -------    -------     -------
                                                           (in millions, expect per share data)
Total revenues......................................    $  16.8     $  37.8    $  32.4     $  39.6
Operating expenses..................................        8.9        10.9       11.1        15.1
                                                        -------     -------    -------     -------
Income before tax and minority interest.............        7.9        26.9       21.3        24.5
Minority interest in net income of subsidiary.......        2.1         8.5        6.7        14.9
Provision for taxes.................................        0.2         1.0        0.6         1.2
                                                        -------     -------    -------     -------
Net income..........................................    $   5.6     $  17.4    $  14.0     $   8.4
                                                        =======     =======    =======     =======

2.  Financial Statement Schedules

     All other financial statement schedules have been omitted because they are not applicable or the required information is included in the accompanying audited financial statements.

3. Exhibits

     See the Exhibit Index on pages E-1 through E-2 for a list of the exhibits being filed or furnished with or incorporated by reference into this Prospectus.

================================================================================

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  --------------
                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Prospectus Summary..........................................................1
Summary Consolidated Financial Data.........................................4
The Offering................................................................6
Risk Factors................................................................7
Special Note Regarding Forward-Looking Statements..........................14
Use of Proceeds............................................................16
Dividend Policy............................................................16
Capitalization.............................................................17
Unaudited Pro Forma Consolidated Financial
   Information.............................................................18
Notes to Unaudited Pro Forma Consolidated
   Financial Information...................................................20
Selected Consolidated Financial and Other Data.............................21
Management's Discussion and Analysis of Financial
   Condition and Results of Operations.....................................24
Business...................................................................37
Management.................................................................46
Principal and Selling Stockholders.........................................62
Certain Relationships and Related Transactions.............................64
Description of Capital Stock...............................................69
Certain Material U.S. Federal Income Tax
   Considerations..........................................................71
Shares Eligible for Future Sale............................................74
Underwriting...............................................................76
Validity of Common Stock...................................................79
Experts....................................................................79
Where You Can Find More Information........................................79
Index to Consolidated Financial Statements................................F-1



================================================================================



                                4,000,000 Shares




                              Greenhill & Co., Inc.



                                  Common Stock



                                 --------------

                                [GREENHILL LOGO]

                                 --------------



                              Goldman, Sachs & Co.

                               UBS Investment Bank

                             Keefe, Bruyette & Woods

                              Wachovia Securities



================================================================================

                                     Part II
                     Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

                                                                 Amount
                                                               To Be Paid
          SEC registration fee.............................  $19,274.55
          NASD filing fee..................................  $16,876.00
          Printing and engraving expenses..................  *
          Legal fees and expenses..........................  *
          Accounting fees and expenses.....................  *
          Blue Sky fees and expenses.......................  *
          Transfer agent and registrar fees................  *
          Miscellaneous....................................  *
          Total............................................  $      *

         -----------------
         *  To be provided by subsequent amendment.

     Each of the amounts set forth above, other than the SEC registration fee and the NASD filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Ninth of the Registrant's Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

     The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant's Certificate of Incorporation or otherwise as a matter of law.

     The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

     On April 15, 2004, we issued 1,000 shares of our Common Stock to Greenhill & Co. Holdings, LLC for an aggregate purchase price of 100. This issuance was exempt from registration as a private placement made in reliance of Section 4(2) of the Securities Act of 1933, as amended. Greenhill & Co. Holdings, LLC was subsequently merged into Greenhill & Co., Inc., and as a result, those shares of Common Stock were cancelled and are no longer outstanding.

     As part of the incorporation transactions, the Registrant entered into definitive binding agreements to issue shares of the Registrant's common stock, par value $0.01 per share, to the members of Greenhill & Co. Holdings, LLC upon the merger of Greenhill & Co. Holdings, LLC into Greenhill & Co., Inc. The issuance of the shares of common stock to the members of Greenhill & Co. Holdings, LLC was not registered under the Securities Act of 1933, as amended (the "Securities Act"), because the shares were offered and sold in transactions exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 thereunder.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits

   Exhibit
    Number                             Description
-------------  -----------------------------------------------------------------
      1.1*     Form of Underwriting Agreement.

      2.1 Reorganization Agreement and Plan of Merger of Greenhill & Co. Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      3.1 Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's registration statement on to Form S 1/A (No. 333-113526) filed on May 5,
               2004).

      3.2      Amended and Restated By-Laws (incorporated by reference to
               Exhibit 3.2 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on May 5, 2004).

      4.1      Form of Common Stock Certificate (incorporated by reference to
               Exhibit 4.1 to the Registrant's registration statement on to Form S-1/A (No. 333113526) filed on April 30, 2004).

      5.1*     Opinion of Davis Polk & Wardwell.

      10.1 Form of Greenhill & Co, Inc. Transfer Rights Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.2 Form of Greenhill & Co., Inc. Employment, Non-Competition and Pledge Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.4 Form of U.K. Non-Competition and Pledge Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20,
               2004).

      10.5 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

------------------
*    To be filed by amendment.

   Exhibit
    Number                             Description
-------------  -----------------------------------------------------------------
      10.6     Form of Indemnification Agreement (incorporated by reference to
               Exhibit 10.6 to the Registrant's registration statement on to Form S-1/A (No. 333113526) filed on April 30, 2004).

      10.7     Tax Indemnification Agreement (incorporated by reference to
               Exhibit 10.7 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.8 Loan Agreement (Line of Credit) dated as of December 31, 2003 between First Republic Bank and Greenhill & Co. Holdings, LLC (incorporated by reference to Exhibit 10.8 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.9 Security Agreement dated as of December 31, 2003 between Greenhill Fund Management Co., LLC and First Republic Bank (incorporated by reference to Exhibit 10.9 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.10 Agreement for Lease dated February 18, 2000 between TST 300 Park, L.P. and Greenhill & Co., LLC (incorporated by reference to
               Exhibit 10.10 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.11 First Amendment of Lease dated June 15, 2000 between TST 300 Park, L.P. and Greenhill & Co., LLC (incorporated by reference to
               Exhibit 10.11 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.12 Agreement for Lease dated April 21, 2000 between TST 300 Park, L.P. and McCarter & English, LLP (incorporated by reference to
               Exhibit 10.12 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.13 Assignment and Assumption of Lease dated October 3, 2003 between McCarter & English, LLP and Greenhill & Co., LLC (incorporated by reference to Exhibit 10.13 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30,
               2004).

      10.14 Sublease Agreement dated January 1, 2004 between Greenhill Aviation Co., LLC and Riversville Aircraft
               Corporation(incorporated by reference to Exhibit 10.14 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.15 Agreement of Limited Partnership of GCP, L.P. dated as of June 29, 2000 (incorporated by reference to Exhibit 10.15 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.16 GCP, LLC Limited Liability Company Agreement dated as of June 27, 2000 (incorporated by reference to Exhibit 10.16 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.17 Amended and Restated Agreement of Limited Partnership of Greenhill Capital, L.P., dated as of June 30,2000 (incorporated by reference to Exhibit 10.17 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30,
               2004).

      10.18 Amendment to the Amended and Restated Agreement of Limited Partnership of Greenhill Capital, L.P. dated as of May 31, 2004 (incorporated by reference to Exhibit 10.18 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.19 Amended and Restated Agreement of Limited Partnership of GCP Managing Partner, L.P. dated as of May 31, 2004 (incorporated by reference to Exhibit 10.19 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30,
               2004).

      10.20 Form of Assignment and Subscription Agreement dated as of January 1, 2004 (incorporated by reference to Exhibit 10.20 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.21 Form of Greenhill & Co., Inc Equity Incentive Plan Restricted Stock Unit Award Notification - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.21 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30,
               2004).

      10.22 Form of Greenhill & Co., Inc Equity Incentive Plan Restricted Stock Unit Award Notification - Five Year Cliff Vesting (incorporated by reference to Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30,
               2004).

   Exhibit
    Number                             Description
-------------  -----------------------------------------------------------------
      10.23 Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.23 to the Registrant's registration statement on Form S-1/A (No. 333-112526) filed on April 30, 2004).

      10.24 Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification - Five Year Cliff Vesting ((incorporated by reference to Exhibit 10.24 to the Registrant's registration statement on Form S-1/A (No. 333-112526) filed on April 30, 2004).

      10.25 Amended and Restated Agreement of Limited Partnership of Greenhill Capital Partners (Employees) II, L.P. dated as of March 31, 2005 (incorporated by reference to Exhibit 99.2 of the Registrant's report on Form 8-K filed on April 5, 2005).

      10.26 Amended and Restated Agreement of Limited Partnership of GCP Managing Partner II, L.P. dated as of March 31, 2005 (incorporated by reference to Exhibit 99.3 of the Registrant's report on Form 8-K filed on April 5, 2005).

      21.1 List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's annual report on Form 10-K filed on March 11, 2005).

      23.1     Consent of Ernst & Young LLP.

      23.2*    Consent of Davis Polk & Wardwell (included in Exhibit 5.1).

      23.3     Consent of Thomson Financial.

      24.1     Power of Attorney (included on signature page).

-------------------
*    To be filed by amendment.

Item 17. Undertakings

     (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration

     Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of April, 2005.

                                        GREENHILL & CO., INC.


                                        By: /s/ Robert F. Greenhill
                                            ------------------------------------
                                            Name:  Robert F. Greenhill
                                            Title: Chairman and Chief Executive
                                                   Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose Signature appears below constitutes and appoints Robert F. Greenhill, Scott L. Bok, Simon
A. Borrows and John D. Liu, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                Signature                                       Title                                Date

                                                 Chairman, Chief Executive Officer and
/s/ ROBERT F. GREENHILL                         Director (Principal Executive Officer)          April 15, 2005
---------------------------------------------
        Robert F. Greenhill

                                                        Chief Financial Officer
/s/ JOHN D. LIU                                      (Principal Financial Officer)              April 15, 2005
---------------------------------------------
            John D. Liu

                                                       Managing Director-Finance,
                                                        Regulation & Operations
/s/ HAROLD J. RODRIGUEZ, JR.                        (Principal Accounting Officer)              April 15, 2005
---------------------------------------------
      Harold J. Rodriguez, jr.

/s/ SCOTT L. BOK                                               Director                         April 15, 2005
---------------------------------------------
           Scott L. Bok

/s/ SIMON A. BORROWS                                           Director                         April 15, 2005
---------------------------------------------
         SIMON A. Borrows

/s/ JOHN C. DANFORTH                                           Director                         April 15, 2005
---------------------------------------------
         John C. Danforth

                Signature                                       Title                                Date

/s/ STEVEN F. GOLDSTONE                                        Director                         April 15, 2005
---------------------------------------------
       Steven F. Goldstone

/s/ STEPHEN L. KEY                                             Director                         April 15, 2005
---------------------------------------------
        Stephen L. Key

/s/ ISABEL V. SAWHILL                                          Director                         April 15, 2005
---------------------------------------------
      Isabel V. Sawhill

                                  EXHIBIT INDEX

   Exhibit
    Number                             Description
-------------  -----------------------------------------------------------------

      1.1*     Form of Underwriting Agreement.

      2.1 Reorganization Agreement and Plan of Merger of Greenhill & Co. Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      3.1 Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's registration statement on to Form S 1/A (No. 333-113526) filed on May 5,
               2004).

      3.2      Amended and Restated By-Laws (incorporated by reference to
               Exhibit 3.2 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on May 5, 2004).

      4.1      Form of Common Stock Certificate (incorporated by reference to
               Exhibit 4.1 to the Registrant's registration statement on to Form S-1/A (No. 333113526) filed on April 30, 2004).

      5.1*     Opinion of Davis Polk & Wardwell.

      10.1 Form of Greenhill & Co, Inc. Transfer Rights Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.2 Form of Greenhill & Co., Inc. Employment, Non-Competition and Pledge Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.4 Form of U.K. Non-Competition and Pledge Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20,
               2004).

      10.5 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.6     Form of Indemnification Agreement (incorporated by reference to
               Exhibit 10.6 to the Registrant's registration statement on to Form S-1/A (No. 333113526) filed on April 30, 2004).

      10.7     Tax Indemnification Agreement (incorporated by reference to
               Exhibit 10.7 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.8 Loan Agreement (Line of Credit) dated as of December 31, 2003 between First Republic Bank and Greenhill & Co. Holdings, LLC (incorporated by reference to Exhibit 10.8 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.9 Security Agreement dated as of December 31, 2003 between Greenhill Fund Management Co., LLC and First Republic Bank (incorporated by reference to Exhibit 10.9 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 20, 2004).

      10.10 Agreement for Lease dated February 18, 2000 between TST 300 Park, L.P. and Greenhill & Co., LLC (incorporated by reference to
               Exhibit 10.10 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.11 First Amendment of Lease dated June 15, 2000 between TST 300 Park, L.P. and Greenhill & Co., LLC (incorporated by reference to
               Exhibit 10.11 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.12 Agreement for Lease dated April 21, 2000 between TST 300 Park, L.P. and McCarter & English, LLP (incorporated by reference to
               Exhibit 10.12 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.13 Assignment and Assumption of Lease dated October 3, 2003 between McCarter & English, LLP and Greenhill & Co., LLC (incorporated by reference to Exhibit 10.13 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30,
               2004).

      10.14 Sublease Agreement dated January 1, 2004 between Greenhill Aviation Co., LLC and

   Exhibit
    Number                             Description
-------------  -----------------------------------------------------------------
               Riversville Aircraft Corporation(incorporated by reference to Exhibit 10.14 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.15 Agreement of Limited Partnership of GCP, L.P. dated as of June 29, 2000 (incorporated by reference to Exhibit 10.15 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.16 GCP, LLC Limited Liability Company Agreement dated as of June 27, 2000 (incorporated by reference to Exhibit 10.16 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.17 Amended and Restated Agreement of Limited Partnership of Greenhill Capital, L.P., dated as of June 30,2000 (incorporated by reference to Exhibit 10.17 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30,
               2004).

      10.18 Amendment to the Amended and Restated Agreement of Limited Partnership of Greenhill Capital, L.P. dated as of May 31, 2004 (incorporated by reference to Exhibit 10.18 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.19 Amended and Restated Agreement of Limited Partnership of GCP Managing Partner, L.P. dated as of May 31, 2004 (incorporated by reference to Exhibit 10.19 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30,
               2004).

      10.20 Form of Assignment and Subscription Agreement dated as of January 1, 2004 (incorporated by reference to Exhibit 10.20 to the Registrant's registration statement on to Form S-1/A (No. 333-113526) filed on April 30, 2004).

      10.21 Form of Greenhill & Co., Inc Equity Incentive Plan Restricted Stock Unit Award Notification - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.21 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30,
               2004).

      10.22 Form of Greenhill & Co., Inc Equity Incentive Plan Restricted Stock Unit Award Notification - Five Year Cliff Vesting (incorporated by reference to Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30,
               2004).

      10.23 Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.23 to the Registrant's registration statement on Form S-1/A (No. 333-112526) filed on April 30, 2004).

      10.24 Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification - Five Year Cliff Vesting (incorporated by reference to Exhibit 10.24 to the Registrant's registration statement on Form S-1/A (No. 333-112526) filed on April 30, 2004).

      10.25 Amended and Restated Agreement of Limited Partnership of Greenhill Capital Partners (Employees) II, L.P. dated as of March 31, 2005 (incorporated by reference to Exhibit 99.2 of the Registrant's report on Form 8-K filed on April 5, 2005).

      10.26 Amended and Restated Agreement of Limited Partnership of GCP Managing Partner II, L.P. dated as of March 31, 2005 (incorporated by reference to Exhibit 99.3 of the Registrant's report on Form 8-K filed on April 5, 2005).

      21.1 List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's annual report on Form 10-K filed on March 11, 2005).

      23.1     Consent of Ernst & Young LLP.

      23.2*    Consent of Davis Polk & Wardwell (included in Exhibit 5.1).

      23.3     Consent of Thomson Financial.

      24.1     Power of Attorney (included on signature page).

---------------------
*    To be filed by amendment.


                                      E-2